UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                  FORM CB

               TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM
                         (AMENDMENT NO.       )
                                        ------

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

        Securities Act Rule 801 (Rights Offering)                |_|
        Securities Act Rule 802 (Exchange Offer)                 |_|
        Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer) |X| Exchange Act Rule 14d-1(c) (Third Party Tender Offer) |_| Exchange Act Rule 14e-2(d) (Subject Company Response) |_|

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8) |_|

Note: Regulation S-T Rule 101(b)(8) only permits the filing or submission of a Form CB in paper by a party that is not subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act.

                             Rio Tinto Limited
                         (Name of Subject Company)

                     ----------------------------------
    (Translation of Subject Company's Name into English (if applicable))

                                 Australia
     (Jurisdiction of Subject Company's Incorporation or Organization)

                                A V Lawless
                            Assistant Secretary
                             Rio Tinto Limited
                             55 Collins Street
                          Melbourne, Victoria 3000
                                 Australia
                    (Name of Person(s) Furnishing Form)

                              Ordinary Shares
                         American Depositary Shares
                   (Title of Class of Subject Securities)

                                 767204100
           (CUSIP Number of Class of Securities (if applicable))

                          Rio Tinto Services Inc.
                            2700 Centerville Road
                                 Suite 400
                         Wilmington, Delaware 19808
                              (801) 583-6707

 (Name, Address (including zip code) and Telephone Number (including area code)
       of Person(s) Authorized to Receive Notices and Communications
                       on Behalf of Subject Company)

                               April 15, 2005
               (Date Tender Offer/Rights Offering Commenced)

               PART I - INFORMATION SENT TO SECURITY HOLDERS

ITEM 1.   HOME JURISDICTION DOCUMENTS

Attachments:

     (1)  Rio Tinto Limited Off-Market Buy-Back Booklet

     (2)  Explanatory Letter to holders of American Depositary Shares

     (3)  Tender Form for holders of American Depositary Shares

     (4)  Tender Form for holders of ordinary shares

     (5)  Withdrawal/Amendment Form for holders of American Depositary Shares

ITEM 2.   INFORMATIONAL LEGENDS

          Not Applicable.

PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

Exhibits:

     (1)  Rio Tinto Limited Off-Market Buy-Back Tender News Release*

     (2)  Rio Tinto Limited Off-Market Buy-Back Tender Presentation
          Commentary*

     (3)  Appendix 3C*

     (4) Notice of Meeting and accompanying Explanatory Notes for Rio Tinto Limited's 2005 Annual General Meeting**

     (5)  Rio Tinto Limited 2004 Annual Report**

     *  Incorporated by reference to our Form 6-K dated March 11, 2005.

     ** Incorporated by reference to our Form 6-K dated March 17, 2005.

PART III - CONSENT TO SERVICE OF PROCESS

Rio Tinto Limited is furnishing, concurrently with the furnishing of this Form CB, an irrevocable consent and power of attorney on Form F-X in connection with the furnishing of this Form CB.

PART IV - SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                       RIO  TINTO  LIMITED



                                       By:   /s/  A V Lawless
                                           ---------------------------
                                       Name:   A V Lawless
                                       Title:  Assistant Secretary
                                       Date:   April 15, 2005

RIO TINTO LOGO
                        OFF-MARKET BUY-BACK BOOKLET

                    Rio Tinto Limited ABN 96 004 458 404
--------------------------------------------------------------------------------

THIS IS
AN IMPORTANT
DOCUMENT
If you are in
doubt as to the
action you
should take,
please consult
your financial,
taxation or other
professional
adviser
immediately.

IMPORTANT DATES(a)

MARCH 2005
Friday, 18 March          Shares quoted ex-entitlement to participate in the
                          Buy-Back on the ASX(b)
Thursday, 24 March        Last day that Shares can generally be acquired to be
                          eligible for franking entitlements(c)
Thursday, 24 March        Record Date for determination of shareholders
                          entitled to participate in the Buy-Back

APRIL 2005
Mid April                 Mailing of Buy-Back Documents to shareholders
Thursday, 14 April        Rio Tinto plc Annual General Meeting
Monday, 18 April          Tender Period opens
Friday, 29 April          Rio Tinto Limited Annual General Meeting

MAY 2005
Friday, 6 May             Tender Period closes. Tenders must be received by no
                          later than 9.00pm (Melbourne time)
No later than Tuesday,    Announcement of Buy-Back Price and scale back (if any)
10 May
No later than Tuesday,    Dispatch of Buy-Back proceeds to participating
17 May                    shareholders completed


     TABLE NOTES
(a) While Rio Tinto does not anticipate any changes to these dates, it reserves the right to vary them by announcement to the ASX. In particular, the Board reserves the right to terminate the Buy-Back at any time prior to the date on which Rio Tinto enters into Buy-Back Contracts to buy back Shares from successful tendering shareholders by making an announcement to the ASX to that effect. In addition, completion of the Buy-Back is subject to shareholder approval.
(b) Shares acquired on the ASX on an ex-entitlement basis on or after this date will not confer an entitlement to participate in the Buy-Back.
(c) This assumes an announcement of the Buy-Back Price on 9 May 2005. In any event, Shares acquired on the ASX on an ex-entitlement basis on or after Friday, 18 March 2005 will not confer an entitlement to participate in the Buy-Back.


ELIGIBILITY TO PARTICIPATE
Subject to any legal restrictions that may prevent some foreign shareholders from participating (see Section 4.5), you are eligible to participate in the Buy-Back if Shares are registered in your name on the Record Date (Thursday, 24 March 2005) and, in accordance with the
Settlement Rules, those Shares confer an entitlement to receive this Buy-Back Invitation.

This booklet does not provide financial product or tax advice and has been prepared without taking into account your particular circumstances. You should carefully consider the appropriateness of the Buy-Back having regard to your own objectives, financial situation and needs and also consider obtaining independent advice before making any financial decisions.

The date of this booklet is 4 April 2005.

BUY-BACK ENQUIRY LINE
If you have any questions in relation to the Buy-Back, please call the Buy-Back enquiry line:

-    within Australia on 1300 657 022 (toll free); or

-    from outside Australia on +61 3 9415 4137,

at any time between 8.30am and 5.30pm (Melbourne time) Monday to Friday.

There is a definition section in this booklet (see Section 5), which defines the capitalised words used in this booklet and also sets out other rules of interpretation. Illustrative examples of completed Tender Forms are also provided in Section 6 to help you complete your Tender Form (which is enclosed with this booklet).

CHAIRMAN'S LETTER

4 April 2005

Dear Shareholder

Rio Tinto is committed to maintaining an efficient balance sheet structure while retaining sufficient flexibility to meet its overall strategic priority of growing both organically and through acquisitions where value-enhancing opportunities arise. A series of acquisitions in 2000 and 2001, coupled with investment in a number of greenfield and brownfield opportunities, have increased the capital base of the Group and its resultant free cash flow.

This means that, in addition to comfortably funding the current planned investments, capital can be returned to shareholders while maintaining the flexibility we require.

When Rio Tinto's full year results were published on 3 February 2005, we announced a 20 per cent increase to the annual dividend, thereby setting a new and higher baseline for the continuation of the Group's progressive dividend policy. We also announced an intention to return to shareholders, subject to market conditions, up to US$1.5 billion of capital during 2005 and 2006.

As part of this capital return programme, Rio Tinto announced on 11 March 2005 that eligible shareholders would be invited to participate in an off-market buy-back of around A$400 - A$500 million equivalent of Rio Tinto Limited's ordinary shares. The ultimate size of the buy-back will depend on shareholder demand and prevailing market conditions.

Completion of the off-market buy-back is subject to shareholder approval, which will be sought at the Rio Tinto plc and Rio Tinto Limited annual general meetings, on 14 April 2005 and 29 April 2005, respectively.

Eligible shareholders of Rio Tinto Limited may tender Shares at discounts of between 8 per cent and 14 per cent (inclusive, and at 1 per cent intervals) to the Market Price(1), or as a Final Price Tender (which is an election to receive the Buy-Back Price). The Buy-Back Price will be determined by Rio Tinto having regard to the Tenders lodged by shareholders and will be the largest discount to the Market Price which enables Rio Tinto to repurchase the targeted amount of capital.

As with most buy-backs of this type, the Buy-Back Price will comprise a capital component and a deemed dividend component for Australian tax purposes. The Australian Taxation Office has agreed that shareholders whose Shares are bought back by Rio Tinto under the Buy-Back will receive a cash capital component of A$4.00 per Share(2) with the balance of the Buy-Back Price deemed to be a fully franked dividend for Australian tax purposes. The Buy-Back will have different tax consequences for each shareholder, depending on their residency for tax purposes, the price at which they originally acquired their Shares and their individual tax position. The general Australian taxation implications of the Buy-Back for participating shareholders are included in Section 2 of this booklet, though you should obtain your own specific advice.

If you wish to submit a Tender, please ensure that your completed and signed Tender Form is received by the Registry or, if you are a sponsored CHESS Holder, that your broker processes your Tender, by no later than 9.00pm (Melbourne time) on Friday, 6 May 2005. If you have any questions on how the Buy-Back operates or how you can participate, please contact our dedicated enquiry line on 1300 657 022 (toll free) within Australia or on +61 3 9415 4137 from outside Australia.

You do not need to take any action if you do not wish to participate in the Buy-Back. However, I encourage you to consider this booklet carefully and, if you are in any doubt as to the action you should take, please contact your professional adviser.

Yours sincerely

/s/ Paul Skinner

Paul Skinner
Chairman

     FOOTNOTES:
(1) Market Price (see the definition in Section 5) is the volume weighted average price of Rio Tinto Limited ordinary shares sold on the ASX over the five trading days up to and including the Closing Date, excluding certain trades considered to be not "at market" trades.
(2) For Australian tax purposes, the sale proceeds of the Shares for entities other than companies will generally be taken to be the A$4.00 capital component plus the amount (if any) by which the Tax Value exceeds the Buy-Back Price. See Section 2 for further details.

KEY FEATURES OF THE BUY-BACK


--------------------------------------------------------------------------------
TARGET SIZE
A$400 to A$500 million, but this may be varied depending on demand and market conditions. For example, Rio Tinto may increase the Buy-Back size if there is excess demand at an attractive price or may not buy back any Shares at all.

TENDER RANGE
Discount percentages from 8 per cent to 14 per cent (inclusive, and at 1 per cent intervals) to the Market Price. The Market Price is calculated as the VWAP (as defined in Section 5.1) of Rio Tinto ordinary shares sold on the ASX over the five trading days up to and including the Closing Date. The Market Price will be made available to shareholders no later than 6.00pm (Melbourne time) on the Closing Date on Rio Tinto's website or by calling the Buy-Back enquiry line.

CAPITAL COMPONENT OF BUY-BACK PRICE(a)
A$4.00.

DIVIDEND COMPONENT OF BUY-BACK PRICE(b)
The Buy-Back Price less A$4.00.

ELIGIBLE SHAREHOLDERS
Subject to the rule for certain foreign shareholders (see Section 4.5), you are eligible to participate in the Buy-Back if you have Shares registered in your name on the Record Date(c).

RECORD DATE
Thursday, 24 March 2005.

CLOSING DATE
Friday, 6 May 2005(d). Tenders must be received by no later than 9.00pm (Melbourne time).

WHAT TO DO?
Provided you are eligible, it is your decision whether to participate in the Buy-Back. To ensure that you make an informed decision, you should read this booklet carefully. If you are in any doubt as to whether to participate, you should consult your professional adviser immediately.


--------------------------------------------------------------------------------

IF YOU DO CHOOSE TO PARTICIPATE

-  Refer to Section 1.18 for details on how to participate

- You can choose any Tender Discount between 8 per cent and 14 per cent (inclusive) to the Market Price

- You can choose to lodge a Final Price Tender and accept the Buy-Back Price determined by Rio Tinto (see Section 1.11)

- You can choose to make your Tender conditional on one of the Minimum Prices set out on your Tender Form (see Section 1.14)

- Whether your Tender is successful will depend on whether your Tender Discount is greater than or equal to the Buy-Back Discount, subject to any scale back and any Minimum Price condition you impose

- If your Tender is successful, there will be certain income tax and CGT consequences

- You should not have to pay any brokerage to sell your Shares into the Buy-Back


--------------------------------------------------------------------------------

IF YOU CHOOSE NOT TO PARTICIPATE

-  You do not need to take any action

- The number of Shares you hold will not change, however your proportional shareholding in Rio Tinto will increase marginally

- As a shareholder, you will benefit from any improvement in Rio Tinto's earnings per share and return on equity and you will continue to be subject to the normal benefits and investment risks associated with share ownership



     TABLE NOTES:
(a) For Australian tax purposes, the sale proceeds of the Shares for entities other than companies will generally be taken to be the A$4.00 capital component plus the amount (if any) by which the Tax Value exceeds the Buy-Back Price.
(b)  For Australian tax purposes only.
(c) The Shares must, in accordance with the Settlement Rules, confer an entitlement to receive a Buy-Back Invitation.
(d)  Rio Tinto reserves the right to vary this by announcement to the ASX.

CONTENTS

      IMPORTANT DATES                                              INSIDE FRONT

      CHAIRMAN'S LETTER                                                        I

      KEY FEATURES OF THE BUY-BACK                                            II

1     DETAILS OF THE BUY-BACK AND TENDER PROCESS                               1
1.1   What is a buy-back?                                                      1
1.2   Why is Rio Tinto returning capital?                                      1
1.3   Why is Rio Tinto implementing the Buy-Back?                              1
1.4   Did Rio Tinto consider other ways to return capital?                     2
1.5   What is the impact of the shareholder approval at the AGMs?              2
1.6   Am I entitled to tender Shares into the Buy-Back?                        2
1.7   Do I have to tender my Shares?                                           2
1.8   What if I do not participate in the Buy-Back?                            2
1.9   What price will Rio Tinto pay to buy back my Shares                      2
      under the Buy-Back?
1.10  How will I know what the Market Price is?                                3
1.11  What is a Final Price Tender?                                            3
1.12  How will I know what the Buy-Back Price is?                              3
1.13  Will all the Shares I tender be bought back?                             3
1.14  Can I specify a Minimum Price for the sale                               3
      of my Shares into the Buy-Back?
1.15  How will Rio Tlnto determine successful Tenders                          3
      and any scale back?
1.16  How will the scale back affect my Tender?                                4
1.17  Performance of Rio Tinto Shares over previous six months                 7
1.18  How do I participate in the Buy-Back?                                    7
1.19  Can I withdraw or amend my Tender?                                       8
1.20  How can I obtain additional Tender or Withdrawal/Amendment Forms?        9
1.21  How will I know how many of my Shares have been bought back?             9
1.22  How will I receive payment for Shares bought back?                       9
1.23  Will I still receive the 2004 final dividend                             9
      if my Shares are bought back?
1.24  Can I trade my Shares after submitting a Tender?                        10
1.25  Can I purchase shares during the Tender Period?                         10
1.26  Can I still vote at the 2005 Annual General Meeting if                  10
      I tender all my Shares into the Buy-Back?
1.27  How does the Buy-Back compare to selling my Shares on the ASX?          10
1.28  Is the Rio Tinto Group buying back any other shares?                    10
1.29  Will Rio Tinto plc participate in the Buy-Back?                         11
1.30  Will there be more off-market buy-back tenders in the future?           11

2     AUSTRALIAN TAX IMPLICATIONS FOR SHAREHOLDERS                            12
2.1   Introduction                                                            12
2.2   Australian resident individual                                          12
2.3   Australian resident company                                             13
2.4   Australian complying superannuation fund                                14
2.5   Non-residents                                                           14
2.6   Tax Value                                                               14
2.7   Limits on availability of franking credits and tax offsets              15
2.8   Worked tax examples for Australian resident individuals and             16
      Australian complying superannuation funds

3     EFFECT OF BUY-BACK ON RIO TINTO                                         19
3.1   Full year results and other information                                 19
3.2   How many Shares will be bought back?                                    19
3.3   Impact of the Buy-Back on Rio Tinto's index weighting and liquidity     20
3.4   How will the Buy-Back be funded?                                        20
3.5   Impact of the Buy-Back on key financial indicators                      20
3.6   Impact on Rio Tinto's franking account                                  20
3.7   Financial impact of the Buy-Back                                        21
3.8   What effect will the Buy-Back have on the control of Rio Tinto?         21
3.9   DLC structure                                                           22
3.10  Outlook                                                                 22
3.11  Forward-looking statements                                              22

4     ADDITIONAL INFORMATION                                                  23
4.1   Shares held by trustees and nominees                                    23
4.2   Margin lending arrangements                                             23
4.3   Shareholders with more than one holding of Shares                       23
4.4   Joint shareholders                                                      23
4.5   Foreign shareholders                                                    23
4.6   American Depositary Receipt holders                                     23
4.7   Restrictions on Tender acceptances                                      24
4.8   Restrictions on the payment of Buy-Back proceeds                        24
4.9   Rights under this Buy-Back Invitation cannot be transferred             24
4.10  The effect of submitting a Tender                                       24
4.11  Rio Tinto's rights to accept or reject Tenders and forms                24
4.12  Rio Tinto's right to vary dates and times and to close Buy-Back         24
4.13  Rio Tinto's right to adjust Tenders                                     25
4.14  Employee Incentive Schemes                                              25
4.15  Director participation                                                  25
4.16  Regulatory relief                                                       25
4.17  Privacy                                                                 25

5     DEFINITIONS AND INTERPRETATION                                          26
5.1   Definitions                                                             26
5.2   Interpretation                                                          27

6     EXAMPLES OF TENDER DISCOUNTS AND TENDER FORMS                           28

1    DETAILS OF THE BUY-BACK AND TENDER PROCESS

     This booklet sets out the terms of the Buy-Back and other information to assist you in deciding whether to participate in the Buy-Back. You should also have regard to other information previously made available to shareholders about Rio Tinto, such as:

     - the Notice of Meeting and accompanying Explanatory Notes for Rio Tinto's 2005 Annual General Meeting; and

     - the 2004 Annual report and financial statements and the 2004 Annual review.

     You can access a copy of each of these documents, and other information regarding Rio Tinto and the Group, on Rio Tinto's website at www.riotinto.com

     This invitation does not constitute or give rise to a legally binding offer capable of your acceptance. If you tender your Shares into the Buy-Back, you make a formal offer to sell those Shares on the terms and conditions set out in the Buy-Back Documents. If Rio Tinto accepts your Tender, a Buy-Back Contract is formed on those terms and conditions.

1.1  WHAT IS A BUY-BACK?

     A buy-back occurs where a company purchases some of its own shares. The shares bought back are subsequently cancelled, thereby reducing the total number of shares the company has on issue.

1.2  WHY IS RIO TINTO RETURNING CAPITAL?

     The Buy-Back is being undertaken as part of the Rio Tinto Group's programme to return up to US$1.5 billion of surplus capital to shareholders during 2005 and 2006, subject to market conditions. The Board believes that, having regard to the Group's current and foreseeable capital investment commitments, the Rio Tinto Group has excess capital and, in the current circumstances, it is in the best interests of shareholders that Rio Tinto make capital returns to shareholders. In addition, on 3 February 2005 the Group announced a 20 per cent increase to the annual dividend, thereby setting a new higher baseline for the continuation of the Group's progressive dividend policy.

     In the Board's opinion, the current strength of the Group's cash flow means that, in addition to comfortably funding the current planned investments, capital can be returned to shareholders whilst maintaining the flexibility to take advantage of acquisition and organic expansion opportunities as and when they arise.

1.3  WHY IS RIO TINTO IMPLEMENTING THE BUY-BACK?

     An off-market buy-back tender process involves a company inviting its eligible shareholders to tender to sell shares to the company. If the company accepts the tender, then a buy-back agreement is formed on the applicable terms.

     The Board considers that an off-market buy-back tender currently provides an advantageous method of returning capital and that such a buy-back is in the best interests of shareholders as a whole.

     The benefits of conducting the Buy-Back as an off-market tender process are considered to be as follows:

     - the Buy-Back allows the purchase of Shares at a discount of at least 8 per cent to prevailing market prices for Rio Tinto ordinary shares. This is likely to represent a lower average price than expected under a fixed price buy-back or an on-market buy-back;

     - the Board expects that the Buy-Back will improve earnings per share and return on equity for shareholders who remain holding shares in Rio Tinto;

     - for some shareholders, depending on their tax status, the after-tax return of participating in the Buy-Back may be greater than a sale of their Shares on-market;

     - participation is optional and shareholders have maximum flexibility to tailor their participation to suit their own circumstances. Shareholders are able to choose:

     -  whether to participate;

     -  how many (if any) Shares to tender; and

     - the basis upon which Shares will be tendered (for example, at what Tender Discounts or as a Final Price Tender and with the option of a Minimum Price condition);

     - all eligible shareholders have the opportunity to participate in the Buy-Back at the same price;

     - the tender process allows Rio Tinto to determine the most appropriate number of Shares to buy back based on shareholder demand;

     - shareholders whose Tenders are accepted should not incur the usual brokerage costs; and

     - the Buy-Back provides an efficient means of returning capital to Rio Tinto shareholders and enables the Group to maintain a more efficient capital structure and to reduce its cost of capital.

     The Board believes that the Buy-Back can be undertaken without prejudicing the Group's ability to maintain its progressive dividend policy (as noted above, the dividend announced on 3 February 2005 has set a new higher baseline for this progressive dividend policy). Further, while the Buy-Back will result in a reduction of Rio Tinto's available franking credits, the Board expects Rio Tinto to continue to be in a position to fully frank its dividends for the reasonably foreseeable future. Further information regarding the effect of the Buy-Back on Rio Tinto is set out in Section 3.

     The Board does not think that the Buy-Back poses any significant disadvantage to shareholders, nor does the Board believe that there would be any material impact on the control of the Rio Tinto Group or the relative voting power of shareholders in each of Rio Tinto Limited and Rio Tinto plc (this is discussed further below). However, in making their decision shareholders should be aware that the Buy-Back would result in a reduction in the number of Rio Tinto ordinary shares on issue but, given the number of shares that might be bought back under the Buy-Back, the Board does not expect that there would be any material change in the index weighting or liquidity of the shares.

1.4  DID RIO TINTO CONSIDER OTHER WAYS TO RETURN CAPITAL?

     The Buy-Back is part of the wider capital return programme announced by the Group on 3 February 2005. As announced, the intention is to return up to US$1.5 billion of surplus capital to shareholders of the Group during 2005 and 2006, subject to market conditions. This may include on and off market buy-backs, including the Buy-Back, and perhaps other capital management initiatives.

     In addition, the Rio Tinto Group announced a 20 per cent increase to the annual dividend on 3 February 2005, thereby setting a new higher baseline for the continuation of the Group's progressive dividend policy.

     While the Board gave consideration to other capital management initiatives, such as special dividends and capital returns, the Board is of the view that, at this time, it is in the best interests of shareholders as a whole to pursue the Buy-Back as a component of the Group's capital return programme. The advantages of the Buy-Back are discussed in Section 1.3 above. In particular, for some participating shareholders, depending on their tax status, the after-tax return of participating in the Buy-Back may be greater than a sale of their Shares on-market. For shareholders who choose not to participate in the Buy-Back and who maintain a shareholding in Rio Tinto, they are expected to benefit from the anticipated improvement in earnings per share and return on equity as a result of the Buy-Back.

     As discussed in further detail in Sections 1.5 and 1.30 below, shareholder approval to undertake off-market buy-back tenders is being sought at the upcoming annual general meetings of Rio Tinto Limited and Rio Tinto plc.

1.5  WHAT IS THE IMPACT OF THE SHAREHOLDER APPROVAL AT THE AGMS?

     The Buy-Back is conditional on shareholders in Rio Tinto Limited and in Rio Tinto plc each approving the Buy-Back by special resolution at the annual general meetings to be held on 29 April 2005 and 14 April 2005 respectively. The results of each meeting will be announced to the ASX as soon as possible after the meetings and will also be made available on Rio Tinto's website at www.riotinto.com

     If the required shareholder approval is not obtained at those meetings, the Buy-Back will not proceed. Any Tenders that have been lodged will lapse and any Shares tendered will be returned from the "sub-position" (see Section 1.24) to shareholders' holdings.

1.6  AM I ENTITLED TO TENDER SHARES INTO THE BUY-BACK?

     You are entitled to tender Shares into the Buy-Back if:

     - Shares are registered in your name on the Record Date (Thursday, 24 March 2005); and

     - in accordance with the Settlement Rules, those Shares confer an entitlement to receive this Buy-Back Invitation (ELIGIBLE SHARES).

     The maximum number of Shares you are entitled to tender into the Buy-Back, being 100 per cent of your Eligible Shares, is set out on your personalised Tender Form enclosed with this booklet. Any shareholder who holds 200 Shares or less at the Record Date may only tender all, but not some, of their Shares under the Buy-Back and they may only do so at one of the Tender Discounts or as a Final Price Tender.

     Foreign shareholders should also refer to Section 4.5.

     Shares in Rio Tinto plc are not entitled to participate in the Buy-Back.

1.7  DO I HAVE TO TENDER MY SHARES?

     No. Participation in the Buy-Back is on a voluntary basis. You do not have to sell your Shares if you do not want to. If you do not wish to participate, you do not have to take any action.

1.8  WHAT IF I DO NOT PARTICIPATE IN THE BUY-BACK?

     If you choose not to participate, or you participate but none of your Shares are bought back, the number of Shares you hold will not change as a result of the Buy-Back. However, after the Buy-Back is completed, you will hold a slightly larger percentage of the total number of issued shares in Rio Tinto as there will be fewer shares on issue. You will also benefit from any improvement in earnings per share and return on equity and you will continue to be subject to the normal investment risks associated with share ownership.

1.9  WHAT PRICE WILL RIO TINTO PAY TO BUY BACK MY SHARES UNDER THE BUY-BACK?

     The Buy-Back Price will be the price that equates to the largest Tender Discount in the range between 8 per cent and 14 per cent (inclusive) to the Market Price that will enable Rio Tinto to acquire the amount of capital it determines to buy back.

     For each Share purchased from you under the Buy-Back, you will receive a cash amount determined in accordance with the following formula:

                  A = B x (1-C)

     Where:   A   is the Buy-Back Price (that is, the price per Share,
                  rounded to the nearest cent, to be paid for all Shares bought back under the Buy-Back);

              B   is the Market Price; and

              C   is the Buy-Back Discount.

     So, for example, if the relevant Market Price is A$45.35, and the Buy-Back Discount is 12 per cent, the Buy-Back Price would be A$39.91 (ie. A$45.35 x (1 - 0.12)).

     The Buy-Back Price will not exceed the Tax Value. The Tax Value is the price used by the ATO for Australian tax purposes to determine the deemed market value of the relevant Shares when the Buy-Back occurs. The Tax Value will be A$40.02, adjusted for the movement in the Rio Tinto plc share price from the close of trading on the London Stock Exchange on 2 February 2005 to the opening of trading on the London Stock Exchange on the Closing Date. The method for calculating the Tax Value is explained in more detail in Section 2.6.

     A shareholder whose Tender is accepted by Rio Tinto under the Buy-Back will be paid the Buy-Back Price for each Share that is bought back, even if their Tender Discount represents a lower price than the Buy-Back Price.

1.10 HOW WILL I KNOW WHAT THE MARKET PRICE IS?

     The Market Price is calculated as the volume weighted average price of Rio Tinto ordinary shares sold on the ASX over the five trading days up to and including the Closing Date (adjusted for certain trades - see the definitions of VWAP and Market Price in Section 5 for further detail).

     To provide an indication of the Market Price, Rio Tinto will calculate, and make available to shareholders, the running VWAP during this five trading day period. The running VWAP will be published on Rio Tinto's website at www.riotinto.com and will be available through the Buy-Back enquiry line from 8.30am on Tuesday, 3 May 2005 and will be updated cumulatively each day.

     The actual Market Price, representing the VWAP for the full five trading day period, will be available as soon as possible after 4.30pm, and in any event by no later than 6.00pm, on the Closing Date, by accessing the website or by calling the Buy-Back enquiry line on 1300 657 022 (toll free) within Australia or +61 3 9415 4137 from outside Australia.

1.11 WHAT IS A FINAL PRICE TENDER?

     A Final Price Tender is a Tender to sell the Shares the subject of such a Tender to Rio Tinto at the price that is ultimately determined to be the Buy-Back Price under the tender process.

     The Buy-Back Price could be as high as an 8 per cent discount to the Market Price or as low as a 14 per cent discount to the Market Price. If a large number of Final Price Tenders are submitted, it is more likely that the Buy-Back Price will be at a larger discount to the Market Price.

     Final Price Tenders are intended to make it easier for retail shareholders to participate successfully in the Buy-Back. Subject to the scale back mechanism (described in Section 1.15 below) and any Minimum Price condition you impose, all of the Shares which you tender as a Final Price Tender will be bought back. A scale back will only apply to Final Price Tenders if the total number of Shares tendered at a 14 per cent Tender Discount and as Final Price Tenders exceeds the total number of Shares which Rio Tlnto decides to buy back.

     If you wish to increase the likelihood that your Shares will be bought back, you may consider submitting a Final Price Tender.

1.12 HOW WILL I KNOW WHAT THE BUY-BACK PRICE IS?

     Rio Tinto will announce the Buy-Back Price to the ASX as soon as possible after the Closing Date. Rio Tinto expects this announcement to be made no later than Tuesday, 10 May 2005. The announcement will also be posted on Rio Tinto's website, at www.riotinto.com

1.13 WILL ALL THE SHARES I TENDER BE BOUGHT BACK?

     Assuming the required shareholder approval is obtained (see Section 1.5), Rio Tinto is targeting to buy back between A$400 million and A$500 million worth of Shares (approximately 2.0 per cent to 2.5 per cent of the issued capital of Rio Tinto as at 9 March 2005, assuming a A$39.91(3)Buy-Back Price). However, this amount may vary in light of the level of demand and other market conditions. For example, Rio Tinto is prepared to increase the size of the Buy-Back if there is excess demand at an attractive price. Rio Tinto also reserves the right to decrease the size of the Buy-Back or to buy back no Shares at all.

     The success of your Tender will depend on your Tender Discount, the size and price of Tenders lodged by other shareholders and the total number of Tenders Rio Tinto accepts. There is no guarantee that all or even some of your Tender will be accepted.

     As described in more detail in Section 1.15, if you tender your Shares at a discount smaller than the Buy-Back Discount, your Tender will be rejected and your Shares will not be bought back.

1.14 CAN I SPECIFY A MINIMUM PRICE FOR THE SALE OF MY SHARES INTO THE
     BUY-BACK?

     You have the option of making your Tender conditional on the Buy-Back Price being no less than one of the five specified Minimum Prices set out on your Tender Form. This is an option available to you, but it may impact on the success of your Tender.

     If you are concerned that movements in the Market Price after you lodge your Tender may result in your Tender corresponding to a lower Buy-Back Price than the price at which you are willing to sell your Shares, then you may wish to make your Tender conditional on the Buy-Back Price being greater than or equal to a specified Minimum Price. If the Buy-Back Price is below your Minimum Price, then your Tender will be rejected and your Shares will not be bought back.

     If you choose to make your Tender conditional on the Buy-Back Price being greater than or equal to one of the specified Minimum Prices, you must do this in addition to nominating a Tender Discount or a Final Price Tender. If you fail to nominate a Tender Discount or a Final Price Tender, and only make your Tender conditional on the Buy-Back Price being greater than or equal to a specified Minimum Price, your Tender will not be accepted by Rio Tinto.

1.15 HOW WILL RIO TINTO DETERMINE SUCCESSFUL TENDERS AND ANY SCALE BACK?

     If Rio Tinto proceeds with the Buy-Back and your Tender Discount in your Tender:

     - is smaller than the Buy-Back Discount, your Shares the subject of the Tender will not be bought back; or

     - is equal to or greater than the Buy-Back Discount, or you lodged a Final Price Tender, your Shares the subject of the Tender will be bought back, subject to any scale back (and, if applicable, any Minimum Price condition).

     If you have chosen a Minimum Price and the Buy-Back Price is below that price, your Tender will be rejected.


     FOOTNOTES:
(3) A$39.91 is an illustrative example only and assumes a 12 per cent discount to a share price of A$45.35. You should not rely on this price as being the Buy-Back Price. See Section 1.9 for an explanation of how the Buy-Back Price will be determined.

     WHEN MAY A SCALE BACK APPLY?
     A scale back may apply if the total number of Shares tendered at a discount which is equal to or greater than the Buy-Back Discount, and as Final Price Tenders, is more than the total number of Shares Rio Tinto determines to buy back. In such circumstances, a scale back would apply as follows.

     IF THE BUY-BACK DISCOUNT IS BETWEEN 8 PER CENT AND 13 PER CENT Where the Buy-Back Discount is between 8 per cent and 13 per cent inclusive:

     a) Tenders at a Tender Discount smaller than the Buy-Back Discount will be rejected;
     b) Tenders conditional on a Minimum Price that is greater than the Buy-Back Price will be rejected;
     c) Tenders at a Tender Discount greater than the Buy-Back Discount and Final Price Tenders will be accepted in full;
     d) a Priority Allocation (see below) will be bought back from each shareholder who tendered Shares at a discount equal to the Buy-Back Discount;
     e) Excluded Tenders (see below) will be accepted in full; and
     f) Shares tendered at the Buy-Back Discount (other than Final Price Tenders, Priority Allocations and Excluded Tenders) will be scaled back on a pro-rata basis.

     IF THE BUY-BACK DISCOUNT IS 14 PER CENT
     Where the Buy-Back Discount is 14 per cent:

     a) Tenders at a Tender Discount smaller than the Buy-Back Discount will be rejected;
     b) Tenders conditional on a Minimum Price that is greater than the Buy-Back Price will be rejected;
     c) a Priority Allocation (see below) will be bought back from each shareholder who tendered Shares at the Buy-Back Discount or as a Final Price Tender;
     d) Excluded Tenders (see below) will be accepted in full; and
     e) Tenders at a Tender Discount equal to the Buy-Back Discount and Final Price Tenders (other than Priority Allocations and Excluded Tenders) will be scaled back on a pro-rata basis.

     When the scale back is applied, all fractions will be rounded down to the nearest Share.

     WHAT IS THE PRIORITY ALLOCATION?
     In the event of a scale back, Rio Tinto will buy back the first 200 Shares successfully tendered by each shareholder or such lesser number of Shares as is determined by Rio Tinto to be the Priority Allocation. Of course, if you successfully tender less than the Priority Allocation, then all your Shares so tendered would be bought back as your Priority Allocation in the circumstances described above.

     Rio Tinto is offering the Priority Allocation to ensure that small shareholders are not disadvantaged by any scale back and have the greatest opportunity to participate in the Buy-Back.

     WHAT IS AN EXCLUDED TENDER?
     An Excluded Tender is a Tender submitted by a shareholder who tenders all of their Shares at a discount equal to or greater than the Buy-Back Discount or as a Final Price Tender and who would have a Small Holding (ie. 200 ordinary shares or less) created as a result of a scale back. As indicated above, Excluded Tenders will not be scaled back.

     However, if you become the registered holder of additional ordinary shares in Rio Tlnto after the Record Date and you are the registered holder of more Rio Tinto ordinary shares at the Closing Date than you held on the Record Date, then your Tender will not be an Excluded Tender and any scale back will apply to your Tender as it would to any other Tender. This may occur if, for example, you participate in the Rio Tinto dividend reinvestment plan and Rio Tinto ordinary shares are transferred to you in respect of the 2004 final dividend.

1.16 HOW WILL THE SCALE BACK AFFECT MY TENDER?

     The details of any scale back will be announced as soon as practicable after the Closing Date. Rio Tinto expects to make this announcement by no later than Tuesday, 10 May 2005. You can access the announcement from the Rio Tinto website (www.riotinto.com).

     To assist you in understanding how a scale back may affect your Tender, two illustrative examples are set out on pages 5 and 6.

     ASSUMPTIONS
     For each example, assume that four shareholders, holding a different number of Shares in Rio Tinto, submit Tenders under the Buy-Back. In each example:

     - the Buy-Back Discount (and corresponding Buy-Back Price) and the scale back percentage are different; but

     - the particular shareholders total holding, number of Shares tendered and Tender Discount are the same.

EXAMPLE 1:  14 PER CENT BUY-BACK DISCOUNT AND 50 PER CENT SCALE BACK

It is assumed that the Market Price is A$45.35 and the Buy-Back Discount is 14 per cent, resulting in a Buy-Back Price of A$39.00(4). It is also assumed that there is a 50 per cent scale back and that shareholders have not specified a Minimum Price. In these circumstances, the outcome of each Tender would be as follows:

                                                                           PRICE REPRESENTED
               TOTAL SHARES                                                BY TENDER DISCOUNT
 SHAREHOLDER   HELD                SHARES TENDERED  TENDER DISCOUNT        (A$)                  OUTCOME
-----------------------------------------------------------------------------------------------------------------------------------
 A             350                 350              Final Price Tender      $39.00                Successful, all 350 Shares
                                                                                                  bought back
-----------------------------------------------------------------------------------------------------------------------------------
 B             1,000               500              12%                     $39.91                Not successful, no Shares
                                                                                                  bought back
-----------------------------------------------------------------------------------------------------------------------------------
 C             6,000               3,000            14%                     $39.00                Partially successful, 1,600
                                                                                                  Shares bought back
-----------------------------------------------------------------------------------------------------------------------------------
 D             3,000               1,000            8%                      $41.72                Not successful, no Shares
                                                                                                  bought back
                                   1,000            12%                     $39.91                Not successful, no Shares
                                                                                                  bought back
                                   1,000            Final Price Tender      $39.00                Partially successful, 600
                                                                                                  Shares bought back


SHAREHOLDER A: tendered all of their 350 Shares as a Final Price Tender. The Tender would be successful and 350 Shares would be bought back at the Buy-Back Price of A$39.00. This is an Excluded Tender as following the Priority Allocation and scale back, Shareholder A would be left with a Small Holding (ie 200 ordinary shares or less).

SHAREHOLDER B: chose a Tender Discount of 12 per cent which is smaller than the Buy-Back Discount, so no Shares would be bought back.

SHAREHOLDER C: tendered 3,000 of their Shares at a Tender Discount equal to the Buy-Back Discount of 14 per cent. As a result of the 50 per cent scale back (see scale back table below), Shareholder C would have 1,600 Shares bought back at the Buy-Back Price of A$39.00. This is not an Excluded Tender as Shareholder C did not tender all of their Shares at Tender Discount(s) greater than or equal to the Buy-Back Discount or as a Final Price Tender and, in any event, they would not have a Small Holding after any scale back.

SHAREHOLDER D: tendered one third of their Shares at an 8 per cent Tender Discount; one third at a 12 per cent Tender Discount; and one third as a Final Price Tender. Each of the 8 per cent and 12 per cent Tender Discounts would not be successful as they are smaller than the Buy-Back Discount of 14 per cent. The Final Price Tender would be partially successful; as a result of the 50 per cent scale back, Shareholder D would have 600 Shares bought back (see scale back table below) at the Buy-Back Price of A$39.00 (this is not an Excluded Tender as Shareholder D did not tender all of their Shares at Tender Discount(s) greater than or equal to the Buy-Back Discount or as a Final Price Tender and, in any event, they would not have a Small Holding after any scale back).

     FOOTNOTES:
(4) This is an illustrative example only. You should not rely on A$45.35 being the Market Price, or A$39.00 being the Buy-Back Price.


EXAMPLE 1:  SCALE BACK TABLE

              SHARES TENDERED AT
              A 14% TENDER                                           TENDER POST SCALE
              DISCOUNT OR AS        SHARES SUBJECT TO   SCALE BACK   BACK AND PRIORITY   SHARES       EXCLUDED   SHARES THAT ARE
SHAREHOLDER   FINAL PRICE TENDERS   SCALE BACK(a)       (b)          ALLOCATION(b,c)     REMAINING(d) TENDER(e)  BOUGHT BACK(f)
----------------------------------------------------------------------------------------------------------------------------------
A             350                   150                 50%          275                 75           Yes        350
----------------------------------------------------------------------------------------------------------------------------------
B             0                     Scale back not
                                    applicable
----------------------------------------------------------------------------------------------------------------------------------
C             3,000                 2,800               50%          1,600               1,400        No         1,600
----------------------------------------------------------------------------------------------------------------------------------
D             1,000                 800                 50%          600                 400          No         600
----------------------------------------------------------------------------------------------------------------------------------

     TABLE NOTES:
(a) Under the Priority Allocation, the first (up to) 200 Shares are bought back from each shareholder who successfully tenders Shares at a Tender
     Discount equal to the Buy-Back Discount (including Final Price Tenders under this example), before the scale back applies. For example, Shareholder A has 150 Shares that are subject to scale back
     (350-200=150).
(b) A scale back of 50 per cent means 50 per cent of the Shares subject to scale back would be bought back (not including Excluded Tenders or Priority Allocations).
(c) When the scale back is calculated, fractions will be rounded down to the nearest share.
(d) Shares remaining refers only to Shares remaining from those Shares which were tendered at a 14 per cent Tender Discount or as a Final Price
     Tender.
(e) Shareholder A tendered all of their Shares as a Final Price Tender. As a result of the Priority Allocation and scale back they would be left with a Small Holding (ie. 200 ordinary shares or less) and so the tender is an Excluded Tender. Neither Shareholder C nor D tendered all of their Shares as a Final Price Tender or at Tender Discount(s) greater than or equal to the Buy-Back Discount, nor would they have a Small Holding after any scale back, so their Tenders are not Excluded
     Tenders.
(f) Shares that are bought back refers only to Shares that are bought back from those Shares which were tendered at a 14 per cent Tender Discount or as a Final Price Tender.


EXAMPLE 2:  12 PER CENT BUY-BACK DISCOUNT AND 20 PER CENT SCALE BACK

It is assumed that the Market Price is A$45.35 and the Buy-Back Discount is 12 per cent, resulting in a Buy-Back Price of A$39.91(5). It is also assumed that there is a 20 per cent scale back and that the shareholders have not specified a Minimum Price. In these circumstances, the outcome of each Tender would be as follows:

                                                                      PRICE REPRESENTED
               TOTAL SHARES                                           BY TENDER DISCOUNT
 SHAREHOLDER   HELD              SHARES TENDERED  TENDER DISCOUNT     (A$)                  OUTCOME
------------------------------------------------------------------------------------------------------------------------------
 A             350               350              Final Price Tender   $39.91               Successful, all 350 Shares bought
                                                                                            back
------------------------------------------------------------------------------------------------------------------------------
 B             1,000             500              12%                  $39.91               Partially successful, 440
                                                                                            Shares bought back
------------------------------------------------------------------------------------------------------------------------------
 C             6,000             3,000            14%                  $39.00               Successful, all 3,000 Shares
                                                                                            bought back
------------------------------------------------------------------------------------------------------------------------------
 D             3,000             1,000            8%                   $41.72               Not successful, no Shares
                                                                                            bought back

                                 1,000            12%                  $39.91               Partially successful, 840
                                                                                            Shares bought back

                                 1,000            Final Price Tender   $39.91               Successful, all 1,000 Shares
                                                                                            bought back


SHAREHOLDER A: tendered all of their 350 Shares as a Final Price Tender. The Tender would be successful and 350 Shares would be bought back at the Buy-Back Price of A$39.91. They will not be scaled back because the Buy-Back Price is not based on the largest Tender Discount of 14 per cent.

SHAREHOLDER B: the Tender would be partially successful; as a result of the 20 per cent scale back Shareholder B would have 440 Shares bought back (see scale back table below) at the Buy-Back Price of A$39.91.

SHAREHOLDER C: the Tender would be successful as the 14 per cent Tender Discount is greater than the 12 per cent Buy-Back Discount. All 3,000 Shares would be bought back at the Buy-Back Price of A$39.91.

SHAREHOLDER D: the 1,000 Shares tendered at an 8 per cent Tender Discount would not be successful as this is smaller than the 12 per cent Buy-Back Discount. The Tender at a Tender Discount of 12 per cent would be partially successful and, as a result of the 20 per cent scale back, Shareholder D would have 840 Shares bought back (see scale back table below) at the Buy-Back Price of A$39.91. The 1,000 Shares tendered as a Final Price Tender would also be bought back at the Buy-Back Price of A$39.91 (Shares tendered as a Final Price Tender will not be scaled back as the Buy-Back Discount is not the largest Tender Discount of 14 per cent).

     FOOTNOTES:
(5) This is an illustrative example only. You should not rely on A$45.35 being the Market Price, or A$39.91 being the Buy-Back Price.



EXAMPLE 2:  SCALE BACK TABLE


              SHARES TENDERED AT                                   TENDER POST SCALE
              A 12% TENDER        SHARES SUBJECT TO   SCALE BACK   BACK AND PRIORITY    SHARES       EXCLUDED   SHARES THAT ARE
SHAREHOLDER   DISCOUNT(a)         SCALE BACK(b)       (c)          ALLOCATION(c,d)      REMAINING(e) TENDER(f)  BOUGHT BACK(g)
---------------------------------------------------------------------------------------------------------------------------------
A             0                   Scale back not
                                  applicable
---------------------------------------------------------------------------------------------------------------------------------
B             500                 300                 20%          440                  60           No         440
---------------------------------------------------------------------------------------------------------------------------------
C             0                   Scale back not
                                  applicable
---------------------------------------------------------------------------------------------------------------------------------
D             1,000               800                 20%          840                  160          No         840
---------------------------------------------------------------------------------------------------------------------------------

     TABLE NOTES:
(a) Does not include Final Price Tenders because the Buy-Back Price is not based on the largest Tender Discount of 14 per cent.
(b) Under the Priority Allocation, the first (up to) 200 Shares are bought back from each shareholder who tenders Shares at a Tender Discount equal to the Buy-Back Discount, before the scale back applies. For example, Shareholder B has 300 Shares that are subject to scale back
     (500-200=300).
(c) A scale back of 20 per cent means 80 per cent of the Shares subject to scale back would be bought back (not including Excluded Tenders, Final
     Price Tenders or Priority Allocations).
(d) When the scale back is calculated, fractions will be rounded down to the nearest share.
(e) Shares remaining refers only to Shares remaining from those Shares which were tendered at a 12 per cent Tender Discount.
(f)  Neither Shareholder B nor D tendered all of their Shares as a Final
     Price Tender or at Tender Discount(s) greater than or equal to the Buy-Back Discount, so their Tenders are not Excluded Tenders.
(g) Shares that are bought back refers only to Shares that are bought back from those Shares which were tendered at a 12 per cent Tender
     Discount.


1.17 PERFORMANCE OF RIO TINTO SHARES OVER PREVIOUS SIX MONTHS

     The closing price of Rio Tinto shares on the ASX on Thursday, 10 March 2005, being the last trading day before Rio Tinto announced details of the Buy-Back, was A$47.30. The closing price of Rio Tinto shares on the ASX on Friday, 1 April 2005 was A$45.50.

     Rio Tinto's highest and lowest market sale prices and average closing prices on the ASX during each of the preceding six months were as follows:


     Period            Low (A$)(a)   High (A$)(a)   Average Closing Prices (A$)(b)
     -----------------------------------------------------------------------------
     October 2004      $36.30        $39.63         $37.90
     -----------------------------------------------------------------------------
     November 2004     $36.59        $39.52         $38.08
     -----------------------------------------------------------------------------
     December 2004     $37.81        $40.20         $39.16
     -----------------------------------------------------------------------------
     January 2005      $38.75        $43.80         $40.91
     -----------------------------------------------------------------------------
     February 2005     $42.15        $47.34         $43.90
     -----------------------------------------------------------------------------
     March 2005        $44.00        $48.30         $46.71
     -----------------------------------------------------------------------------

     SOURCE:  IRESS

     TABLE NOTES:
(a) Based on trading of Rio Tinto ordinary shares during normal ASX trading hours, generally from 10am to 4pm.
(b) Calculated as the average of the closing prices of Rio Tinto ordinary shares on the ASX for each trading day over the relevant month.


     A graph indicating the share price performance of Rio Tinto Limited over the period from 1 January 2004 to 31 March 2005 is set out below.

     RIO TINTO LIMITED SHARE PRICE 1 January 2004 to 31 March 2005

     [GRAPHIC OMITTED - Graph showing fluctuations in Daily Closing Price
                        (A$) from January, 2004 to March, 2005]

1.18 HOW DO I PARTICIPATE IN THE BUY-BACK?

     STEP 1 - DECIDE HOW MANY SHARES YOU WISH TO SELL
     Having decided to participate in the Buy-Back, you then need to decide how many Shares you wish to sell.

     The personalised Tender Form enclosed with this booklet sets out the MAXIMUM number of Shares you may tender. You may tender any number of Shares up to this maximum number. However, if you hold 200 Shares or less as at the Record Date and you wish to participate in the Buy-Back you may only submit one Tender in respect of all of your Shares.

     You should not, before the Buy-Back Date, sell or offer to sell to anyone else the Shares you have tendered into the Buy-Back, unless you first withdraw or amend your Tender (see Section 1.19).

     STEP 2 - CHOOSE YOUR TENDER DISCOUNT(S)
     Once you have determined the number of Shares you wish to tender, you need to indicate the Tender Discount(s) to the Market Price at which you are willing to sell those Shares.

     You may tender your Shares at any discount from 8 per cent to 14 per cent inclusive to the Market Price, at 1 per cent intervals, or as a Final Price Tender. The discount at which you tender your Shares will represent the lowest price (ie. the largest discount to the Market Price) at which Rio Tinto will buy back your Shares if your Tender is successful.

     If you wish to increase the likelihood that your Shares will be bought back, you may consider submitting a Final Price Tender (see Section 1.11).

     IF YOU HOLD MORE THAN 200 SHARES AS AT THE RECORD DATE AND YOU WISH TO PARTICIPATE IN THE BUY-BACK, you may tender different parcels of your Shares at different Tender Discounts and/or as a Final Price Tender. For example, for illustrative purposes, you may tender half of the Shares you wish to sell at a 10 per cent Tender Discount and half as a Final Price Tender. However, you may not tender the same Shares at different Tender Discounts and as a Final Price Tender. Each parcel of Shares tendered at a different Tender Discount or as a Final Price Tender is treated as a separate Tender. The total number of Shares you tender into the Buy-Back should not exceed the number of Shares you held as at the Record Date (as set out on your Tender Form).

     IF YOU HOLD 200 SHARES OR LESS AS AT THE RECORD DATE AND YOU WISH TO PARTICIPATE IN THE BUY-BACK, you may only submit one Tender in respect of all of your Shares and such a Tender must be at one of the specified Tender Discounts or as a Final Price Tender.

     TAX CALCULATOR
     To assist you, a tax calculator has been provided on Rio Tinto's website at www.riotinto.com

     For the purposes of the Buy-Back, Rio Tinto will commence calculating a running VWAP of Rio Tinto ordinary shares from 2 May 2005. The running VWAP will be published on Rio Tinto's website at www.riotinto.com and will be available through the Buy-Back enquiry line (on 1300 657 022 (toll free) within Australia or +61 3 9415 4137 if you are calling from outside Australia) from 8.30am on Tuesday, 3 May 2005 and will be updated cumulatively each day.

     Please note that this illustrative VWAP will be an estimate given that it will only include trading from opening on Monday, 2 May 2005 to the close of the previous day. The actual Market Price, representing the VWAP for the full five trading day period, will be available no later than 6.00pm on the Closing Date (ie scheduled to be on Friday, 6 May
     2005).

     Shareholders may wish to delay submitting their Tender until towards the end of the Tender Period, so that they can consider the approximate or actual Market Price before submitting their Tender.

     STEP 3 - NOMINATE A MINIMUM PRICE (OPTIONAL)
     In addition to choosing to tender your Shares at one or more specified Tender Discounts and/or as a Final Price Tender, you may also elect to impose a Minimum Price on your Tender (see Section 1.14).

     If you elect a Minimum Price, your Tender will be conditional upon the Buy-Back Price being greater than or equal to the Minimum Price you have specified on your Tender Form. If you choose to nominate a Minimum Price in your Tender and the Buy-Back Price is lower than your nominated Minimum Price, your Shares will not be bought back. The Minimum Price can only be one of the five listed Minimum Prices specified on the Tender Form.

     STEP 4 - SUBMIT YOUR TENDER(S)
     How you submit your Tender will depend on the type of holding you have, as specified on the enclosed Tender Form.

     ISSUER SPONSORED HOLDINGS
     Once you have determined:

     -  the number of Shares you wish to sell;

     -  your Tender Discount(s) and/or any Final Price Tender; and

     -  if you so choose, your Minimum Price,

     you need to complete and sign your personalised Tender Form and return it to the Registry.

     Your completed Tender Form must be received by the Registry by no later than 9.00pm (Melbourne time) on the Closing Date (ie scheduled to be Friday, 6 May 2005) at:

                              IF DELIVERING IN            IF SENDING
     IF SENDING BY MAIL:      PERSON:                     BY FACSIMILE:
     -------------------------------------------------------------------------
     Rio Tinto Buy-Back       Rio Tinto Buy-Back          +61 3 9473 2472
     C/- Computershare        C/- Computershare
     Investor Services        Investor Services
     Pty Limited              Pty Limited

     GPO Box 52               Yarra Falls
     Melbourne                452 Johnston Street
     VIC 8060                 Abbotsford VIC 3067
     Australia                Australia

     You can use the enclosed reply-paid envelope if you are posting your Tender Form in Australia. If you are sending your Tender Form by facsimile, do NOT send your original Tender Form to the Registry.

     Rio Tinto will not accept your Tender Form unless it is actually received at one of the above addresses by no later than 9.00pm (Melbourne time) on the Closing Date (is scheduled to be Friday, 6 May
     2005). You should allow sufficient time for this to occur if you are sending your Tender Form by mail.

     If you have any questions in relation to the processing of your Tender Form, please contact the Buy-Back enquiry line between 8.30am and 5.30pm (Melbourne time) Monday to Friday on 1300 657 022 (toll free) within Australia or on +61 3 9415 4137 from outside Australia. The Buy-Back enquiry line will remain open until 9.00pm (Melbourne time) on the Closing Date.

     CHESS HOLDINGS
     Once you have determined:

     -  the number of Shares you wish to sell;

     -  your Tender Discount(s) and/or any Final Price Tender; and

     -  if you so choose, your Minimum Price,

     you need to instruct your controlling participant (normally your broker) within sufficient time for them to process your Tender by 9.00pm (Melbourne time) on the Closing Date (ie scheduled to be Friday, 6 May 2005(6)). The name of the controlling participant who manages your CHESS Holding as at the Record Date is printed on your Tender Form.

     If you are a sponsored CHESS Holder, you should NOT send your Tender Form to the Registry. You may receive written confirmation from CHESS of the Tenders made on your holding or Tenders withdrawn by your controlling participant. You should be aware that, irrespective of its wording, this confirmation is not an acceptance by Rio Tinto of any Tender.

1.19 CAN I WITHDRAW OR AMEND MY TENDER?

     Once you have submitted a Tender, it can be withdrawn or amended by following the procedures set out below prior to 9.00pm (Melbourne time) on the Closing Date.

     ISSUER SPONSORED HOLDINGS
     To withdraw or amend a Tender you have submitted you will need a Withdrawal/Amendment Form, a copy of which is included in the back of this booklet. Additional copies can be obtained from the Rio Tinto website (www.riotinto.com) or by contacting the Buy-Back enquiry line between 8.30am and 5.30pm (Melbourne time) Monday to Friday on 1300 657 022 (toll free) within Australia or on +61 3 9415 4137 from outside Australia.

     WITHDRAWAL OF TENDERS
     You can withdraw all of your Tenders by ticking the "Withdrawal" box on the Withdrawal/Amendment Form, completing your shareholder details, signing the form and returning it to the Registry at the address provided so that it is received by no later than 9.00pm (Melbourne time) on the Closing Date. If the Registry does not receive your Withdrawal/Amendment Form by this time, your withdrawal will be of no effect.

     FOOTNOTES:
(6) Please note that while the CHESS subregister automatically shuts down at 7.00pm each night, any Tenders processed by your controlling participant between 7.00pm and 9.00pm on the Closing Date will be accepted on the basis of the time that the request was received by CHESS. Receipts for requests received between 7.00pm and 9.00pm on the Closing Date will be distributed to your controlling participant on the morning of Saturday, 7 May 2005.

AMENDMENT OF TENDERS
If you wish to change the terms of some or all of your Tenders or you wish to withdraw some (but not all) of your Tenders, then you must tick the "Amendment Box" on the Withdrawal/Amendment Form. You must then complete your shareholder details and the details of all of your Tenders in accordance with the instructions shown on the form and return the form to the Registry at the address provided so that it is received by no later than 9.00pm (Melbourne time) on the Closing Date.

The effect of amending your Tenders, by submitting a Withdrawal/Amendment Form, will be to withdraw all of your previous Tenders and replace them with the Tenders detailed on the Withdrawal/Amendment Form. If you wish to change some but not all of your previous Tenders, then you will still need to complete the details of ALL of your Tenders that you wish to submit as if you had not previously submitted any.

If your Withdrawal/Amendment Form is incomplete or incorrect, the Registry will make two attempts to contact you before the Closing Date. Where there is insufficient time or you cannot be contacted, your Withdrawal/Amendment Form will not be accepted and your existing Tender may be accepted into the Buy-Back.

Any amendment of your Tenders by completing a Withdrawal/Amendment Form (as set out above) will be of no effect unless it is received by the Registry by no later than 9.00pm (Melbourne time) on the Closing Date.

CHESS HOLDINGS
If you have a CHESS Holding, you will need to instruct your controlling participant within sufficient time for them to process your amendment or withdrawal by no later than 9.00pm (Melbourne time) on the Closing Date.

If you have a CHESS Holding, you should NOT send a Withdrawal/Amendment Form to the Registry.

The effect of your controlling participant withdrawing or amending one of more of your Tenders will be to withdraw those Tenders, and in the case of an amendment, to replace the amended Tenders with new Tenders.

If you are a CHESS Holder, you may receive written confirmation from CHESS of the withdrawals/amendments made in relation to your holding by your controlling participant. Irrespective of its wording, this confirmation is not an acceptance by Rio Tinto of your withdrawal or amendment of any Tender.

1.20 HOW CAN I OBTAIN ADDITIONAL TENDER OR WITHDRAWAL/AMENDMENT FORMS?

     If you require an additional Withdrawal/Amendment Form or any replacement Tender Forms, please call the Buy-Back enquiry line on 1300 657 022 (toll free) within Australia or on +61 3 9415 4137 from outside Australia between the hours of 8.30am and 5.30pm (Melbourne time) Monday to Friday. A copy of the Withdrawal/Amendment Form will also be available from the Rio Tinto website (www.riotinto.com).

1.21 HOW WILL I KNOW HOW MANY OF MY SHARES HAVE BEEN BOUGHT BACK?

     By no later than Tuesday, 17 May 2005, Rio Tinto intends to send to all shareholders who have tendered their Shares into the Buy-Back a statement notifying them of the number of their Shares (if any) that have been bought back by Rio Tinto and the Buy-Back Price.

     Shareholders can also access this information on or after Tuesday, 10 May 2005 by contacting the Registry on 1300 657 022 (toll free) within Australia or on +61 3 9415 4137 from outside Australia. If you are a CHESS Holder, CHESS will provide you with written confirmation of the successful Tenders made on your holding or Tenders withdrawn by your controlling participant.

1.22 HOW WILL I RECEIVE PAYMENT FOR SHARES BOUGHT BACK?

     If you have a direct credit authority for the payment of dividends on your Shares recorded on the Rio Tinto Share Register by 9.00pm on the Closing Date, all proceeds due to you under the Buy-Back will be credited to your nominated bank account.

     Alternatively, if you wish to receive payment for your Shares bought back by Rio Tinto in a form that is different to your current direct credit instructions for payment of dividends on your Shares, you may either:

     -  change your current direct credit instructions; or

     - elect to receive your payment by cheque in Australian dollars, or in UK pounds if you are a shareholder in the United Kingdom, by providing written instructions to the Registry before 9.00pm (Melbourne time) on the Closing Date.

     Please note that if you do alter your nominated bank account details, this will be taken to be your nominated bank account for future dividend payments.

     Cheques and direct credit advices will be mailed, at your risk, to your address as shown on the Rio Tinto Share Register at 9.00pm (Melbourne time) on the Closing Date.

     All proceeds paid by direct credit will be made in Australian dollars. Payments made by cheque to shareholders in the United Kingdom will be converted to UK pounds at a rate determined by Rio Tinto on the Buy-Back Date.

     Payments to bank accounts and dispatch of cheques to the addresses specified above are expected to be processed by Tuesday, 17 May 2005 and will satisfy Rio Tinto's obligation to pay you for any Shares that Rio Tinto buys back.

1.23 WILL I STILL RECEIVE THE 2004 FINAL DIVIDEND IF MY SHARES
ARE BOUGHT BACK?

     Yes. All shareholders with an entitled registered holding on 1 March 2005 will have received the 58.29 Australian cents (45 US cents) per Share fully franked 2004 final dividend in respect of that holding, whether or not they participate in the Buy-Back.

1.24 CAN I TRADE MY SHARES AFTER SUBMITTING A TENDER?

     Once you have tendered any Shares into the Buy-Back, you should not:

     -  sell, offer to sell or otherwise transfer those Shares;

     - convert those Shares from an Issuer Sponsored Holding to a CHESS Holding or vice versa; or

     - move those Shares between CHESS Holdings (for instance, if you change your controlling participant).

     However, any Shares which you have not tendered into the Buy-Back may be sold or otherwise dealt with in the ordinary manner.

     Once you have submitted a Tender, the number of Shares you have tendered will be locked and placed in a "sub-position" on the Rio Tinto Share Register. You will not be able to deal successfully with those Shares until they are released from the sub-position. For the Shares to be released from that sub-position before the end of the Tender Period, you must withdraw or amend your Tender in accordance with the procedures set out in Section 1.19 of this booklet.

     Withdrawals or amendments made in accordance with these procedures may not take immediate effect. You should take this into consideration if you wish to deal with any of the Shares which you have tendered. If, at the Closing Date, you do not hold at least the number of Shares you successfully tendered, Rio Tinto may, at its discretion, reject your Tender(s) or treat your Tender(s) as if you had tendered the number of Shares held by you at the Closing Date (see Section 4.11 for further details).

1.25  CAN I PURCHASE SHARES DURING THE TENDER PERIOD?

     Shareholders who tender their Shares into the Buy-Back should be able to purchase additional shares in Rio Tinto on or after 18 March 2005 (on an ex-entitlement basis) without compromising their tax position on Shares sold into the Buy-Back. This is because:

     - those additional shares will not carry an entitlement to participate in the Buy-Back; and

     - the ATO has provided indicative confirmation that shares acquired on an ex-entitlement basis on or after 18 March (and so do not carry a Buy-Back entitlement) will be excluded from the 'last-in first-out' rule contained in the 45 day rule and therefore, will not affect shareholders' ability to receive franking credits on shares acquired before that date which are bought back in the Buy-Back (see Section 2.6).

     General information on the Australian tax implications for shareholders participating in the Buy-Back is included in Section 2 of this booklet, although eligible shareholders will need to consider their own particular tax circumstances.

1.26 CAN I STILL VOTE AT THE 2005 ANNUAL GENERAL MEETING IF I TENDER ALL MY SHARES INTO THE BUY-BACK?

     Yes. Shareholders who tender their Shares into the Buy-Back will be entitled to vote in respect of those Shares (in accordance with the voting rights attached to those Shares) at any general meeting of Rio Tinto that is held before the Closing Date.

1.27 HOW DOES THE BUY-BACK COMPARE TO SELLING MY SHARES ON THE ASX?

     Depending on your individual circumstances, if you sell your Shares on the ASX (or other applicable stock market), the Australian income taxation implications of doing so may be different from selling your Shares in the Buy-Back (see Section 2 for more details in relation to Australian tax implications).

     In addition, to execute a share sale on the ASX, you may need to pay brokerage whereas you should not need to pay brokerage to participate in the Buy-Back.

     However, if you were to sell your Shares through the ASX (or other applicable stock market), it is likely that you would be able to sell your Shares for a higher price than the Buy-Back Price. This is because the prices at which shareholders can tender Shares into the Buy-Back are at a discount of between 8 per cent and 14 per cent (inclusive) to the Market Price. Accordingly, it is likely that Rio Tinto's share price on the ASX, during and possibly after the Tender Period, will be higher than the Buy-Back Price determined by Rio Tinto. The share price may also vary significantly in the future.

     By making the Buy-Back Invitation to shareholders and in setting the range of Tender Discounts, Rio Tinto is not making any recommendation to you as to whether to participate in the Buy-Back, or giving any advice on the value of your Shares.

     Before you decide what to do with your Shares, Rio Tinto strongly recommends that you seek your own professional advice.

1.28  IS THE RIO TINTO GROUP BUYING BACK ANY OTHER SHARES?

     As announced on 3 February 2005, the Rio Tinto Group intends to return up to US$1.5 billion of capital to shareholders during the course of 2005 and 2006, subject to market conditions.

     Rio Tinto plc is therefore once again seeking shareholder approval at the 2005 annual general meeting of Rio Tinto plc to renew its existing authority to make on-market purchases of shares in Rio Tinto plc. The approval for on-market purchases in Rio Tinto plc is voted on by Rio Tinto plc shareholders only. While it is Rio Tinto plc's intention to exercise this authority, the precise manner and timing of such purchases will be determined by, amongst other things, prevailing market conditions.

     In addition, as in previous years, Rio Tinto Limited is seeking shareholder approval at the 2005 annual general meeting to renew its existing authorities to buy back shares in Rio Tinto Limited on-market as well as those held (indirectly) by Rio Tinto plc. Renewal of those authorities will be voted on by Rio Tinto Limited's shareholders only at the annual general meeting on 29 April 2005. In relation to any future off-market buy-back tenders, see Section 1.30 below.

     No decision has been made on whether such buy-backs will proceed and, if so, when.

1.29 WILL RIO TINTO PLC PARTICIPATE IN THE BUY-BACK?

     Tinto Holdings Australia Pty Limited (THA), a wholly owned subsidiary of Rio Tinto plc, currently holds approximately 37.5 per cent of the ordinary shares in the capital of Rio Tinto. THA will not participate directly in the Buy-Back. However, after the Buy-Back has occurred, Rio Tinto intends to buy back Shares from THA, at the same price per share as is set under the Buy-Back (ie. at the Buy-Back Price), so that THA's proportional shareholding in Rio Tinto is not increased as a result of the Buy-Back (the THA MATCHING BUY-BACK). The THA Matching Buy-Back is subject to shareholder approval at the upcoming annual general meetings of Rio Tinto Limited and Rio Tinto plc.

     By not tendering Shares into the Buy-Back, but rather accepting the price set under the Buy-Back, THA will not influence the price set under the Buy-Back or the ability of other shareholders to have their Shares acquired under the Buy-Back.

     As a result of the dual listed companies structure under which Rio Tinto Limited and Rio Tinto plc operate together as a single economic entity, the consideration payable by Rio Tinto Limited for any Shares it buys back from THA under the THA Matching Buy-Back will remain within the Group.

1.30 WILL THERE BE MORE OFF-MARKET BUY-BACK TENDERS IN THE FUTURE?

     Rio Tinto is seeking shareholder authority at the upcoming annual general meetings to undertake one or more off-market buy-back tenders (including this Buy-Back) in the 12 months following the meetings. However, this authority is subject to a 10 per cent limit. This 10 per cent limit is described in Section 3.2.

     No decision has been made on any future off-market buy-back tender. If shareholder approval is obtained, the Board will consider whether it is appropriate to commence any more buy-backs during the next 12 months. After that 12 month period, Rio Tinto may be able to undertake further off-market buy-back tenders without seeking new shareholder approval, subject to obtaining appropriate regulatory relief.

2    AUSTRALIAN TAX IMPLICATIONS FOR SHAREHOLDERS

     The following discussion is intended only as a general summary of the Australian income tax implications of participating in the Buy-Back.

     Unless otherwise specified, this discussion is based on income tax legislation and administrative practice as at 4 April 2005. These laws, the interpretation of them by the courts, and administrative practice may change at any time, possibly with retrospective effect. Rio Tinto has received a draft Class Ruling from the ATO for shareholders who participate in the Buy-Back, which provides indicative confirmation of a number of the statements contained in this summary. The ATO will not issue the Class Ruling in a form that is binding on the Commissioner of Taxation until after completion of the Buy-Back. Although it is not anticipated to be the case, when the binding Class Ruling is eventually issued by the ATO it is possible that it may express a view contrary to that set out below.

     This general summary of the Australian income tax implications of participating in the Buy-Back is limited to shareholders who hold their Shares on capital account and therefore, may be assessed for tax under the CGT provisions on Shares bought back by Rio Tinto. Some shareholders, for example those who carry on a business in dealing with shares, may be assessed on their dealings in shares other than under the CGT provisions. The tax consequences for those shareholders may differ significantly from those discussed below.

     If you decide to participate in the Buy-Back, your particular tax treatment will depend on your own circumstances. IT IS THEREFORE IMPORTANT THAT YOU OBTAIN PROFESSIONAL TAX ADVICE TO TAKE INTO ACCOUNT YOUR PARTICULAR CIRCUMSTANCES.

2.1 INTRODUCTION

     The Buy-Back will constitute an "off-market" buy-back for tax purposes. As such, all of the Buy-Back Price in excess of A$4.00 will generally be treated as a fully franked dividend for Australian tax purposes.

     A shareholder participating in the Buy-Back will be taken, for CGT purposes, to have disposed of their Shares when Rio Tinto accepts the Tender. This is anticipated to be no later than Tuesday, 10 May 2005. For CGT purposes, shareholders other than corporate tax entities will be treated as having disposed of their Shares for the A$4.00 capital component plus the amount (if any) by which the Tax Value exceeds the Buy-Back Price. The Tax Value will be A$40.02, adjusted for the movement in the Rio Tinto plc share price from the close of trading on the London Stock Exchange on 2 February 2005 to the opening of trading on the London Stock Exchange on the Closing Date.

2.2   AUSTRALIAN RESIDENT INDIVIDUAL

     A) INCOME TAX - TREATMENT OF DEEMED DIVIDEND
     An Australian resident individual participating in the Buy-Back will be deemed to have received a fully franked dividend equal to the excess of the Buy-Back Price over A$4.00 for each Share bought back. The dividend will be included in the individual's assessable income.

     If a shareholder whose Shares are bought back is entitled to the benefit of the franking credit on the dividend (see Section 2.7 below), the shareholder will also:

     - include the franking credit on the dividend in their assessable income; and

     -  be entitled to a tax offset equal to the franking credit.

     The tax offset may reduce the total tax payable by the shareholder on their taxable income. If the tax offset exceeds the total tax payable by the shareholder on their taxable income, the shareholder may be entitled to a refund of that excess.

     B) CAPITAL GAINS TAX - DISPOSAL OF SHARES (ACQUIRED AFTER 19 SEPTEMBER
     1985)(7)
     An Australian resident individual participating in the Buy-Back will be deemed for CGT purposes to have disposed of each Share for capital proceeds of A$4.00 plus the amount (if any) by which the Tax Value exceeds the Buy-Back Price. The method for calculating the Tax Value is discussed in Section 2.6.

     The calculation of any capital gain in respect of Shares bought back will depend on when the Shares were bought. If a shareholder has held their Shares for less than twelve months, any capital gain will be calculated as the excess of the deemed capital proceeds over the CGT cost base of the Share. If the Shares were acquired at or before 11.45am (ACT time) on 21 September 1999, the shareholder may choose whether to index the cost base to 30 September 1999 or apply the CGT discount (which reduces the gain, net of any capital losses, by 50 per cent). Shareholders who acquired their Shares after 21 September 1999 and have held their Shares for more than 12 months must apply the CST discount in calculating any capital gain on disposal.

     Generally, the CGT cost base for a Share will be the amount the shareholder paid to acquire the Share together with certain incidental costs of acquisition, for example stamp duty and brokerage, and certain incidental costs of disposal. The cost base must also be adjusted for the bonus share issue of 7.5 shares for every 100 shares that occurred in 1995 on the formation of the dual listed companies structure.

     A capital loss for a Share disposed of under the Buy-Back will be the excess of the CGT cost base of the Share over the deemed capital proceeds. No allowance for indexation is made in determining the cost base of the Share for this purpose.

     FOOTNOTES:
(7) Shares acquired on or before 19 September 1985 will not normally be subject to CGT in Australia, however the deemed dividend component of the Buy-Back Price for such Shares will be relevant for income tax purposes.

     The capital loss which arises under the Buy-Back may be greater than the capital loss which may have arisen under an equivalent sale of the Shares on-market. This is because the capital proceeds under the Buy-Back are deemed to be A$4.00 plus the amount (if any) by which the Tax Value exceeds the Buy-Back Price, rather than the price at which the shareholder would have sold their Shares on-market. The lower deemed capital proceeds means that any capital gain which would have otherwise arisen on disposal of the Shares is reduced or eliminated.

     A capital loss that arises from the Buy-Back can only be used to offset capital gains made by the individual shareholder. Capital losses that are not used in the year in which they arise may be carried forward and used to offset capital gains made in later years.

     Any capital loss arising from the Buy-Back cannot be offset against the dividend or any franking credits included in the shareholder's assessable income from the Buy-Back.

     The table on pages 17 and 18 provides illustrative examples of the potential tax consequences for an Australian resident individual disposing of their Shares into the Buy-Back. The actual tax consequences will depend on the Buy-Back Price, the Tax Value, the individual's applicable marginal tax rate and their CGT cost base for the Shares.

     IT IS IMPORTANT TO UNDERSTAND THAT THE TABLE IS AN ILLUSTRATIVE EXAMPLE ONLY AND IS BASED ON A NUMBER OF ASSUMPTIONS INCLUDING:

     A) AN ASSUMED BUY-BACK PRICE WHICH MAY NOT BE THE ACTUAL BUY-BACK PRICE. THE ACTUAL BUY-BACK PRICE AND THE AMOUNT OF THE FRANKABLE DISTRIBUTION WILL NOT BE KNOWN UNTIL AFTER THE CLOSING DATE;

     B) A TAX VALUE WHICH MAY CHANGE DEPENDING ON THE MOVEMENT OF THE SHARE PRICE OF RIO TINTO PLC UP TO THE CLOSING DATE; AND

     C)   TWO ILLUSTRATIVE COST BASES OF A$30.00 AND A$36.00 PER SHARE.

     THE ACTUAL TAX CONSEQUENCES FOR AN INDIVIDUAL MAY BE DIFFERENT BECAUSE OF THEIR PARTICULAR CIRCUMSTANCES.

     2.3  AUSTRALIAN RESIDENT COMPANY

     A) INCOME TAX - TREATMENT OF DEEMED DIVIDEND
     An Australian resident company participating in the Buy-Back will be deemed to have received a fully franked dividend equal to the excess of the Buy-Back Price over A$4.00 for each Share bought back.

     The shareholder will be required to include the dividend in its assessable income.

     If the shareholder is entitled to the benefit of the franking credit on the dividend (see Section 2.7 below), the shareholder will also:

     - include the franking credit on the dividend in its assessable income;

     -  be entitled to a tax offset equal to the franking credit; and

     - be entitled to a credit in its own franking account equal to the amount of the franking credit received.

     No refund will be available if the tax offset exceeds the tax payable by the shareholder. However, to the extent that the shareholder has excess franking offsets, it may be entitled to a tax loss.

     B) CAPITAL GAINS TAX - DISPOSAL OF SHARES (ACQUIRED AFTER 19 SEPTEMBER
     1985)(8)
     An Australian resident company participating in the Buy-Back will generally be deemed for CGT purposes to have disposed of each Share for capital proceeds of A$4.00 plus the amount (if any) by which the Tax Value exceeds the Buy-Back Price. However, this is subject to an important exception which is discussed below. The method for calculating the Tax Value is discussed in Section 2.6.

     A capital gain for a Share disposed of under the Buy-Back will be the excess of the deemed capital proceeds over the CGT cost base of the Share. If the Share was acquired at or before 11.45am (ACT time) on 21 September 1999, the cost base may be indexed to 30 September 1999.

     Generally, the CGT cost base for a Share will be the amount the shareholder paid to acquire the Share together with certain incidental costs of acquisition, for example stamp duty and brokerage, and certain incidental costs of disposal. The cost base must also be adjusted for the bonus share issue of 7.5 shares for every 100 shares that occurred in 1995 on the formation of the dual listed companies structure.

     A capital loss for a Share disposed of under the Buy-Back will be the excess of the CGT cost base of the Share (ignoring any indexation) over the deemed capital proceeds. However, any capital loss that does arise will be reduced or eliminated because of recent amendments to the law. The relevant amendments are contained in Schedule 3 to TAX LAWS AMENDMENT (2004 MEASURES NO 6) ACT 2005, which received Royal Assent on 21 March 2005. The amendments relate to subsection 159GZZZQ(8) of the INCOME TAX ASSESSMENT ACT 1936 and apply with effect from 1 July 2002. In essence, the amendments are intended to deny corporate taxpayers some or all of any capital loss arising from an off-market share buy-back. The amendments do this by increasing the deemed capital proceeds. However, the application of the amendments in all circumstances is unclear. In light of this, it is very important that Australian resident companies seek their own independent taxation advice before participating in the Buy-Back.

     If a capital loss does arise from the Buy-Back, it can only be used to offset capital gains. Capital losses that are not used in the year in which they arise may be carried forward and used to offset capital gains made in later years, subject to restrictions including the continuity of ownership test or the same business test.

     Any capital loss arising from the Buy-Back cannot be offset against the dividend or any franking credits included in the shareholder's assessable income.

     FOOTNOTES:
(8) Shares acquired on or before 19 September 1985 will not normally be subject to CGT in Australia, however the deemed dividend component of the Buy-Back Price for such Shares will be relevant for income tax purposes.

2.4  AUSTRALIAN COMPLYING SUPERANNUATION FUND

     A) INCOME TAX - TREATMENT OF DEEMED DIVIDEND
     An Australian complying superannuation fund participating in the Buy-Back will be deemed to have received a fully franked dividend equal to the excess of the Buy-Back Price over A$4.00 for each Share bought back. The shareholder will be required to include in its assessable income the amount of the dividend.

     If the shareholder is entitled to the benefit of the franking credit on the dividend (see Section 2.7 below), the shareholder will also:

     - include the franking credit on the dividend in its assessable income; and

     -  be entitled to a tax offset equal to the franking credit.

     The tax offset reduces the total tax payable by the shareholder on its taxable income. If the tax offset exceeds the total tax payable by the shareholder on its taxable income, the shareholder may be entitled to a refund of that excess.

     B) CAPITAL GAINS TAX - DISPOSAL OF SHARES
     An Australian complying superannuation fund participating in the Buy-Back will be deemed for CGT purposes to have disposed of each Share for capital proceeds of A$4.00 plus the amount (if any) by which the Tax Value exceeds the Buy-Back Price. The method for calculating the Tax Value is discussed in Section 2.6.

     A capital gain for a Share disposed of under the Buy-Back will be the excess of the capital proceeds over the CGT cost base of the Share. If the Share was acquired at or before 11.45am (ACT time) on 21 September 1999, the shareholder may choose whether to index the cost base to 30 September 1999 or apply the one-third CGT discount (which reduces the gain, net of any capital losses, by one-third). Shareholders who acquired their Shares after 11.45am (ACT time) on 21 September 1999 and have held their Shares for more than 12 months must apply the CGT discount.

     Generally, the CGT cost base for a Share will be the amount the shareholder paid to acquire the Share together with certain incidental costs of acquisition, for example stamp duty and brokerage, and certain incidental costs of disposal. The cost base must also be adjusted for the bonus share issue of 7.5 shares for every 100 shares that occurred in 1995 on the formation of the dual listed companies structure.

     It should be noted that if the Shares were acquired by the superannuation fund before 1 July 1988, the CGT cost base may have been adjusted to the market value of the Shares on 30 June 1988.

     A capital loss for a Share disposed of under the Buy-Back will be the excess of the CGT cost base of the Share (ignoring any indexation) over the deemed capital proceeds.

     A capital loss that arises from the Buy-Back can only be used to offset capital gains. Capital losses that are not used in the year in which they arise may be carried forward and used to offset capital gains made in later years.

     Any capital loss arising from the Buy-Back cannot be offset against the dividend and franking credit included in the shareholder's assessable income.

2.5 NON-RESIDENTS

     A) INCOME TAX - TAX TREATMENT OF DEEMED DIVIDEND
     A non-resident shareholder will not be liable to Australian income tax or withholding tax on the deemed dividend component of the Buy-Back Price.

     However, under draft legislation different consequences may arise if a non-resident shareholder holds Rio Tinto Shares as part of a business conducted through a permanent establishment in Australia, and specific Australian tax advice should be obtained in that case.

     B) CAPITAL GAINS TAX - DISPOSAL OF SHARES (ACQUIRED AFTER 19 SEPTEMBER
     1985)(9)
     Under the Australian CGT rules, a taxable capital gain or capital loss should not arise for a non-resident participating in the Buy-Back unless the non-resident together with its "associates" has at any time in the preceding five years held 10 per cent or more of the issued shares of Rio Tinto.

     However, different consequences may arise if a non-resident shareholder holds Rio Tinto Shares as part of a business conducted through a permanent establishment in Australia, and specific
     Australian tax advice should be obtained in that case.

2.6  TAX VALUE

     Last year, the ATO released Taxation Determination TD 2004/22 which sets out the ATO's views generally in relation to determining the Tax Value of the Shares. TD 2004/22 provides that the Tax Value should be determined as the volume weighted average price of the Shares over the last five trading days before the first announcement of the Buy-Back, adjusted for the movement in the S&P/ASX 200 Index from the commencement of trading on the day of announcement to the close of trading on the Closing Date.

     TD 2004/22 also provides that if companies undertaking an offmarket buy-back wish to vary this methodology, representations should be made to the ATO explaining the rationale for the variation.

     Rio Tinto has made representations to the ATO that its market value setting methodology adopted in TD 2004/22 should be varied in determining the Tax Value of the Shares. As a result of these representations, the ATO has indicated that the Tax Value of the Shares will be A$40.02, adjusted for movements in Rio Tinto plc's share price from the close of trading on the London Stock Exchange on 2 February 2005 to the opening of trading on the London Stock Exchange on the Closing Date calculated as follows:

     A$40.02 x Opening price of Rio Tinto plc in London
                   on the Closing Date
     --------------------------------------------------
                     [POUND]16.85(10)

     FOOTNOTES:
(9) Shares acquired on or before 19 September 1985 will not normally be subject to CGT in Australia, however the deemed dividend component of the Buy-Back Price for such Shares will be relevant for income tax purposes.
(10) [POUND]16.85 was the closing share price of Rio Tinto plc on the London Stock Exchange on 2 February 2005.

2.7  LIMITS ON AVAILABILITY OF FRANKING CREDITS AND TAX OFFSETS

     The Australian tax legislation includes a number of rules which may prevent shareholders participating in the Buy-Back from claiming the benefit of franking credits on the deemed dividend component of the Buy-Back Price.

     These rules are designed to, amongst other things, discourage trading in franking credits. These rules may deny the benefit of franking credits to shareholders generally, or because of their particular circumstances.

     Rio Tinto has received indicative confirmation from the ATO that it will not make a determination to deny shareholders generally the benefit of tax offsets on the deemed dividend under the Buy-Back. This is expected to be confirmed when the ATO issues the Class Ruling.

     The particular circumstances of the shareholder will also be relevant in determining whether the rules deny the benefit of the tax offset or franking credits. For example, the period during which the shareholder holds the Shares and any arrangements the shareholder has in relation to the Shares will be important.

     Generally, resident shareholders should have regard to the operation of the holding period rule (the 45 DAY RULE) in relation to their participation in the Buy-Back. Shareholders who are individuals and whose total franking credit entitlement for the income year does not exceed A$5,000 should not be subject to the 45 day rule. As a result of some recent changes to the law, this exemption may not be available. However, the former Minister for Revenue and the Assistant Treasurer in a Press Release dated 27 September 2002 indicated that the Government intends to amend the law to ensure that this exemption continues to be available.

     In simple terms, the 45 day rule requires a resident shareholder to have held their shares 'at risk' for a specified period in order to 'qualify' for the franking credits on a dividend. This would include the deemed dividend component of the Buy-Back Price.

     The 45 day rule requires that shareholders must hold their Shares at risk for a period of 45 days (excluding the days of acquisition and disposal) within a period beginning on the date those Shares were acquired and ending 45 days after the Shares become ex-dividend.

     The 45 day rule is complex. Generally, a shareholder who is subject to the rule, has acquired their Shares on or before Thursday, 24 March 2005 and has not entered into collateral arrangements which reduce the risks associated with owning their Shares, will satisfy the 45 day rule in respect of the deemed dividend component of the Buy-Back Price. This is on the basis that the determination of the Buy-Back allocations (including any scale back) occurs no earlier than on Monday, 9 May 2005.

     A shareholder may fail the requirements of the 45 day rule even if the shareholder acquired their Shares on or before Thursday, 24 March 2005. This may arise where the shareholder has entered into other arrangements regarding the Shares which reduce their risk of loss or opportunity for gain on the Shares. For example, granting an option to another person to acquire their Shares would reduce that risk or opportunity.

     The 45 day rule also operates on a 'last-in first-out' basis so that a shareholder will be deemed, for the purpose of applying the 45 day rule, to have disposed of their most recently acquired Shares under the Buy-Back. As such, if the most recently acquired Shares were acquired after Thursday, 24 March 2005, the shareholder may not qualify for the franking credits on the dividend deemed to have been received by a shareholder participating in the Buy-Back. However, for this Buy-Back, the ex-entitlement date is Friday, 18 March 2005 and the last date on which a shareholder could acquire Shares and satisfy the 45 day rule is Thursday, 24 March 2005. Accordingly, Rio Tinto has obtained indicative confirmation from the ATO that Shares purchased on an ex-entitlements basis on or after Friday, 18 March 2005 will be excluded from the 'last-in first-out' rule. This means that Shares acquired by a shareholder on or after Friday, 18 March 2005 on an ex-entitlement basis will not affect the ability to receive franking credits on Shares acquired before that date which are tendered into the Buy-Back.

     In addition, where the shareholder is under an obligation to make related payments in respect of the deemed dividend arising on the Buy-Back Price, the shareholder may not qualify for the tax offset or franking credits unless other at risk holding requirements are satisfied.

2.8 WORKED TAX EXAMPLES FOR AUSTRALIAN RESIDENT INDIVIDUALS AND AUSTRALIAN COMPLYING SUPERANNUATION FUNDS

     The worked examples below set out the potential tax consequences per Share for Australian resident individuals and Australian complying superannuation funds participating in the Buy-Back, and assumes a Buy-Back Price of A$39.91 (12 per cent Buy-Back Discount to an assumed Market Price of A$45.35) and two illustrative cost bases for CGT purposes of A$30.00 and A$36.00 per Share.

     The 'Bruce example' in the table has the same assumptions and provides more detailed commentary on the relevant calculations in notes A to I on the pages following the table. The column on the right of the table marked 'Your workings' is there to assist you, should you choose to participate in the Buy-Back. It is intended to help you calculate the anticipated income tax and CGT consequences based on your assumed marginal tax rate, the assumed Buy-Back Price and the assumed Tax Value of A$43.00.

     IT IS IMPORTANT TO UNDERSTAND THAT THE TABLE IS AN ILLUSTRATIVE EXAMPLE ONLY AND IS BASED ON A NUMBER OF ASSUMPTIONS INCLUDING:

     - A BUY-BACK PRICE WHICH MAY NOT BE THE ACTUAL BUY-BACK PRICE. THE ACTUAL BUY-BACK PRICE AND THE AMOUNT OF THE FRANKED DEEMED DIVIDEND WILL NOT BE KNOWN UNTIL AFTER THE BUY-BACK CLOSES;

     - THE DISCOUNT CAPITAL GAIN METHOD IS USED, WHICH MAY OR MAY NOT BE APPLICABLE DEPENDING ON A PARTICIPATING SHAREHOLDER'S
        CIRCUMSTANCES; AND

     - A TAX VALUE WHICH MAY CHANGE (SEE SECTION 2.6). THE ACTUAL TAX VALUE WILL NOT BE KNOWN UNTIL AFTER THE BUY-BACK CLOSES.

     In any event, the tax consequences for an individual or superannuation fund may be different from the example because of their particular circumstances. The amounts calculated under the tax table will not necessarily reflect the actual tax consequences for you if you choose to participate in the Buy-Back.

     TAX CALCULATOR
     To assist you, a tax calculator has been provided on Rio Tinto's website at www.riotinto.com

TAX TABLE                                  SUPERFUND          AUSTRALIAN RESIDENT INDIVIDUALS(A)

                                                              INCOME =$0-$6,000     INCOME =$6,001-$21,600

                                           15%                0.00%                 18.50%
 Per share A$                              tax rate           marginal tax rate     marginal tax rate

 INCOME TAX CONSEQUENCES (DIVIDEND)
 Illustrative Buy Back Price               $39.91               $39.91                $39.91
 Less: capital component                  ($ 4.00)              ($4.00)               ($4.00)

 Assumed fully franked dividend(b)         $35.91               $35.91                $35.91
 Add: gross up for franking credits        $15.39               $15.39                $15.39
 Assessable income                         $51.30               $51.30                $51.30
 Tax on assessable income                 ($ 7.70)               $0.00                ($9.49)

 Tax offset(c)                             $15.39               $15.39                $15.39
 Net tax offset (tax payable) on
 franked dividend                          $ 7.69               $15.39                $ 5.90
 AFTER TAX PROCEEDS(c)                     $43.60               $51.30                $41.81
---------------------------------------------------------------------------------------------------------
 CGT CONSEQUENCES (CAPITAL)
 Capital component                         $4.00     $4.00       $4.00      $4.00      $4.00       $4.00
 Add: excess Tax Value over Buy-Back
 Price(d)                                  $3.09     $3.09       $3.09      $3.09      $3.09       $3.09
 LESS: ILLUSTRATIVE COST BASE            ($30.00)  ($36.00)    ($30.00)   ($36.00)   ($30.00)    ($36.00)
 Nominal capital gain/(loss) on
 disposal                                ($22.91)  ($28.91)   ($22.91)    ($28.91)   ($22.91)    ($28.91)
 Discount capital gain/(loss)(e)         ($15.27)  ($19.27)   ($11.46)    ($14.46)   ($11.46)    ($14.46)
 Tax impact of capital gain/ loss(f)       $2.29     $2.89      $0.00       $0.00      $2.12       $2.67
 AFTER TAX PROCEEDS(e,f)                   $6.29     $6.89      $4.00       $4.00      $6.12       $6.67
 TOTAL AFTER TAX PROCEEDS(e,f)            $49.89    $50.49     $55.30      $55.30     $47.93      $48.48


     TABLE NOTES:
(a)  The marginal tax rate used includes the Medicare levy of 1.5 per cent.
     The liability of an individual to pay the Medicare levy depends on the individual's own circumstances.

(b) This assumed fully franked deemed dividend (A$35.91) is calculated as the assumed Buy-Back Price of A$39.91 less the fixed capital component of A$4.00.

(c) This assumes the shareholder is fully entitled to the franking credits.

(d) This assumes, for illustrative purposes only, that the market value for tax purposes (the 'Tax Value') of the shares is A$43.00. The actual Tax Value will be A$40.02, adjusted for the movement in the Rio
     Tinto plc share price from (pound)16.85 (the close of trading on the London Stock Exchange on 2 February 2005) to the opening of trading on the London Stock Exchange on the Closing Date.

(e) This assumes that the discount capital gain method is used, which adjusts the total capital gain by a discount factor (50 per cent for individuals; 66 2/3 per cent for super funds). Although capital losses, as such, are not subject to discount, it is assumed that capital losses are offset against other, discounted capital gains. If capital losses are offset against undiscounted capital gains (eg on assets held for less than 12 months), the tax impact of the capital loss will be greater (more favourable) than shown in the table.

(f) This assumes shareholders will be able to fully utilise capital losses to offset capital gains. The capital loss which arises under the Buy-Back may be different to any capital gain/loss which may have arisen under an equivalent sale of Shares on market. This is because the capital proceeds under the Buy-Back are the aggregate of A$4.00
     (the cash capital component) plus A$3.09 (the assumed excess of the Tax Value over the Buy-Back Price). The A$3.09 is used for illustrative purposes only.


     'BRUCE' EXAMPLE
     Bruce earns A$50,000 per annum, and he is in a tax bracket that gives him a marginal tax rate of 31.5 per cent. Bruce purchased 5,000 Rio Tinto ordinary shares at A$30.00 per share and as a consequence his cost base for CGT purposes is A$30.00. Bruce is able to tender at any of the seven specified Tender Discounts in the range of 8 per cent to 14 per cent to the Market Price or as a Final Price Tender, and wants to calculate the income tax and CGT consequences for a given Buy-Back Price within the range, on a per Share basis.

     INCOME TAX CONSEQUENCES (SEE 'BRUCE EXAMPLE' ABOVE)
     A If Bruce decides to tender at a 12 per cent Tender Discount to the assumed Market Price of A$45.35 the equivalent Buy-Back Price would be A$39.91 per Share.
     B The Buy-Back Price is made up of two components, a capital component of A$4.00 and a fully franked deemed dividend component. The assumed fully franked deemed dividend component would be A$35.91 per Share, representing the difference between the illustrative Buy-Back Price of A$39.91 and the capital component of A$4.00.


                                                                    BRUCE (EXAMPLE)                    YOUR WORKINGS

INCOME=$21,601-$58,000  INCOME=$58,001-$70,000 INCOME=$70,000+      INCOME = $50,000                   INCOME =  $
31.50%                  43.50%                 48.50%               31.50%                                       %
marginal tax rate       marginal tax rate      marginal tax rate    marginal tax rate                  marginal tax rate


$39.91                  $39.91                 $39.91               Buy-Back Price      = $39.91  A    Buy-Back Price   =  $
($4.00)                 ($4.00)                ($4.00)              Capital component   = ($4.00) B    Capital Component= ($ 4.00)
$35.91                  $35.91                 $35.91               $39.91-$4.00        = $35.91  B    $        -$4.00  =  $
$15.39                  $15.39                 $15.39               $35.91*(0.3/0.7)    = $15.39  C    $   *(0.3/0.7)   =  $
$51.30                  $51.30                 $51.30               $35.91+$15.39       = $51.30  C    $       +$       =  $
($16.16)               ($22.32)               ($24.88)             ($51.30*31.5%)       =($16.16) D   ($   *       %)   = ($     )
$15.39                  $15.39                 $15.39               $35.91*(0.3/0.7)    = $15.39  C    $   *(0.3/0.7)   =  $
($0.77)                 ($6.93)                ($9.49)              $15.39-$16.16       =($ 0.77) E    $       -$       =  $

$35.14                 ($28.98)                $26.42               $35.91-$0.77        = $35.14       $       -$       =  $

$4.00           $4.00    $4.00      $4.00       $4.00      $4.00    Capital component   =  $4.00       Capital component=  $ 4.00
$3.09           $3.09    $3.09      $3.09       $3.09      $3.09    $43.00-$39.91       =  $3.09  F    $       -$       =  $
($30.00)      ($36.00) ($30.00)   ($36.00)    ($30.00)   ($36.00)   Cost base           =($30.00)      Your cost base   =  $
($22.91)      ($28.91) ($22.91)   ($28.91)    ($22.91)   ($28.91)   $4.00+$3.09-$30.00  =($22.91) G    $4.00+$ -$       =  $
($11.46)      ($14.46) ($11.46)   ($14.46)    ($11.46)   ($14.46)   ($22.91)*50%        =($11.46) H    $   *           %=  $
$3.61           $4.55    $4.98      $6.29       $5.56      $7.01    $11.46*31.5%        =  $3.61       $   *           %=  $

$7.61           $8.55    $8.98    ($10.29)      $9.56     $11.01    $4.00+$3.61         =  $7.61       $4.00   +$       =  $
$42.75         $43.69   $37.96     $39.27      $35.98     $37.43    $35.14+$7.61        = $42.75  I    $       +$       =  $


C The deemed dividend component of the Buy-Back Price will be fully franked; therefore it needs to be 'grossed up' for the franking credits that are attached to it, The 'gross up' occurs because tax credits can be passed to shareholders for income tax already paid by Rio Tinto. The company tax rate in Australia is 30 per cent, so the 'gross up' is calculated by dividing the fully franked deemed dividend component by
    0.7 and then multiplying it by 0.3. This, when added to the deemed dividend component, gives Bruce a 'grossed up' deemed dividend amount of A$51.30.

D Bruce calculates his income tax liability by multiplying the 'grossed up' deemed dividend amount of A$51.30 by his marginal tax rate of 31.5 per cent.

E Overall, Bruce must pay 77 cents of income tax for every Share he sells in the Buy-Back. This is the difference between the tax already paid by Rio Tinto (A$15.39) and the tax payable at his marginal rate (A$16.16). Bruce's net dividend proceeds after income tax are A$35.14 (ie. A$35.91 less A$0.77).


    Note: Numbers may differ due to rounding.

CAPITAL GAINS TAX CONSEQUENCES (SEE 'BRUCE EXAMPLE' ABOVE)
F For tax purposes, the price at which Bruce will be deemed to have sold his Shares into the Buy-Back will be equal to the A$4.00 capital component plus any amount by which the Tax Value exceeds the Buy-Back Price. Based on an assumed Tax Value of A$43.00 and the assumed Buy-Back Price of A$39.91, the excess amount is A$3.09.

G Bruce will be deemed to have sold his Shares into the Buy-Back for A$7.09 per Share (ie, the A$4.00 capital component plus the A$3.09 excess of the Tax Value over the Buy-Back Price). Bruce's cost base is A$30.00 per Share. Thus, the maximum capital loss that Bruce will be able to offset against capital gains, assuming his Shares are sold into the Buy-Back, is A$22.91 per Share (ie. A$7.09 less A$30.00).

H Assuming Bruce has held the other (gain) assets for more than 12 months, the discount capital gain method is used, which adjusts the total capital gain sheltered by the capital loss by a discount factor of 50 per cent for individuals.

I Bruce would receive after tax proceeds of A$42.75 if he tenders his Shares at A$39.91 per Share (ie. 12 per cent Tender Discount to the assumed Market Price of A$45.35), based on the assumptions above and the notes to the table.

3    EFFECT OF BUY-BACK ON RIO TINTO

3.1  FULL YEAR RESULTS AND OTHER INFORMATION

     FINANCIAL RESULTS
     The Group achieved record earnings and cash flows in the 2004 financial year, with adjusted earnings of US$2,221 million(11), being 61 per cent above those for the 2003 financial year. Adjusted earnings per share were US$1.61, up 61 per cent from the previous financial year.

     These record earnings and cash flows reflect not only the strength of the markets in which the Group operates, but also the strength of the Group's asset base, which has been enhanced by the investments made by the Group over recent years.

     Consistent with the Group's progressive dividend policy, a final dividend of 45 US cents per share brings the total dividends declared and paid for the 2004 year to 77 US cents per share, an increase of 20 per cent to the total dividends declared and paid for the 2003 financial year.

     Electronic copies of the Group's 2004 full year profit announcement can be found on its website at www.riotinto.com The Group's 2004 Annual report and financial statements and the 2004 Annual review have been recently dispatched to shareholders in accordance with their elections to receive them. In addition, copies of each are located on the Group's website at www.riotinto.com

     CAPITAL MANAGEMENT
     On 3 February 2005, Rio Tinto announced its intention to return, subject to market conditions, up to US$1.5 billion of surplus capital to shareholders during 2005 and 2006 through a range of measures including, but not limited to, both on-market and off-market buy-back programmes.

     The return of capital to shareholders demonstrates Rio Tinto's commitment to maintaining an efficient balance sheet structure while retaining sufficient flexibility to fulfil its overall strategic priority of growing both organically and through acquisition where value-enhancing opportunities arise.

     The current strength of the Group's cash flow means that, in addition to comfortably funding the current planned investments, capital can be returned to shareholders whilst maintaining the flexibility to take advantage of acquisition and organic expansion opportunities. Accordingly, the Board is of the view that the Buy-Back will not prejudice the Group's ability to continue to fund such opportunities as and when they arise.

3.2  HOW MANY SHARES WILL BE BOUGHT BACK?

     As at 9 March 2005, Rio Tinto had 499,703,365 ordinary shares on issue of which THA held 187,439,520 shares. Rio Tinto is targeting to buy back between A$400 million and A$500 million worth of Shares under the Buy-Back, but the size of the Buy-Back may be varied in light of the level of demand and other market conditions. In particular, Rio Tinto reserves the right to buy back any number of Shares or no Shares at all.

     However, it should be noted that the authority being sought from shareholders at the upcoming annual general meetings permits Rio Tinto to buy back shares under one or more off-market buy-back tenders during the 12 month period following the annual general meetings up to a 10 per cent limit. Under the 10 per cent limit, the total number of ordinary shares Rio Tinto may buy back under both off-market buy-back tenders and on-market buy-backs must not, during that 12 month period, exceed 10 per cent of the minimum number of the ordinary shares on issue during such period (excluding from the calculation of that minimum number for all purposes those ordinary shares held by or on behalf of THA or any other subsidiary of Rio Tinto plc). In addition, in calculating the number of ordinary shares able to be bought back by Rio Tinto under this limit, shares bought back from THA are not included.

     A key consideration for Rio Tinto in determining how many Shares to buy back under the Buy-Back will be the level of Tenders received at the various discounts. For example, the number of Shares which Rio Tinto will buy back under the Buy-Back may be lower if the majority of Tenders are at a small discount to the Market Price. The Board may also, if it thinks fit, determine to conduct further off-market buy-back tenders within the 12 month approval period, but subject always to the 10 per cent limit described above.

     Assuming for illustrative purposes only that a total of A$500 million worth of Shares are bought back under the Buy-Back, the following table sets out the number of Shares, the percentage of total issued shares of Rio Tinto and the percentage of total issued shares of the Rio Tinto Group which would be bought back assuming different Buy-Back Prices.

                                                        PERCENTAGE
                                                        OF TOTAL ISSUED
                       NUMBER OF SHARES    PERCENTAGE   ORDINARY
                       BOUGHT BACK         OF TOTAL     SHARES
          BUY-BACK     UNDER               ISSUED       IN THE RIO
 TENDER   PRICE(A)     THE BUY-BACK        RIO TINTO    TINTO
 DISCOUNT A$           (MILLION)           SHARES(B)    GROUP(C)
---------------------------------------------------------------------
 14%      A$39.00      12.8                2.6%         0.9%
---------------------------------------------------------------------
 13%      A$39.45      12.7                2.5%         0.9%
---------------------------------------------------------------------
 12%      A$39.91      12.5                2.5%         0.9%
---------------------------------------------------------------------
 11%      A$40.36      12.4                2.5%         0.9%
---------------------------------------------------------------------
 10%      A$40.82      12.2                2.5%         0.9%
---------------------------------------------------------------------
 9%       A$41.27      12.1                2.4%         0.9%
---------------------------------------------------------------------
 8%       A$41.72      12.0                2.4%         0.9%

     TABLE NOTES:
(a)  Assuming for illustrative purposes a Market Price of A$45.35.

(b) Shows the number of Shares bought back under the Buy-Back (not including Shares bought back under the THA Matching Buy-Back) divided by the total issued ordinary shares of Rio Tinto Limited (including ordinary shares held by THA).

(c) As Rio Tinto plc holds approximately 37.5 per cent of Rio Tinto Limited's issued ordinary shares indirectly through THA, Rio Tinto Group's total issued ordinary shares is calculated by aggregating the total issued ordinary shares of Rio Tinto plc and Rio Tinto Limited, excluding Rio Tinto Limited ordinary shares held by THA.

     FOOTNOTES:
(11) Adjusted earnings are stated excluding net exceptional items of US$592 million comprising net gains on disposals of businesses of US$913 million less asset write downs and a provision for contract obligations of US$321 million.

     After the Buy-Back has occurred, Rio Tinto intends to buy back Shares from THA at the same price per share as is set under the Buy-Back (ie. at the Buy-Back Price), so that THA's proportional 37.5 per cent shareholding in Rio Tinto is not increased as a result of the Buy-Back (see Section 1.29 for further information on the THA Matching Buy-Back). Assuming, for illustrative purposes, that Rio Tinto buys back approximately 12.5 million Shares under the Buy-Back (being around 2.5 per cent of Rio Tinto's issued ordinary shares) at a Buy-Back Price of A$39.91, then a THA Matching Buy-Back of approximately 7.5 million ordinary shares would be implemented, representing a further decrease of 1.5 per cent of Rio Tinto's issued ordinary shares (based on Rio Tinto's total issued ordinary shares prior to both buy-backs).

     It should be noted however that the THA Matching Buy-Back will not result in any decrease in the Rio Tinto Group's publicly-held shares. As Rio Tinto plc holds approximately 37.5 per cent of Rio Tinto Limited's issued shares indirectly through THA, the number of the Rio Tinto Group's publicly-held shares is calculated by aggregating the total issued ordinary shares of Rio Tinto plc and Rio Tinto Limited, excluding the Rio Tinto Limited ordinary shares held by THA.

3.3  IMPACT OF THE BUY-BACK ON RIO TINTO'S INDEX WEIGHTING AND LIQUIDITY

     On completion of the Buy-Back (and the resultant THA Matching Buy-Back), the total number of Rio Tinto ordinary shares on issue will be reduced, so the Buy-Back may result in a reduction of Rio Tinto's index weighting and may impact on the liquidity of trading in the shares. However, given the targeted amount of capital to be bought back under the Buy-Back, the Board does not expect that there would be any material change in the index weighting or liquidity of Rio Tinto ordinary shares.

3.4  HOW WILL THE BUY-BACK BE FUNDED?

     The amount of funds needed to fund the Buy-Back will depend on the actual size of the Buy-Back. However, Rio Tinto expects to fund the Buy-Back from internally generated funds and available surplus cash and borrowing facilities.

3.5  IMPACT OF THE BUY-BACK ON KEY FINANCIAL INDICATORS

     The precise impact of the Buy-Back cannot be determined until the Buy-Back Price and the size of the Buy-Back are finalised.

     However, for indicative purposes, to the extent that a Buy-Back of between A$400 million and A$500 million is completed, the Buy-Back is expected to improve the Group's earnings per share and return on equity in the 2005 and later financial years. The more Shares that are repurchased, the greater the expected improvement.

     The anticipated funding required for the Buy-Back will be well within the debt capacity of the Rio Tinto Group and so is not expected to have any adverse effect on existing operations or current investment plans. In particular, the Group's gearing and interest cover will remain at prudent levels, and the Board does not expect that the Buy-Back will affect the credit ratings of the Rio Tinto Group.

     By way of illustration, a repurchase of A$500 million worth of Shares by Rio Tinto would increase net debt and reduce shareholders' funds by A$500 million and, on the basis of the Group's 2004 audited financial statements, the ratio of net debt to total capital would increase by
     2.3 percentage points. Any buy-back of Shares from THA does not impact on the Rio Tinto Group's financial capacity as the proceeds remain within the Group.

3.6  IMPACT ON RIO TINTO'S FRANKING ACCOUNT

     The Buy-Back and the commensurate THA Matching Buy-Back will result in a reduction in franking credits, however the size of the reduction depends on the size of the buy-backs and so will not be known until the Buy-Back completes. By way of illustration, if we assume that A$500 million worth of Shares are purchased under the Buy-Back, and this is followed by the resultant THA Matching Buy-Back, there would be a reduction of approximately A$340 million worth of franking credits(12). However, as noted in the Group's 2004 Annual report and financial statements, the approximate amount of the Rio Tinto tax consolidated group's retained profits and reserves that could be distributed as dividends and franked out of the existing franking credits (after deducting franking credits on the 2004 final dividend), is US$3.36 billion (approximately A$4.32 billion). Notwithstanding the Buy-Back, the Board expects Rio Tinto to continue to be able to pay fully franked dividends for the reasonably foreseeable future.

     FOOTNOTES:
(12) This assumes, for illustrative purposes only, a Buy-Back Discount of 12 per cent and a Market Price of A$45.35.

3.7  FINANCIAL IMPACT OF THE BUY-BACK

     The financial information presented in this Section 3.7 has been prepared in accordance with the principles and requirements of United Kingdom GAAP and in accordance with United Kingdom financial reporting obligations generally, existing at 31 December 2004, unless noted otherwise.

     The table below sets out the Rio Tinto Group's summarised Balance Sheet and a Pro-forma summarised Balance Sheet as at 31 December 2004, prepared numerically (but not in relation to format) in accordance with United Kingdom GAAP applicable on 31 December 2004, assuming A$500 million (US$389 million) worth of Shares are bought back under the Buy-Back(13).

     The table below sets out a summary of the impact of the Buy-Back (and the resultant THA Matching Buy-Back) on the Rio Tinto Group's Balance Sheet based on the assumptions in the notes below the table. The amount by which the Buy-Back Price exceeds the amount debited to share capital (A$4.00 (US$3.11) per share) will be debited to retained profits. For example, if the Buy-Back Price is A$39.91 (US$31.07), an amount of A$35.91 (US$27.95) per Share will be debited to retained profits.


AS AT 31 DECEMBER 2004   ACTUAL US$M(d)   PRO-FORMA(a),(b)US$M(d)
--------------------------------------------------------------------------
 ASSETS
 Cash Assets                               390                   195
 Other Assets                           25,321                25,321
--------------------------------------------------------------------------
 TOTAL ASSETS                           25,711                25,516

 LIABILITIES
 Short term borrowings                     806                 1,000
 Other liabilities                       6,327                 6,327
 Provisions                              5,058                 5,058
 Outside shareholders' interests           936                   936
--------------------------------------------------------------------------
 NET ASSETS                             12,584                12,195

 EQUITY
 Share capital- Rio Tinto plc              155                   155
 Share capital - Rio Tinto Limited
 (excluding Rio Tinto plc interest)(c)   1,133                 1,094
 Retained profits(c)                     9,320                 8,970
 Other equity                            1,976                 1,976
--------------------------------------------------------------------------
 TOTAL EQUITY                           12,584                12,195


3.8  WHAT EFFECT WILL THE BUY-BACK HAVE ON THE CONTROL OF RIO TINTO?

     While Rio Tinto eligible shareholders will have an opportunity to participate in the Buy-Back, the percentage of each shareholder's interest which may be bought back under the Buy-Back will depend on a number of factors, including the discounts at which shareholders tender their Shares, the number of Shares they tender, the ultimate Buy-Back Price, any required scale back and the number of Shares bought back.

     The impact of each of these factors will not be known until after the Buy-Back has closed. Nonetheless, given the expected size of the Buy-Back, it is not expected to have any change of control implications for Rio Tinto or the Group. On its own, the Buy-Back would reduce the number of ordinary shares in Rio Tinto Limited on issue as a proportion of the total number of ordinary shares on issue in the Group (that is, the ordinary shares on issue in Rio Tinto Limited and in Rio Tinto plc combined). However, given that the Group has also announced an intention to buy back Rio Tinto plc shares on-market (subject to, amongst other things, prevailing market conditions), the number of Rio Tinto plc ordinary shares on issue may also reduce and so there may not be a change in this proportion. Given the expected size of the Buy-Back, and the limit on the size of the Buy-Back which would be imposed by the shareholder approval (see
     Section 3.2), the Board believes that even if there is a change in this proportion, it will not have any material impact on the control of the Group or on the relative voting power of the shareholders in each of Rio Tinto Limited and Rio Tinto plc.

     As discussed in Section 1.29, once the Buy-Back has been completed, Rio Tinto will buy back Shares from THA under the THA Matching Buy-Back so that THA's percentage shareholding in Rio Tinto does not increase as a result of the Buy-Back.

     FOOTNOTES:
     (13) As a result of the dual listed companies structure, Rio Tinto plc and Rio Tinto Limited and their respective groups operate together as a single economic enterprise. In accordance with current ASIC relief, Rio Tinto Limited prepares, and treats as the principal financial statements for it and its controlled entities, combined financial statements of Rio Tinto Limited and Rio Tinto plc and their respective controlled entities as if the Group constituted a single economic entity and the combined financial statements were consolidated financial statements.

     TABLE NOTES:
     (a) Pro forma calculation assumes the Buy-Back Price is A$39.91 (US$31.07), the number of Shares bought back is 12.528 million and A$500 million (US$389 million) worth of Rio Tinto Limited Shares are bought back. This Buy-Back Price is an illustrative example only. You should not rely on this price as being the Buy-Back Price. See Section 1.9 for an explanation on how the Buy-Back Price will be determined.

     (b) Pro-forma calculations assume, for illustrative purposes only, that the Buy-Back is funded by cash on hand and short term borrowings. The pro-forma calculations also take into account any resultant buy-back of shares from THA under the THA Matching Buy-Back (though, as noted above, any buy-back of Shares from THA does not impact on the Rio Tinto Group's financial capacity as the proceeds remain within the Group). Incidental costs of the Buy-Back and the THA Matching Buy-Back have been excluded since they are insignificant to the pro-forma calculation.

     (c) Assuming a Buy-Back Price of A$39.91 (US$31.07) per Share, A$4.00 (US$3.11) per Share of the Buy-Back Price will be debited to share capital, and the assumed balance of A$35.91 (US$27.95) per Share will be debited to retained profits.

     (d) Assumes that the relevant exchange rate as at 31 December 2004 was US$0.7784 equal to one Australian dollar.

3.9  DLC STRUCTURE

     Under the dual listed companies structure, Rio Tinto Limited (and its subsidiaries) operate together with Rio Tinto plc (and its subsidiaries) as a single economic entity. In particular, the ratio of dividend, voting and capital distribution rights attached to each ordinary share in Rio Tinto Limited and to each ordinary share in Rio Tinto plc is equal to the "Equalisation Ratio", which was set at the time of the 1995 DLC merger at 1:1 and has remained unchanged.

     As the Buy-Back will be a buy-back at below prevailing market prices for the Shares, since it will take place at a discount of at least 8 per cent to those prevailing market prices, the Board is satisfied that no change to the Equalisation Ratio is required as a result of the Buy-Back.

3.10 OUTLOOK

     In the Chief executive's report in the 2004 Annual report and financial statements, Leigh Clifford reported as follows:

     "The world economy is slowing to a more sustainable pace after growth accelerated sharply in 2004. If the slowdown is well managed, particularly in the US and China, which have been the key drivers for growth in recent years, it will be a welcome development for commodity markets. These are already severely stretched to meet demand. Developments in the foreign exchange markets remain a key economic uncertainty.

     Rio Tinto is benefiting from a very strong business environment as developing countries ramp up their demand for metals and minerals and mature economies enjoy relatively solid economic growth. While this outlook is encouraging for the short and medium term, there remain fundamental uncertainties on the world stage, among them the direction the US economy will take, the rate of growth in China and the sustainability of growth in Asia as a whole.

     Our record financial performance under strong market conditions in 2004 enabled us to focus on capital management to achieve a balance between future investment and rewards for shareholders. We have many options for investing in our future growth, with a strong suite of opportunities in the project pipeline. As always we will apply our rigorous capital appraisal processes.

     The world in which we operate is always changing and we are anticipating and reacting to those changes in order to remain successful. Barring the uncertainties I mentioned, the near term looks encouraging. Whatever the economic conditions, Rio Tinto has the assets and the people to remain focused on maximising shareholder value in a sustainable way."

     In late February and early March 2005, Rio Tinto announced that Hamersley Iron had reached agreement with Japanese and Chinese customers, respectively, on an increase of 71.5 per cent in the price of Hamersley iron ore product deliveries for the contract year commencing 1 April 2005.

     In late March 2005, QIT-Fer et Titane, a wholly owned subsidiary in the Group, announced the sale of its entire holding in the Labrador Iron Ore Royalty Income Fund to RBC Capital Markets for net cash proceeds of US$130 million.

3.11 FORWARD-LOOKING STATEMENTS

     Certain statements contained in this booklet, including statements regarding the implementation of our capital management programme and its effect on our business, may constitute "forward-looking statements" for the purposes of applicable securities laws. Rio Tinto undertakes no obligation to revise the forward-looking statements included in this booklet to reflect any future events or circumstances. Our actual results, performance or achievements could differ materially from the results expressed in, or implied by, these forward looking statements. Factors that could cause or contribute to such differences include, for example, general trading and economic conditions affecting Rio Tinto.

4    ADDITIONAL INFORMATION

     This Section sets out further information regarding the terms of the Buy-Back, including important information for joint shareholders, trustees and nominees.

4.1   SHARES HELD BY TRUSTEES AND NOMINEES

     Trustees and nominees who hold Shares should inform the beneficial owners of the Shares about the Buy-Back, subject to any legal restrictions in the countries where such beneficial owners are resident, and then aggregate all instructions received from beneficial owners. It is the responsibility of the trustee or nominee to complete an aggregated Tender Form on behalf of all beneficial owners.

     Trustees and nominees, and any other registered holders with Shares held on behalf of a beneficial owner, should be aware that any scale back will be applied on a registered holder basis only. It is the responsibility of the trustee or nominee to aggregate all instructions received from any underlying beneficial owners, and submit one combined Tender Form (if any).

4.2  MARGIN LENDING ARRANGEMENTS

     If you hold Shares under margin lending arrangements or if they are held as security for a loan or as Australian Clearing House Pty Limited collateral, you should ensure that your participation in the Buy-Back is permitted by those margin lending arrangements, the terms and conditions of the particular loan or by the Australian Clearing House Pty Limited.

4.3  SHAREHOLDERS WITH MORE THAN ONE HOLDING OF SHARES

     You will receive a personalised Tender Form for each separate registered holding of Shares. For example, if you hold some Shares in your name and some Shares jointly with your spouse, you will receive two Tender Forms. You may tender Shares into the Buy-Back from any or all of your separate registered holdings provided that you complete a Tender Form for each holding you wish to tender. Any scale back that applies to Shares tendered from more than one of your registered holdings of Shares will be applied to each of those registered holdings as if they were held by different persons.

4.4  JOINT SHAREHOLDERS

     If you hold your Shares jointly with another person (for example, your spouse) and you have an Issuer Sponsored Holding, you must complete and return the Tender Form in accordance with instructions for joint holdings on the Tender Form.

4.5  FOREIGN SHAREHOLDERS

     A shareholder who is an Excluded Foreign Person is not entitled to participate in the Buy-Back. This Buy-Back Invitation is not made to any persons to whom it may not lawfully be made, in particular, it is not made to any Excluded Foreign Persons. Without limiting any other rights Rio Tinto may have, a Tender submitted by an Excluded Foreign Person will not be accepted by Rio Tinto. An Excluded Foreign Person is a person:

     (a) to whom Rio Tinto would be prohibited from paying money pursuant to:

          (i)    Banking (Foreign Exchange) Regulations 1959 (Cth);

          (ii)   Part 4 of the Charter of the United Nations Act 1945
                 (Cth);

          (iii) Charter of the United Nations (Terrorism and Dealings with Assets) Regulations 2002 (Cth);

          (v)    Iraq (Reconstruction and Repeal of Sanctions) Regulations
                 2003; or

          (vi) any other act, rule or regulation prohibiting Rio Tinto from making payments to foreign persons;

     (b) to whom the Buy-Back Invitation may not be lawfully made under the laws of the jurisdiction in which they are resident; or

     (c) whose participation in the Buy-Back is not permitted under the laws of the jurisdiction in which they are resident.

     By submitting a Tender Form, you warrant that you are not an Excluded Foreign Person.

     If you are a shareholder located in the United States, you should be aware that the disclosure requirements regarding the Buy-Back are different from the requirements that would apply if the Buy-Back were for shares of a United States company. Furthermore, it may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws of the United States, since Rio Tinto is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue Rio Tinto or its officers or directors in a foreign court for violations of the US securities laws, and it may be difficult to compel Rio Tinto and its affiliates to subject themselves to a US court's judgment.

4.6 AMERICAN DEPOSITARY RECEIPT HOLDERS

     If you hold American Depositary Receipts (ADRS) representing Shares, you will separately be sent information regarding how to instruct the ADR depositary to tender your shares if you wish to participate in the Buy-Back. If you have any questions, please contact the ADR administrator, using the contact details set out below.

     ADR administrator
     The Bank of New York
     Depository Receipts Division
     101 Barclay Street
     22nd Floor New York, NY 10286

     Telephone: +1 800 507 9357
     Website: www.bankofny.com

4.7  RESTRICTIONS ON TENDER ACCEPTANCES

     Rio Tinto will not accept any Tender which it may not lawfully accept or which, if accepted, would give rise to an illegal or unenforceable Buy-Back Contract or a Buy-Back Contract which Rio Tinto cannot otherwise lawfully perform.

4.8  RESTRICTIONS ON THE PAYMENT OF BUY-BACK PROCEEDS

     Rio Tinto will pay shareholders the Buy-Back Price for each Share that Rio Tinto buys back, unless it is prohibited from doing so. Rio Tinto is currently prohibited from making payments to certain political regimes, terrorist organisations and their sponsors under a number of acts, rules and regulations, including under the Banking (Foreign Exchange) Regulations 1959, the Charter of the United Nations Act 1945, the Charter of the United Nations (Terrorism and Dealings with Assets) Regulations 2002, and the Iraq (Reconstruction and Repeal of Sanctions) Regulations 2003.

4.9 RIGHTS UNDER THIS BUY-BACK INVITATION CANNOT BE TRANSFERRED

     This Buy-Back Invitation is personal to you. You cannot transfer your rights under this Buy-Back Invitation.

4.10 THE EFFECT OF SUBMITTING A TENDER

     A Tender constitutes an offer to sell the tendered Shares to Rio Tinto on the terms and conditions set out in the Buy-Back Documents. A Tender does not, of itself, constitute a binding contract for the sale of the tendered Shares and cannot be enforced against Rio Tinto. Rio Tinto retains the discretion to accept or reject any Tender, and may choose to reject all Tenders.

     Assuming the required shareholder approval is obtained, if Rio Tinto accepts your Tender, a binding Buy-Back Contract is formed between you and Rio Tinto, and you must sell the tendered Shares back to Rio Tinto on the terms and conditions set out in the Buy-Back Documents, including the terms and conditions set out below.

     By submitting a Tender, you:

     - offer to sell to Rio Tinto on the Buy-Back Date the number of Shares nominated for sale in your Tender (adjusted in accordance with the terms and conditions set out in the Buy-Back Documents) at your Tender Discount(s) and/or as a Final Price Tender (subject to any Minimum Price you may have chosen);

     - agree that Rio Tinto's announcement to the ASX on the Buy-Back Date of the Buy-Back Price is effective notice or communication of Rio Tinto's acceptance of those of your Tenders which are submitted at a Tender Discount equal to or greater than the Buy-Back Discount or as a Final Price Tender (adjusted in accordance with the terms and conditions set out in the Buy-Back Documents), which are submitted in accordance with the Buy-Back Documents (or treated by Rio Tinto as being so submitted), where your Minimum Price condition (if you have chosen one) has been satisfied and which are not rejected by Rio Tinto, and is effective notice of Rio Tinto's rejection of any of your Tenders submitted at a Tender Discount less than the Buy-Back Discount or where your Minimum Price condition (if you have chosen one) has not been satisfied and that it is only upon such communication by announcement to the ASX that a contract is formed for the purchase of relevant Shares. You waive any requirement to receive further notice or communication from Rio Tinto of its acceptance or rejection of any Tender submitted by you;

     - warrant to Rio Tinto that you have read and understood the Buy-Back Documents and that at any time you tender your Shares for sale in the Buy-Back, and on the Buy-Back Date, you are the registered holder of the Shares that you have tendered and that they are free from any mortgage, charge, lien or other encumbrance (whether legal or equitable) and from any third party rights and are otherwise able to be sold in the Buy-Back;

     - warrant that you are a person to whom the Buy-Back Invitation may lawfully be made, that you are a person whose participation in the Buy-Back is lawfully permitted and that you are not an Excluded Foreign Person;

     - authorise Rio Tinto (and its officers, agents or contractors) to correct any error in or omission from your Tender Form or your Withdrawal/Amendment Form, and to insert any missing details;

     - undertake not to sell, offer to sell or otherwise transfer Shares to any other person if, as a result, you will at any time after you submit your Tender until the Buy-Back Date hold fewer Shares than the number of Shares you have tendered; and

     - undertake that if you breach any of these covenants, undertakings, agreements or warranties you will indemnify Rio Tinto for all its costs arising from the breach.

     You will be taken to have submitted a Tender when the Registry receives your signed and validly completed Tender Form or, if you have a CHESS Holding, your Tender is processed by your controlling participant through CHESS and is not rejected by CHESS.

4.11 RIO TINTO'S RIGHTS TO ACCEPT OR REJECT TENDERS AND FORMS

     At any time, Rio Tinto may (at its sole discretion):

     - accept or reject any Tender or Tender Form (including any Withdrawal/Amendment Form); and/or

     - accept or reject a Tender not made on the terms and conditions set out in the Buy-Back Documents, or a Tender Form (including any Withdrawal/Amendment Form) not submitted in accordance with the procedures set out in the Buy-Back Documents.

     Rio Tinto may do each of these things in relation to all or some of the Tenders or the Tender Forms (including any Withdrawal/Amendment
     Form) it receives, in its absolute discretion.

4.12 RIO TINTO'S RIGHT TO VARY DATES AND TIMES AND TO CLOSE BUY-BACK

     While Rio Tinto does not anticipate changing any of the dates and times set out in the Buy-Back Documents (including, without limitation, the Closing Date and the Buy-Back Date), it reserves the right to do so by announcement to the ASX. Such an announcement will be taken to amend this booklet (and the other Buy-Back Documents) accordingly.

     Without limiting anything else, Rio Tinto also reserves the right to terminate the Buy-Back at any time prior to the date on which Rio Tinto enters into Buy-Back Contracts to buy back Shares from successful tendering shareholders by making an announcement to the ASX to that effect. In addition, completion of the Buy-Back is subject to shareholder approval (see Section 1.5).

4.13 RIO TINTO'S RIGHT TO ADJUST TENDERS

     If you are entitled to participate, you are entitled to sell into the Buy-Back the lesser of:

     - the number of Shares registered in your name on the Record Date (being Thursday, 24 March 2005) and, in accordance with the Settlement Rules, which confer an entitlement to participate in the Buy-Back; and

     - the number of Shares you hold on the Closing Date, (your "ENTITLED SHARES").

     If you submit one Tender of more than your Entitled Shares and Rio Tinto accepts your Tender, Rio Tinto will only buy back the number of your Entitled Shares.

     If you submit more than one Tender and, in aggregate, you have tendered more than your Entitled Shares, Rio Tinto will only buy back the number of your Entitled Shares by:

     - first acquiring that number of your Entitled Shares as forms part of your Tender with the largest Tender Discount, which is equal to or greater than the Buy-Back Discount or submitted as a Final Price Tender (and, if you have chosen one, where your Minimum Price condition is satisfied); and

     - then acquiring the remaining number of your Entitled Shares from your Tender with the second highest Tender Discount, which is equal to or greater than the Buy-Back Discount or submitted as a Final Price Tender (and, if you have chosen one, where your Minimum Price condition is satisfied) and will repeat this process until all of your Entitled Shares successfully tendered are bought back.

     The provisions set out above are subject to any scale back.

4.14 EMPLOYEE INCENTIVE SCHEMES

     The Buy-Back will involve a buy-back of Shares only. It will not apply to options or conditional awards of shares held by employees and officers of Rio Tinto in accordance with Rio Tinto's employee incentive schemes. However, if options are exercised, or conditional awards are satisfied, the relevant Shares issued or transferred to participants will be, subject to the terms of the Buy-Back, eligible to be bought back under the Buy-Back.

4.15 DIRECTOR PARTICIPATION

     While eligible to participate in the Buy-Back, the Board has determined that the directors, and certain executives involved in implementing the Buy-Back, will not participate in the Buy-Back in respect of Shares held beneficially by them.

4.16 REGULATORY RELIEF

     ASIC RELIEF
     Under section 257D(1)(a) of the Corporations Act, a company is entitled to buy back shares under a selective buy-back (such as the Buy-Back) provided that, amongst other things, the terms of the relevant buy-back agreement are approved by a special resolution passed at a general meeting of the company, with no votes being cast in favour of the resolution by any person whose shares are proposed to be bought back or their associates.

     Shareholders will vote on the Buy-Back at the annual general meetings of Rio Tinto plc and Rio Tinto Limited to be held on 14 April 2005 and 29 April 2005, respectively. Given that at that time it will not be possible to determine whose Shares will be acquired under the Buy-Back, ASIC has granted relief to permit all shareholders in Rio Tinto Limited to vote on the Buy-Back, provided that as currently required by the dual listed companies structure, the Buy-Back is also approved by Rio Tinto plc shareholders.

     FIRB APPROVAL
     Rio Tinto has sought and been granted approval for the Buy-Back from FIRB.

4.17 PRIVACY

     Rio Tinto is carrying out the Buy-Back in accordance with the Corporations Act. The tender process involves the collection of personal information contained in Tender Forms to enable Rio Tinto to process your Tender. If you do not provide this information, Rio Tinto may be hindered in, or prevented from, processing your Tender.

     The personal information collected by Rio Tinto will only be disclosed to the Registry, in their capacity as share registrar of Rio Tinto, to a print and mail service provider, to Rio Tinto's advisers in relation to the Buy-Back and to financial institutions in respect of payments to you in connection with the Buy-Back or as required or authorised by law.

     If you wish to access the personal information collected by Rio Tinto in relation to your shareholding, please write to Rio Tinto, C/- Computershare Investor Services Pty Limited at the mailing address set out in the Tender Form.

5    DEFINITIONS AND INTERPRETATION

5.1  DEFINITIONS

     In the Buy-Back Documents, unless the context otherwise requires:

     ACT means Australian Capital Territory.

     ADR means American Depositary Receipts representing Rio Tinto ordinary shares.

     ASIC means the Australian Securities and Investments Commission.

     ASTC means the ASX Settlement and Transfer Corporation Pty Ltd (ABN 49 008 504 532), the securities clearing house of the ASX.

     ASX means Australian Stock Exchange Limited (ABN 98 008 624 691).

     ASX MARKET RULES means the rules that form part of the operating rules of the ASX for the purposes of the Corporations Act.

     ATO means the Australian Taxation Office.

     BOARD means the Board of Directors of Rio Tinto.

     BUY-BACK means the buy-back of Shares by way of tender as set out in the Buy-Back Documents.

     BUY-BACK CONTRACT means the agreement formed on the Buy-Back Date between you and Rio Tinto if Rio Tinto accepts your Tender.

     BUY-BACK DATE means the date and time Rio Tinto announces to the ASX the Buy-Back Price, the total number of Shares to be bought back and the details of any scale back.

     BUY-BACK DISCOUNT means the discount to be set by Rio Tinto, being the largest discount within the range 8 per cent to 14 per cent
     (inclusive, at 1 per cent intervals) which will enable Rio Tinto to buy back the number of Shares that it determines to buy back.

     BUY-BACK DOCUMENTS means this booklet, the Tender Form and the Withdrawal/Amendment Form.

     BUY-BACK INVITATION means the invitation by Rio Tinto to its eligible shareholders to offer to sell Shares to Rio Tinto as set out in the Buy-Back Documents.

     BUY-BACK PRICE means the price per Share at which Rio Tinto will buy back Shares from Tenders it accepts in the Buy-Back, rounded to the nearest cent. This price is determined by applying the Buy-Back Discount to the Market Price.

     CGT means capital gains tax.

     CHESS means the Clearing House Electronic Subregister System.

     CHESS HOLDER means a holder of Shares on the CHESS subregister of Rio
     Tinto.

     CHESS HOLDING means a holding of Shares on the CHESS subregister of Rio Tinto.

     CLOSING DATE means Friday, 6 May 2005, unless the Board announces a different date.

     CORPORATIONS ACT means the Corporations Act 2001 (Cth), as modified by the relief described in Section 4.16.

     ELIGIBLE SHARES has the meaning given to that term in Section 1.6.

     EXCLUDED FOREIGN PERSON has the meaning given to that term in Section
     4.5.

     EXCLUDED TENDER has the meaning given to that term in Section 1.15.

     FINAL PRICE TENDER means a Tender in which the shareholder elects to receive the Buy-Back Price, whatever Rio Tinto determines it to be.

     FIRB means the Australian Foreign Investment Review Board.

     GAAP means generally accepted accounting principles.

     GROUP or the RIO TINTO GROUP means Rio Tinto and Rio Tinto plc and each of their respective subsidiaries.

     ISSUER SPONSORED HOLDER means a holder of Shares on the issuer sponsored subregister of Rio Tinto.

     ISSUER SPONSORED HOLDING means a holding of Shares on the issuer sponsored subregister of Rio Tinto.

     MARKET PRICE means the VWAP (as defined) of Rio Tinto ordinary shares on the ASX over the five trading days up to and including the Closing Date, calculated to four decimal places, as determined by Rio Tinto.

     MINIMUM PRICE means one of the specified minimum prices on the Tender Form at which a shareholder may elect their Tender to be conditional upon.

     PRIORITY ALLOCATION means 200 Shares or such lesser number of Shares as is required to ensure that Rio Tinto is able to buy back only the number of Shares it determines to buy back.

     RECORD DATE means the date of determination of the shareholders entitled to participate in the Buy-Back, being 24 March 2005.

     REGISTRY means Computershare Investor Services Pty Ltd (ABN 48 078 279
     277).

     RIO TINTO or RIO TINTO LIMITED means Rio Tinto Limited (ABN 96 004 458
     404).

     RIO TINTO PLC means Rio Tinto plc, a company incorporated in England with registered number 719885.

     RIO TINTO SHARE REGISTER means the share register of Rio Tinto maintained by the Registry.

     SETTLEMENT RULES means the settlement rules of the securities clearing house of the ASX (ASTC) or the relevant stock exchange on which your Shares were acquired, as amended from time to time.

     SHARES means fully paid ordinary shares in the capital of Rio Tinto on issue as at the Record Date.

     SMALL HOLDING means a holding of fewer than or equal to 200 fully paid ordinary shares in the capital of Rio Tinto.

     TAX VALUE for the purposes of the Buy-Back means A$40.02 adjusted for the movement in the Rio Tinto plc share price from the close of trading on the London Stock Exchange on 2 February 2005 to the opening of trading on the London Stock Exchange on the Closing Date.

     TENDER means a shareholder's offer to sell nominated Shares back to Rio Tinto at a specified Tender Discount or as a Final Price Tender and on the terms and conditions set out in the Buy-Back Documents as amended in accordance with the procedures set out in this booklet.

     TENDER DISCOUNTS means the range of discounts between 8 per cent and 14 per cent (inclusive, at 1 per cent intervals), as specified in your Tender Form.

     TENDER FORM means the form on which a shareholder is to make an offer to sell their nominated Shares to Rio Tinto under the Buy-Back (and includes a Tender Form amended in accordance with the procedures set out in the Buy-Back Documents). A Tender Form is enclosed with this booklet.

     TENDER PERIOD means the period within which shareholders may lodge, withdraw or amend a Tender in accordance with the Buy-Back Documents.

     THA means Tinto Holdings Australia Pty Limited (ABN 80 004 327 922).

     THA MATCHING BUY-BACK has the meaning given to that term in Section
     1.29.

     VWAP for a share over a period means the volume weighted average price of shares sold on the ASX excluding any transactions defined in the ASX Market Rules as special crossings, crossings prior to the commencement of normal trading, crossings during the closing phase and the after hours adjust phase, any overseas trades or trades pursuant to the exercise of options over shares, and any overnight crossings or other trades that the Board determines to exclude on the basis that the trades are not fairly reflective of natural supply and demand.

     WITHDRAWAL/AMENDMENT FORM means the form (a copy of which is included at the back of this booklet) entitled "Withdrawal/Amendment Form".

     YOU or SHAREHODLER means a holder of Shares in Rio Tinto.

5.2 INTERPRETATION

     In the Buy-Back Documents, unless the context otherwise requires:

     -  the singular includes the plural, and vice versa;

     -  words importing one gender include other genders;

     - other parts of speech and grammatical forms of a word or phrase defined in this document have a corresponding meaning;

     - terms used in the Buy-Back Documents and defined in the Corporations Act have the meanings ascribed to them in the Corporations Act;

     - the meaning of general words is not limited by specific examples introduced by words such as 'including', 'for example' or other similar expressions;

     -  a reference to currency is to Australian dollars; and

     -  a reference to time is to Melbourne time.

     The postal acceptance rule does not apply to Tenders.

     The Buy-Back Invitation, your Tender, and any Buy-Back Contract generally are governed by the laws of Victoria, Australia.

6    EXAMPLES OF TENDER DISCOUNTS AND TENDER FORMS

The following examples of completed Tender Forms are provided for illustrative purposes only. Rio Tinto is not providing any advice as to whether you should tender your Shares, or at what Tender Discount(s). Participation in the Buy-Back is entirely at your discretion. If, after referring to this booklet, you decide to participate in the Buy-Back, please refer to the instructions on the back of your personalised Tender Form when completing it.

If you DO NOT want to participate, you do not need to take any action. The number of Shares you hold will not change as a result of the Buy-Back.

ISSUER SPONSORED HOLDER WITH A SMALL HOLDING TENDERING ONLY AS A FINAL PRICE TENDER (EXAMPLE ONLY)
In the example below, given that the Issuer Sponsored Holder had 200 Shares or less, they were required to tender all of their Shares (190) at one of the specified Tender Discounts or as a Final Price Tender in order to participate in the Buy-Back. The steps taken in completing the Tender Forms were as follows:

                                                                                     This is an example only - please note actual
                                                                                Issuer Sponsored Tender Form is yellow in colour.
                                  ------------------------------------------------------------------------------------------------
                                              RIO                                                                      [ ]
                                             TINTO                      TENDER FORM - ISSUER SPONSORED
                                       RIO TINTO LIMITED                HOLDERS
                                       ABN 96 004 458 404               THIS DOCUMENT IS IMPORTANT. IF YOU DO NOT
                                                                        UNDERSTAND IT PLEASE CONSULT YOUR
                                                                        PROFESSIONAL ADVISER.
                                                                        If you do not wish to participate in the Buy-Back do not
                                                                        return this form.
                                                                        Please refer to the instructions on the back of this form.


                                       --------------
                                        EXAMPLE ONLY
                                       --------------


                                    I/we tender the following           --------------------------------------------------------
                                    Shares to Rio Tinto Limited at      [A]     Shares you can tender as at 24 March 2005
                                    the Tender Discount(s) and/or as            ---------------------------------------------
                                    a Final Price Tender, as specified,                                               190
                                    on the terms and conditions in the          ---------------------------------------------
STEP 1                              Buy-Back Documents:                 --------------------------------------------------------
--------------------------------o   ----------------------------------------------------------------------------------------------
The number of Shares (190)          [B]  Insert the number of Shares     [ ][ ][ ][ ][ ][1][9][0]    as a FINAL PRICE TENDER
tendered as a Final Price                (if any) you wish to tender
Tender was noted at Box B.               as a Final Price Tender.
                                   ----------------------------------------------------------------------------------------------
                                    [C]  Insert the number of Shares     [ ][ ][ ][ ][ ][ ][ ][ ]    at a [ 14% ] Tender Discount
                                         (if any) you wish to tender     ------------------------
                                         next to the Tender Discount(s)  [ ][ ][ ][ ][ ][ ][ ][ ]    at a [ 13% ] Tender Discount
                                         at which you wish to tender     ------------------------
                                         those Shares.                   [ ][ ][ ][ ][ ][ ][ ][ ]    at a [ 12% ] Tender Discount
                                                                         ------------------------
                                                                         [ ][ ][ ][ ][ ][ ][ ][ ]    at a [ 11% ] Tender Discount
STEP 2                                                                   ------------------------
--------------------------------o   ---------------------------------    [ ][ ][ ][ ][ ][ ][ ][ ]    at a [ 10% ] Tender Discount
The total number of Shares          [D]  TOTAL NUMBER OF SHARES          ------------------------
(190) tendered was noted at              TENDERED                        [ ][ ][ ][ ][ ][ ][ ][ ]    at a [  9% ] Tender Discount
Box D.                                   Add up the rows in Boxes B      ------------------------
                                         and C and write that number     [ ][ ][ ][ ][ ][ ][ ][ ]    at a [  8% ] Tender Discount
                                         in this Box D.                  --------------------------------------------------------
                                         THE NUMBER OF SHARES IN THIS
                                         BOX D MUST NOT BE MORE THAN
                                         THE NUMBER IN BOX A.
                                        ------------------------
                                        [ ][ ][ ][ ][ ][1][9][0]
                                        ------------------------
STEP 3                             ----------------------------------------------------------------------------------------------
--------------------------------o   [E]  Contact Details - Please provide your contact details in case we need to speak to you
The shareholder has inserted                               about your Tender:
their contact details at Box E.
                                         Sample Customer                 (03) 7777 7777              29/04/05
                                         ----------------------          ------------------------    ----------
                                         CONTACT NAME                    CONTACT DAYTIME TELEPHONE   DATE
STEP 4                             ----------------------------------------------------------------------------------------------
--------------------------------o   [F]  Please sign within the appropriate boxes below in accordance with the instructions
The shareholder signed at                overleaf.
Box F and the completed and              INDIVIDUAL OR JOINT
signed Tender Form was then              SHAREHOLDER 1                   JOINT SHAREHOLDER 2         JOINT SHAREHOLDER 3
mailed, faxed or delivered to            -------------------------       ------------------------    --------------------------
the Registry.                             [  S. Customer        ]         [                    ]      [                      ]
                                         -------------------------       ------------------------    --------------------------
                                         SOLE DIRECTOR AND SOLE          DIRECTOR/COMPANY            DIRECTOR
                                         COMPANY SECRETARY               SECRETARY
                                   ----------------------------------------------------------------------------------------------
                                    [G]  THIS SECTION IS OPTIONAL - EITHER LEAVE IT BLANK OR TICK ONE MINIMUM PRICE ONLY:  You
                                         should only tick a Minimum Price if you wish to make your Tender conditional on the
                                         Buy-Back Price being no less than one of the following prices.  You will not receive less than the Minimum Price you tick for your Shares, however, your Shares will not be bought back if the Minimum Price you tick is higher than the Buy-Back Price.
                                         [ ]  A$30.00      [ ]  A$32.50    [ ]  A$35.00    [ ]  A$37.50   [ ]  A$40.00
                                   ----------------------------------------------------------------------------------------------

                                            TENDER FORMS MUST BE RECEIVED BY 9PM (MELBOURNE TIME) ON FRIDAY 6 MAY 2005

                                     [ ] RIO                                                                                 +
                                   ----------------------------------------------------------------------------------------------


----------------------------------------------------

ISSUER SPONSORED HOLDER TENDERING AT A 14 PER CENT TENDER DISCOUNT AND WITH A MINIMUM PRICE CONDITION (EXAMPLE ONLY)
In the example below, an Issuer Sponsored Holder has elected to tender part of their holding (2000 shares) at a 14 per cent Tender Discount and with a Minimum Price condition of A$32.50. The steps taken in completing the Tender Form were as follows:

                                                                                     This is an example only - please note actual
                                                                                Issuer Sponsored Tender Form is yellow in colour.
                                  ------------------------------------------------------------------------------------------------
                                              RIO                                                                      [ ]
                                             TINTO                      TENDER FORM - ISSUER SPONSORED
                                       RIO TINTO LIMITED                HOLDERS
                                       ABN 96 004 458 404               THIS DOCUMENT IS IMPORTANT. IF YOU DO NOT
                                                                        UNDERSTAND IT PLEASE CONSULT YOUR
                                                                        PROFESSIONAL ADVISER.
                                                                        If you do not wish to participate in the Buy-Back do not
                                                                        return this form.
                                                                        Please refer to the instructions on the back of this form


                                       --------------
                                        EXAMPLE ONLY
                                       --------------

                                    I/we tender the following            --------------------------------------------------------
                                    Shares to Rio Tinto Limited at       [A]     Shares you can tender as at 24 March 2005
                                    the Tender Discount(s) and/or as             ---------------------------------------------
                                    a Final Price Tender, as specified,                                               5000
                                    on the terms and conditions in the           ---------------------------------------------
                                    Buy-Back Documents:                  --------------------------------------------------------
                                   ----------------------------------------------------------------------------------------------
                                    [B]  Insert the number of Shares     [ ][ ][ ][ ][ ][ ][ ][ ]    as a FINAL PRICE TENDER
                                         (if any) you wish to tender
                                         as a Final Price Tender.
STEP 1
--------------------------------o  ----------------------------------------------------------------------------------------------
The number of Shares (2000)         [C]  Insert the number of Shares     [ ][ ][ ][ ][2][0][0][0]    at a [ 14% ] Tender Discount
tendered at a 14 per cent                (if any) you wish to tender     ------------------------
Tender Discount was noted                next to the Tender Discount(s)  [ ][ ][ ][ ][ ][ ][ ][ ]    at a [ 13% ] Tender Discount
at Box C.                                at which you wish to tender     ------------------------
                                         those Shares.                   [ ][ ][ ][ ][ ][ ][ ][ ]    at a [ 12% ] Tender Discount
                                                                         ------------------------
                                                                         [ ][ ][ ][ ][ ][ ][ ][ ]    at a [ 11% ] Tender Discount
STEP 2                                                                   ------------------------
--------------------------------o                                        [ ][ ][ ][ ][ ][ ][ ][ ]    at a [ 10% ] Tender Discount
The total number of Shares          [D]  TOTAL NUMBER OF SHARES          ------------------------
(2000) tendered was noted at             TENDERED                        [ ][ ][ ][ ][ ][ ][ ][ ]    at a [  9% ] Tender Discount
Box D.                                   Add up the rows in Boxes B      ------------------------
                                         and C and write that number     [ ][ ][ ][ ][ ][ ][ ][ ]    at a [  8% ] Tender Discount
                                         in this Box D.                  --------------------------------------------------------
                                         THE NUMBER OF SHARES IN THIS
                                         BOX D MUST NOT BE MORE THAN
                                         THE NUMBER IN BOX A.
                                        ------------------------
                                        [ ][ ][ ][ ][2][0][0][0]
                                        ------------------------
STEP 3                             ----------------------------------------------------------------------------------------------
--------------------------------o   [E]  Contact Details - Please provide your contact details in case we need to speak to you
The shareholder has inserted                               about your Tender:
their contact details at Box E.
                                         Sample Customer                 (03) 7777 7777              29/04/05
                                         ----------------------          ------------------------    ----------
                                         CONTACT NAME                    CONTACT DAYTIME TELEPHONE   DATE
STEP 4                             ----------------------------------------------------------------------------------------------
--------------------------------o   [F]  Please sign within the appropriate boxes below in accordance with the instructions
The shareholder signed at                overleaf.
Box F.                                   INDIVIDUAL OR JOINT
                                         SHAREHOLDER 1                   JOINT SHAREHOLDER 2         JOINT SHAREHOLDER 3
                                         -------------------------       ------------------------    --------------------------
                                          [  S. Customer        ]         [                    ]      [                      ]
                                         -------------------------       ------------------------    --------------------------
                                         SOLE DIRECTOR AND SOLE          DIRECTOR/COMPANY            DIRECTOR
                                         COMPANY SECRETARY               SECRETARY
STEP 5                             ----------------------------------------------------------------------------------------------
--------------------------------o   [G]  THIS SECTION IS OPTIONAL - EITHER LEAVE IT BLANK OR TICK ONE MINIMUM PRICE ONLY:  You
The shareholder chose the                should only tick a Minimum Price if you wish to make your Tender conditional on the
option of selecting a                    Buy-Back Price being no less than one of the following prices.  You will not receive
Minimum Price of A$32.50                 less than the Minimum Price you tick for your Shares, however, your Shares will not be
as a condition of their                  bought back if the Minimum Price you tick is higher than the Buy-Back Price.
Tender at Box G. The
completed Tender Form
was then mailed, faxed or
delivered to the Registry.
                                         [ ]  A$30.00      [X]  A$32.50    [ ]  A$35.00    [ ]  A$37.50   [ ]  A$40.00
                                   ----------------------------------------------------------------------------------------------

                                            TENDER FORMS MUST BE RECEIVED BY 9PM (MELBOURNE TIME) ON FRIDAY 6 MAY 2005

                                     [ ] RIO                                                                                 +
                                   ----------------------------------------------------------------------------------------------


CHESS HOLDER TENDERING AT BOTH SPECIFIED TENDER DISCOUNTS AND AS A FINAL PRICE TENDER (EXAMPLE ONLY)
In the example below, a CHESS Holder has elected to tender their entire holding at a combination of Tender Discounts and as a Final Price Tender. The steps taken in completing the Tender Form were as follows:

                                                                                     This is an example only - please note actual
                                                                                    CHESS Holder Tender Form is red in colour.
                                  ------------------------------------------------------------------------------------------------
                                              RIO                                                                      [ ]
                                             TINTO                      TENDER FORM - CHESS HOLDERS
                                       RIO TINTO LIMITED
                                       ABN 96 004 458 404               THIS DOCUMENT IS IMPORTANT. IF YOU DO NOT
                                                                        UNDERSTAND IT PLEASE CONSULT YOUR
                                                                        PROFESSIONAL ADVISER.
                                                                        If you wish to participate in the Buy-Back, you must
                                                                        give your tender instructions to your controlling
                                                                        participant (normally your broker).
                                                                        Do NOT return this form to the Registry.
                                                                        Please refer to the instructions on the back of this form.
                                                                        Controlling CHESS participant at 24 March 2005


                                       --------------
                                        EXAMPLE ONLY
                                       --------------


                                    I/we tender the following            --------------------------------------------------------
                                    Shares to Rio Tinto Limited at       [A]     Shares you can tender as at 24 March 2005
                                    the Tender Discount(s) and/or as             ---------------------------------------------
                                    a Final Price Tender, as specified,                                               5000
                                    on the terms and conditions in the           ---------------------------------------------
STEP 1                              Buy-Back Documents:                  --------------------------------------------------------
-------------------------------o   ----------------------------------------------------------------------------------------------
The number of Shares                [B]  Insert the number of Shares     [ ][ ][ ][ ][1][0][0][0]    as a FINAL PRICE TENDER
tendered as a Final Price                (if any) you wish to tender
Tender (1000) was noted                  as a Final Price Tender.
at Box B.

STEP 2
--------------------------------o   ----------------------------------------------------------------------------------------------
The total number of Shares          [C]  Insert the number of Shares    [ ][ ][ ][ ][1][5][0][0]    at a [ 14% ] Tender Discount
tendered at the various tender           (if any) you wish to tender    ------------------------
Discounts was noted at Box C.            next to the Tender Discount(s) [ ][ ][ ][ ][ ][ ][ ][ ]    at a [ 13% ] Tender Discount
                                         at which you wish to tender    ------------------------
                                         those Shares.                  [ ][ ][ ][ ][ ][ ][ ][ ]    at a [ 12% ] Tender Discount
                                                                        ------------------------
                                                                        [ ][ ][ ][ ][1][5][0][0]    at a [ 11% ] Tender Discount
                                                                        ------------------------
                                                                        [ ][ ][ ][ ][ ][ ][ ][ ]    at a [ 10% ] Tender Discount
STEP 3                              [D]  TOTAL NUMBER OF SHARES         ------------------------
--------------------------------o        TENDERED                       [ ][ ][ ][ ][ ][ ][ ][ ]    at a [  9% ] Tender Discount
The total number of Shares               Add up the rows in Boxes B     ------------------------
tendered (1000 + 1500 +                  and C and write that number    [ ][ ][ ][ ][1][0][0][0]    at a [  8% ] Tender Discount
1500 + 1000 = 5000) was                  in this Box D.                 ----------------------------------------------------------
noted at Box D.                          THE NUMBER OF SHARES IN THIS
                                         BOX D MUST NOT BE MORE THAN
                                         THE NUMBER IN BOX A.
                                         ------------------------
                                         [5][0][0][0][ ][ ][ ][ ]
                                         ------------------------
STEP 4                             ----------------------------------------------------------------------------------------------
--------------------------------o   [E]  Contact Details - Please provide your contact details in case we need to speak to you
The shareholder inserted their                             about your Tender:
contact details at Box E.
                                         Sample Customer                 (03) 7777 7777              29/04/05
                                         ----------------------          ------------------------    ----------
                                         CONTACT NAME                    CONTACT DAYTIME TELEPHONE   DATE
STEP 5                             ----------------------------------------------------------------------------------------------
--------------------------------o   [F]  Please sign within the appropriate boxes below in accordance with the instructions
The shareholder signed at                overleaf.
Box F and then communicated              INDIVIDUAL OR JOINT
their instructions to their              SHAREHOLDER 1                   JOINT SHAREHOLDER 2         JOINT SHAREHOLDER 3
controlling CHESS participant.           -------------------------       ------------------------    --------------------------
                                          [  S. Customer        ]         [                    ]      [                      ]
                                         -------------------------       ------------------------    --------------------------
                                         SOLE DIRECTOR AND SOLE          DIRECTOR/COMPANY            DIRECTOR
                                         COMPANY SECRETARY               SECRETARY
                                   ----------------------------------------------------------------------------------------------
DO NOT SEND YOUR CHESS              [G]  THIS SECTION IS OPTIONAL - EITHER LEAVE IT BLANK OR TICK ONE MINIMUM PRICE ONLY:  You
HOLDER TENDER FORM TO THE                should only tick a Minimum Price if you wish to make your Tender conditional on the
REGISTRY.                                Buy-Back Price being no less than one of the following prices.  You will not receive less than the Minimum Price you tick for your Shares, however, your Shares will not be bought back if the Minimum Price you tick is higher than the Buy-Back Price.
                                         [ ]  A$30.00      [ ]  A$32.50    [ ]  A$35.00    [ ]  A$37.50   [ ]  A$40.00
                                   ----------------------------------------------------------------------------------------------

                                            TENDER FORMS MUST BE SENT TO YOUR CONTROLLING PARTICIPANT WITHIN SUFFICIENT TIME
                                                  TO ENABLE PROCESSING BY 9PM (MELBOURNE TIME) ON FRIDAY 6 MAY 2005

                                     [ ] RIO                                                                                 +
                                   ----------------------------------------------------------------------------------------------

          RIO                                    WITHDRAWAL/AMENDMENT FORM
         TINTO
    RIO TINTO LIMITED                            THIS DOCUMENT IS IMPORTANT.  IF YOU DO NOT
   ABN 96 004 458 404                            UNDERSTAND IT PLEASE CONSULT YOUR PROFESSIONAL
                                                 ADVISER.  YOU SHOULD ONLY COMPLETE THIS FORM IF
                                                 YOU WISH TO WITHDRAW OR AMEND A PREVIOUSLY
Please insert your Name and Address details      SUBMITTED TENDER FORM.
                                                 PLEASE REFER TO THE INSTRUCTIONS ON THE BACK OF THIS FORM.
-------------------------------------------      ---------------------------------------------------------

-------------------------------------------      Tick one (only): One box must be selected.

-------------------------------------------      [ ] WITHDRAWAL: I/We withdraw my/our previous
                                                     Tender(s) on the conditions in the Buy-Back
-------------------------------------------          Documents (complete Box F).

-------------------------------------------       or

Please insert your Security Holder Reference     [ ] AMENDMENT: I/We withdraw my/our previous
Number (SRN) or Holder Identification                Tender(s) on the conditions in the Buy-Back
Number (HIN)                                         Documents and wish to submit a replacement
-------------------------------------------          Tender(s) as set out below
 [                                       ]           (complete Boxes A to G).
-------------------------------------------


 I/we tender the following                       --------------------------------------------------------
 shares to Rio Tinto Limited at                  [A]     Shares you can tender as at 24 March 2005
 the Tender Discount(s) and/or as                        ---------------------------------------------
 a Final Price Tender, as specified,
 on the terms and conditions in the                      ---------------------------------------------
 Buy-Back Documents:                             --------------------------------------------------------
 ----------------------------------------------------------------------------------------------
 [B]  Insert the number of Shares     [ ][ ][ ][ ][ ][ ][ ][ ]    as a FINAL PRICE TENDER
      (if any) you wish to tender
      as a Final Price Tender.

----------------------------------------------------------------------------------------------
 [C]  Insert the number of Shares     [ ][ ][ ][ ][ ][ ][ ][ ]    at a [ 14% ] Tender Discount
      (if any) you wish to tender     ------------------------
      next to the Tender Discount(s)  [ ][ ][ ][ ][ ][ ][ ][ ]    at a [ 13% ] Tender Discount
      at which you wish to tender     ------------------------
      those Shares.                   [ ][ ][ ][ ][ ][ ][ ][ ]    at a [ 12% ] Tender Discount
                                      ------------------------
                                      [ ][ ][ ][ ][ ][ ][ ][ ]    at a [ 11% ] Tender Discount
                                      ------------------------
                                      [ ][ ][ ][ ][ ][ ][ ][ ]    at a [ 10% ] Tender Discount
 [D]  TOTAL NUMBER OF SHARES          ------------------------
      TENDERED                        [ ][ ][ ][ ][ ][ ][ ][ ]    at a [  9% ] Tender Discount
      Add up the rows in Boxes B      ------------------------
      and C and write that number     [ ][ ][ ][ ][ ][ ][ ][ ]    at a [  8% ] Tender Discount
      in this Box D.                  --------------------------------------------------------
      THE NUMBER OF SHARES IN THIS
      BOX D MUST NOT BE MORE THAN
      THE NUMBER IN BOX A.
     ------------------------
     [ ][ ][ ][ ][ ][ ][ ][ ]
     ------------------------
----------------------------------------------------------------------------------------------
 [E]  Contact details - Please provide your contact details in case we need to speak to you about your Tender:


      ----------------------          ------------------------    ----------
      CONTACT NAME                    CONTACT DAYTIME TELEPHONE   DATE
----------------------------------------------------------------------------------------------
 [F]  Please sign within the appropriate boxes below in accordance with the instructions overleaf.
      INDIVIDUAL OR JOINT
      SHAREHOLDER 1                   JOINT SHAREHOLDER 2         JOINT SHAREHOLDER 3
      -------------------------       ------------------------    --------------------------
       [                     ]         [                    ]      [                      ]
      -------------------------       ------------------------    --------------------------
      SOLE DIRECTOR AND SOLE          DIRECTOR/COMPANY            DIRECTOR
      COMPANY SECRETARY               SECRETARY
----------------------------------------------------------------------------------------------
 [G]  THIS SECTION IS OPTIONAL - EITHER LEAVE IT BLANK OR TICK ONE MINIMUM PRICE ONLY:  You
      should only tick a Minimum Price if you wish to make your Tender conditional on the
      Buy-Back Price being no less than one of the following prices.  You will not receive less than the Minimum Price you tick for your Shares, however, your Shares will not be bought back if the Minimum Price you tick is higher than the Buy-Back Price.

      [ ]  A$30.00      [ ]  A$32.50    [ ]  A$35.00    [ ]  A$37.50   [ ]  A$40.00
----------------------------------------------------------------------------------------------

    WITHDRAWAL/AMENDMENT FORMS MUST BE RECEIVED BY 9PM (MELBOURNE TIME) ON FRIDAY 6 MAY 2005

  [ ] RIO                                                                                 +
----------------------------------------------------------------------------------------------


RIO TINTO LIMITED
ABN 96 004 458 404

WITHDRAWING OR AMENDING YOUR TENDER(S)
Shareholders who have offered their Shares into the Buy-Back and who now wish to either withdraw or amend their Tender(s) must lodge this Withdrawal/Amendment Form.

HOW TO COMPLETE THE WITHDRAWAL/AMENDMENT FORM
The instructions below are cross-referenced to the relevant section of this form. PLEASE USE BLACK INK ONLY.

MARK ONLY ONE OF THE TWO BOXES


  WITHDRAWAL- Tick the "WITHDRAWAL"   OR      AMENDMENT - Tick the "AMENDMENT"
  Box if you wish to withdraw your            Box if you wish to amend your
  previous Tender(s) and you do not           previous Tender(s) and submit a
  wish to submit a new replacement            new replacement Tender(s).
  Tender(s). PLEASE COMPLETE BOX F.           PLEASE COMPLETE BOX A THROUGH TO
                                              BOX G.
-------------------------------------------------------------------------------
[A] You should insert the total number of Shares registered in your name as at 24 March 2005 that confer an entitlement to participate in the
    Buy-Back. If you wish to participate in the Buy-Back you can offer to sell up to all of this number of Shares to Rio Tinto Limited (though shareholders with a Small Holding should refer to the instructions for
    Box D below). If you need to check the total number of Shares you may tender into the Buy-Back, please call the Buy-Back enquiry line on 1300
    657 022 (from within Australia) or +61 3 9415 4137 (from outside
    Australia).
-------------------------------------------------------------------------------
[B] FINAL PRICE TENDER             [C] TENDER DISCOUNT
    Insert the number of Shares        Insert the number of Shares (if any) you
    (if any) you wish to tender        wish to tender at the specified Tender
    as a Final Price Tender.  AND/OR   Discount. You may offer to sell parcels
                                       of Shares at up to 7 different specified
                                       discounts (though shareholders with a
                                       small Holding should refer to the
                                       instructions for Box D below). Each
                                       parcel is a separate Tender.
-------------------------------------------------------------------------------
[D] After indicating the number of Shares you wish to tender as a Final Price
    Tender and/or at a specified Tender Discount(s), you need to add up the number of Shares in Boxes B and C and write the total in Box D.
    NOTE THAT THE NUMBER OF SHARES IN BOX D MUST NOT BE MORE THAN THE
    NUMBER OF SHARES IN BOX A.
    If the number of Shares in Box D is more than the number of Shares in
    Box A, you will be deemed to have offered only the number of Shares shown in Box A and, if applicable, your Tender will be adjusted in the manner set out in Section 4.13 of the Buy-Back Booklet.
    IF YOU HOLD 200 SHARES OR LESS (ie. a Small Holding), you may only submit one Tender in respect of all of your Shares and such a Tender must be at one of the specified Tender Discounts or as a Final Price Tender.
    IF YOU HOLD MORE THAN 200 SHARES, you may tender different parcels of Shares you wish to sell at one or more Tender Discounts and/or as a
    Final Price Tender.
-------------------------------------------------------------------------------
[E] Please provide your contact details in the event that we need to speak to you about your Tender.
-------------------------------------------------------------------------------
[F] You must sign this form in Box F. By signing and returning this Withdrawal/Amendment Form, you acknowledge that you have read and understood the Buy-Back Documents and agree to the terms and conditions set out in the Buy-Back Documents (including the warranties, authorisations and undertakings set out in Section 4.10 of the Buy-Back Booklet).

    INDIVIDUAL HOLDERS         Where a holding is in one name, the registered
                               shareholder must sign.

    JOINT HOLDERS              All holders must sign.

    UNDER POWER OF ATTORNEY    If not already noted by the Registry, an
                               originally certified copy of the power of attorney must be sent to the Registry. Where this form is signed under power of attorney, the attorney declares that the attorney has no notice of revocation of the power or the death of the donor of the power.

    DECEASED ESTATE            All executors should sign and, if not already
                               noted by the Registry, an originally
                               certified copy of Probate or Letters of
                               Administration must be sent to the Registry.

    COMPANY This form must be signed by 2 directors, a director and company secretary or, in the case of a company with a sole director who
                               is also the sole company secretary, the sole
                               director.
-------------------------------------------------------------------------------
[G] THIS SECTION IS OPTIONAL: You should only tick a Minimum Price if you wish to make your Tender conditional on the Buy-Back Price being no less than one of the specified prices. You will not receive less than the Minimum Price you tick for your Shares, however, if the Minimum
    Price tick is higher than you the Buy-Back Price your Shares will not be bought back. IF YOU COMPLETE BOX G, YOU MUST ALSO COMPLETE BOX B OR
    BOX C.
-------------------------------------------------------------------------------
PAYMENT FOR SHARES BOUGHT BACK
Rio Tinto Limited intends to despatch payment for Shares bought back by no later than 17 May 2005.

SUBMITTING YOUR WITHDRAWAL/AMENDMENT FORM
The way you submit your withdrawal or amendment of your Tender will depend on the type of holding you have.

ISSUER SPONSORED HOLDINGS               CHESS HOLDINGS
If you have an Issuer Sponsored         If you have a CHESS Holding, you will
Holding, send, fax or hand deliver      need to contact your controlling
your completed Withdrawal/Amendment     participant (usually your broker)
Form TO ENSURE IT WILL BE RECEIVED      WITHIN SUFFICIENT TIME TO ENABLE YOUR
BY NO LATER THAN 9PM (MELBOURNE         CONTROLLING PARTICIPANT TO PROCESS
TIME) ON FRIDAY, 6 MAY 2005 AT:         YOUR WITHDRAWAL/AMENDMENT FORM BY NO
                                        LATER THAN 9PM (MELBOURNE TIME) ON
                                        FRIDAY, 6 MAY 2005.  Do not send your
                                        Withdrawal/Amendment Form to the Rio
                                        Tinto Limited Share Registry.

IF SENDING BY MAIL                    IF DELIVERING IN PERSON
Rio Tinto Limited Buy-Back            Rio Tinto Limited Buy-Back
C/o Computershare Investor Services   C/o Computershare Investor Services
Pty Limited                           Pty Limited
GPO Box 52                            Yarra Falls
MELBOURNE VIC 8060                    452 Johnston Street
AUSTRALIA                             ABBOTSFORD VIC 3067
                                      AUSTRALIA
IF SENDING BY FACSIMILE
Rio Tinto Limited Buy-Back
+61 3 9473 2472

  THIS WITHDRAWAL/AMENDMENT FORM RELATES TO THE RIO TINTO LIMITED BUY-BACK BOOKLET DATED 4 APRIL 2005 AND SHOULD BE READ IN CONJUNCTION WITH THAT BOOKLET.
DEFINED TERMS IN THAT BOOKLET HAVE THE SAME MEANING IN THIS FORM.
IF YOU REQUIRE FURTHER INFORMATION ON HOW TO COMPLETE THIS FORM PLEASE
    CONTACT THE RIO TINTO LIMITED BUY-BACK ENQUIRY LINE ON 1300 657 022
         (WITHIN AUSTRALIA) OR +61 3 9415 4137 (OUTSIDE AUSTRALIA).

[ ]                                                                         +

                             --------------------------------------------------

Financial Advisor          Legal and Taxation Advisor

[GRAPHIC OMITTED]    Investment    Allens Arthur Robinson
                     Bank

                              [RIO TINTO LOGO]

TO THE HOLDERS OF AMERICAN DEPOSITARY SHARES ("ADSS"), (AS EVIDENCED BY AMERICAN DEPOSITARY RECEIPTS ("ADRS")) EACH ADS REPRESENTING FOUR ORDINARY SHARES OF RIO TINTO LIMITED ("RIO TINTO"):

Rio Tinto has notified The Bank of New York, as Depositary (the "Depository") for the ADSs, that it is conducting an off market buy-back of around A$400-A$500 million worth of Rio Tinto's ordinary shares (although the ultimate size of the buy-back will depend on shareholder demand and prevailing market conditions) ("Buy-Back") in which holders of ADSs are entitled to participate. Rio Tinto has appointed The Bank of New York as tender agent (the "Tender Agent") for the Buy-Back with respect to ADSs only. Participation in the Buy-Back is optional.

The Buy-Back is described in detail in the attached Buy-Back Booklet. This letter and the enclosed Tender Form describe how holders of ADSs may participate in the Buy-Back. ADS holders are encouraged to read this letter, the Buy-Back Booklet and the enclosed Tender Form carefully and, if in doubt as to any action that should be taken, consult with their financial advisor. In particular, the tax implications of participating in the Buy-Back may differ depending on the particular circumstances of an ADS holder. ADS holders are advised to seek their own tax advice to take into account their particular circumstances.

ADS holders should note that the provisions applicable to shareholders with 200 shares or less described in the Buy-Back Booklet are not applicable to holdings of 50 ADSs or less. That is, holders of 50 ADSs or less are not obliged to tender their ADSs in one parcel, nor will they be treated differently from other ADS holders should Rio Tinto adopt a scale back mechanism in relation to the Buy-Back. ADS holders should also note that all examples in the Buy-Back Booklet are in respect of Rio Tinto ordinary shares rather than ADSs.

As described in Section 4.1 of the Buy-Back Booklet, ADS holders should also note that the terms of the Buy-Back apply to the registered holders of Rio Tinto ordinary shares. There is no actual buy-back of ADSs but rather, by completing the attached Tender Form and delivering it to the Tender Agent, ADS holders give instructions for the tender of the underlying Rio Tinto ordinary shares. However, for ease of reference, the term 'tender' or 'sale' of ADSs is used in this letter and the enclosed Tender Form and Withdrawal/Amendment Form. In the case of the ADSs, the registered holder of the shares evidenced by the ADSs is the Depositary's custodian. The custodian will be required to aggregate all instructions it receives in accordance with Section 4.1 of the Buy-Back Booklet. As a consequence, the Priority Allocation and Excluded Tender provisions described in Section
1.15 of the Buy-Back Booklet will not apply to ADS holders.

ELIGIBILITY

In order to participate, you must follow the instructions regarding participation described in the attached Buy-Back Booklet and below. Please note that the Buy-Back record date of March 24, 2005 (the "Record Date"), has been established to determine the shareholders entitled to participate in the buy-back. ADS holders will be entitled to participate in the Buy-Back only if they acquired their ADSs before the Record Date.


IMPORTANT DATES

Monday, April 18, 2005                   Tender Period opens

Friday, April 29, 2005                   Rio Tinto Limited Annual General
                                         Meeting

Wednesday, May 4, 2005at 5:00pm          Date by which the Tender Agent must
(NEW YORK CITY TIME)                     receive your instructions to tender
                                         ADSs in the Buy-Back

No later than Tuesday, May 10, 2005      Announcement of the Buy-Back Price and
                                         scale back (if any)

No later than Tuesday, May 17, 2005      Dispatch of Buy-Back proceeds to
                                         participating shareholders completed
                                         by Rio Tinto. (Proceeds are
                                         subsequently sent to the Depositary's
                                         custodian.)

Unless otherwise specified, all references are to Melbourne, Australia time.

Rio Tinto Limited 55 Collins Street Melbourne 3000 Australia (ABN 96 004 458 404)
           Postal Address: GPO Box 384D Melbourne 3001 Australia
                Telephone (03) 9283 3333 Fax (03) 9283 3707

Rio Tinto does not anticipate changing any of these dates. However, it reserves the right to vary them by announcement to the Australian Stock Exchange (ASX). In particular, the Rio Tinto Board reserves the right to terminate the Buy-Back at any time prior to the date on which Rio Tinto enters Buy-Back Contracts to buy back Shares from successful tendering shareholders by making an announcement to the ASX to that effect. In addition, completion of the Buy-Back is subject to shareholder approval.

PROCESS

Enclosed is a Tender Form for ADS holders, which, if you wish to participate in the Buy-Back, must be properly executed and delivered to the Tender Agent on or before 5:00 p.m. (New York City time) on Wednesday, May 4, 2005. If no Tender Form is received, or if a Tender Form is not properly completed or received in a timely manner, the Tender Agent will assume the holders of those ADSs have elected not to participate in the Buy-Back.

If you wish to participate in the Buy-Back, you are required to indicate on the Tender Form the number of ADSs you wish to tender, along with your Tender Discount for those ADSs. The Tender Discount of ADSs must be within the range of discounts between 8 per cent and 14 per cent (inclusive at 1 per cent intervals) to the Market Price (see Section 1.10 of the Buy-Back Booklet), or alternatively you may submit a Final Price Tender which indicates you are willing to sell your ADSs at four times the Buy-Back Price for the Rio Tinto shares, whatever the Buy-Back Price is determined to be under the tender process. Also, the Buy-Back Price for Rio Tinto shares will not exceed the Tax Value, as described further in Section 2.1 of the Buy-Back Booklet. Accordingly, the price per ADS will not exceed four times the Tax Value. We recommend you review Sections 1.9 and 1.27 in the Buy-Back Booklet regarding Tender Discount while making these determinations. The Buy-Back Price may be lower than the price at which you may be able to sell your ADSs on market through the over-the-counter market in New York.

If you wish to withdraw the tender of your ADSs or amend the number or tender price of the ADSs tendered, please complete the Withdrawal/Amendment Form for ADS Holders, which is also enclosed. The effect of amending your tenders by submitting a Withdrawal/Amendment Form for ADS Holders with the Withdrawal box checked will be to withdraw all of your tenders. The effect of checking the Amendment box will be to withdraw all of your tenders and replace them with the tenders detailed on the Withdrawal/ Amendment Form for ADS Holders.

If you are the registered holder of ADSs, but not the beneficial owner of them (i.e., you are a nominee, custodian or other intermediary), please make this information available to the beneficial owners immediately.

If you have any general questions regarding the Buy-Back, please call the Rio Tinto Buy-Back enquiry line on 011 61 39415 4137. If you have any questions regarding tendering ADSs in the Buy-Back, please call the Bank of New York shareholder line on 1 800 507 9357. You can also access a copy of the Buy-Back Booklet, the enclosed ADS Tender and ADS Withdrawal/Amendment Forms, this letter, and other information regarding Rio Tinto on Rio Tinto's website at www.riotinto.com

Rio Tinto Limited

Dated: April 14, 2005


Enclosures:

Tender Form - ADS Holders
Withdrawal/Amendment Form - ADS Holders

TENDER FORM  - ADS HOLDERS               Rio Tinto Limited (ABN 96 004 458 404)
-------------------------------------------------------------------------------
    THIS DOCUMENT IS IMPORTANT. IF YOU DO NOT UNDERSTAND IT, YOU SHOULD
             CONSULT YOUR PROFESSIONAL ADVISER WITHOUT DELAY.
-------------------------------------------------------------------------------

    ---------------------------------------------------------------------------
[A] Holder details (please print in CAPITAL LETTERS in black ink)

    Registered Name:.........................................................

    Registered Address:......................................................

    Insert the total number of ADSs that are registered
    in your name:............................................................
    ---------------------------------------------------------------------------

PRICE PER ADS TO BE TENDERED BY THE BANK OF NEW YORK INTO THE BUY-BACK

YOU SHOULD REFER TO THE INSTRUCTIONS ON THE REVERSE OF THIS FORM BEFORE COMPLETING THIS FORM

I/we instruct The Bank of New York to offer to sell the Shares represented by the following ADSs to Rio Tinto Limited at Rio Tinto Limited at the Tender Discount(s) and/or as a Final Price Tender, as specified, on the terms and conditions in the Buy-Back Documents:

INSERT NUMBER OF ADS:

    ----------------                                                         ---------------------------------------------------
[B]                    ADSs as a FINAL PRICE TENDER [ARROW POINTING LEFT]       Insert in Box B the number of ADSs (if any)
    ----------------                                                            you wish to tender as a Final Price Tender.

[C]                                                                             Insert at Box C the number of ADSs (if any)
    ----------------                                [ARROR POINTING LEFT]       you wish to tender next to the Tender Discount
 +                     ADSs at a 14% Tender Discount per ADS !                     at which you wish to tender those ADSs.
    ----------------                                         !               ---------------------------------------------------
    ----------------                                         !
 +                     ADSs at a 13% Tender Discount per ADS !
    ----------------                                         !
    ----------------                                         !
 +                     ADSs at a 12% Tender Discount per ADS !
    ----------------                                         !
    ----------------                                         !
 +                     ADSs at a 11% Tender Discount per ADS !
    ----------------                                         !
    ----------------                                         !               ---------------------------------------------------
 +                     ADSs at a 10% Tender Discount per ADS !                  Add up all the ADSs in each row of Boxes B
    ----------------                                         !                  and C and write that number in Box D.  That
    ----------------                                         !                  number must not exceed the number of ADSs shown
 +                     ADSs at a 9% Tender Discount per ADS  !                                 in Box A above.
    ----------------                                         !               ---------------------------------------------------
    ----------------                                         !                                   !
 +                     ADSs at a 8% Tender Discount per ADS  !                                   !
    ----------------                                [ARROR POINTING LEFT]                        !
Footnote:  Holders of ADSs will receive the US Dollar equivalent of the                          !
Buy-Back Price based on a prevailing conversion rate and net of conversion                       !
expenses.                                                                                        !
                                                                                        [ARROW POINTING DOWN]
                                                                                        ---------------------
[D]    TOTAL NUMBER OF ADSs                        [B] + [C] = Total ADSs tendered:
                                                                                        ---------------------

[E]    PLEASE SIGN WITHIN THE BOX BELOW AND SUBMIT THIS FORM IN ACCORDANCE
       WITH THE TERMS AND CONDITIONS OVERLEAF.

 Individual, Authorized Signatory        Joint Shareholder 2 (individual)        Joint Shareholder 3 (individual)
     or Joint Shareholder 1
----------------------------------     ------------------------------------    ------------------------------------

----------------------------------     ------------------------------------    ------------------------------------
 AUTHORIZED SIGNATORY:

----------------------------------     ---------------------------
 Name                                   Title
                                                                           ----------------------------------------
ADS HOLDER                                                                  Taxpayer Identification Number
Please provide the following details:
                                                                           ---------------------------

----------------------------------     ----------------------------        ---------------------------       -----/-----/-----
 Contact Name                           Contact daytime telephone                                             Date

[F]  THIS SECTION IS OPTIONAL - EITHER LEAVE IT BLANK OR TICK ONE MINIMUM
     PRICE ONLY: You should only tick a Minimum Price if you wish to make your Tender conditional on the Buy-Back Price being no less than one of the following prices. You will not receive less than this amount for the Shares represented by your ADSs, however the Shares represented by your ADSs will not be bought back if the Minimum Price you tick is higher than the Buy-Back Price

 [ ]A$30.00     [ ] A$32.50     [ ] A$35.00     [ ] A$37.50     [ ] A$40.00


HOW TO COMPLETE THIS TENDER FORM - ADS HOLDERS

THE INSTRUCTIONS BELOW ARE CROSS-REFERENCED TO THE TENDER FORM. PLEASE COMPLETE THE FORM USING BLACK INK ONLY.

[A] You need to provide the details of your ADS holding in Box A. The registered name and registered address details must match exactly the name and the address details recorded on the ADS register for that registered holding.

[B]  You may instruct The Bank of New York to tender different parcels of
 &   ADSs at different Tender Discounts. For example, you may instruct The
[C] Bank of New York to tender some ADSs shown as a Final Price Tender, some ADSs at the specified Tender Discount of, say, 10 per cent, and some Shares represented by the ADSs at the specified Tender Discount of, say, 12 per cent.

[D] You must add up the number of ADSs inserted in Boxes B and C and write the total number in Box D. This total number must not exceed the number of ADSs you have written in Box A.

[E] Sign and dale the Tender Form and include your Taxpayer Identification Number at Box E. By signing and returning this Tender Form you acknowledge that you have read and understood the Buy-Back Documents and that the Tender(s) specified on this Tender Form are instructions to The Bank of New York to offer to sell the tendered Shares represented by ADSs to Rio Tinto Limited at the Final Price Tender or Tender Discount(s) specified and on the terms and conditions set out in the Buy-Back Documents.

     If this Tender Form is signed by the registered holder(s) of the ADSs tendered hereby, the signature(s) must correspond with the name(s) as written on the face of the certificate(s) without any change whatsoever.

     If any of the ADSs tendered hereby are owned of record by two or more joint owners, all such persons must sign this Tender Form.

     If this Tender Form or any certificate or stock power is signed by a trustee, executor, administrator, guardian, attorney-in-fact, officer of a corporation or other person acting in a fiduciary or representative capacity, such person should so indicate when signing, and proper evidence satisfactory to The Bank of New York of the authority of such person so to act must be submitted with this Tender Form.

     If this Tender Form is signed by the registered owners(s) of the ADSs tendered hereby, no endorsements of certificates or separate stock powers are required unless payment of the buy-back price determined under the tender process is to be made, or certificates for ADSs not tendered or accepted for payment are to be issued, to a person other than the registered owner(s). Signatures on any such certificates or stock powers must be guaranteed by an eligible institution.

     If this Tender Form is signed by a person other than the registered owner(s) of the ADSs tendered hereby, the certificate(s) representing such ADSs must be properly endorsed for transfer or accompanied by appropriate stock powers, in either case signed exactly as the name(s) of the registered owner(s) appear(s) on the certificate(s). The signature(s) on any such certificate(s) or stock power(s) must be guaranteed by an eligible institution.

[F] THIS SECTION IS OPTIONAL: You should only tick a Minimum Price if you wish to make your Tender conditional on the Buy-Back Price being no less than one of the specified prices. You will not receive less than this amount for the Shares represented by your ADSs, however if the Minimum Price you select is higher than the Buy-Back Price, the Shares represented by your ADSs will not be bought back. IF YOU COMPLETE BOX F, YOU MUST ALSO COMPLETE BOX B OR BOX C.

SUBMITTING YOUR TENDER FORM-ADS HOLDERS

Deliver this Buy-Back Tender Form: THE BANK OF NEW YORK

     BY MAIL:                             BY HAND OR OVERNIGHT DELIVERY:
     Tender & Exchange Dept.              Tender & Exchange Department
     P.O. Box 11248                       101 Barclay Street, Street Floor
     Church Street Station                Receive and Deliver Window
     New York, NY 10286-1248              New York, NY 10286

At any time, Rio Tinto Limited may (at its sole discretion) accept or reject any Tender or Tender Form and/or accept or reject a Tender not made on the terms and conditions set out in the Buy-Back Documents, or a Tender Form not submitted in accordance with the procedures set out in the Buy-Back Documents, including without limitation any Tender Forms that are not properly completed. Rio Tinto Limited may do each of these things in relation to all or some of the Tenders or the Tender Forms it receives, in its absolute discretion.

 DELIVERY OF THE BUY-BACK TENDER FORM TO AN ADDRESS OTHER THAN AS SET FORTH
      ABOVE WILL NOT CONSTITUTE A VALID DELIVERY TO THE TENDER AGENT.

Capitalised terms not defined herein have the meaning given to them in the Buy-Back Booklet that accompanies this Tender Form.

------------------------------------------------------------------------------
 THIS BUY-BACK TENDER FORM MUST BE RECEIVED BY THE TENDER AGENT IN PROPER
     FORM PRIOR TO 5:00PM NEW YORK CITY TIME ON WEDNESDAY, MAY 4, 2005
------------------------------------------------------------------------------

                             GENERAL QUESTIONS

 IF YOU HAVE ANY QUESTIONS REGARDING TENDERING ADSS IN THE BUY BACK, PLEASE
        CALL THE BANK OF NEW YORK SHAREHOLDER LINE AT 1.800.507.9357

          RIO
         TINTO                                   TENDER FORM - CHESS HOLDERS
    RIO TINTO LIMITED                            THIS DOCUMENT IS IMPORTANT.  IF YOU DO NOT
   ABN 96 004 458 404                            UNDERSTAND IT PLEASE CONSULT YOUR PROFESSIONAL
                                                 ADVISER.
                                                 If you wish to participate in the Buy-Back, you
                                                 must give your tender instructions to your
                                                 controlling participant (normally your broker).
                                                 Do NOT return this form to the Registry.
                                                 Please refer to the instructions on the back of this form.
                                                 Controlling CHESS participant at 24 March 2005.
                                                 ---------------------------------------------------------
----------------------------------------------

                                                           -------------------------------------------







----------------------------------------------

                                                            ------------------------------------------

 I/we tender the following                       --------------------------------------------------------
 Shares to Rio Tinto Limited at                  [A]     Shares you can tender as at 24 March 2005
 the Tender Discount(s) and/or as                        ---------------------------------------------
 a Final Price Tender, as specified,
 on the terms and conditions in the                      ---------------------------------------------
 Buy-Back Documents:                             --------------------------------------------------------
 ----------------------------------------------------------------------------------------------
 [B]  Insert the number of Shares     [ ][ ][ ][ ][ ][ ][ ][ ]    as a FINAL PRICE TENDER
      (if any) you wish to tender
      as a Final Price Tender.

----------------------------------------------------------------------------------------------
 [C]  Insert the number of Shares     [ ][ ][ ][ ][ ][ ][ ][ ]    at a [ 14% ] Tender Discount
      (if any) you wish to tender     ------------------------
      next to the Tender Discount(s)  [ ][ ][ ][ ][ ][ ][ ][ ]    at a [ 13% ] Tender Discount
      at which you wish to tender     ------------------------
      those Shares.                   [ ][ ][ ][ ][ ][ ][ ][ ]    at a [ 12% ] Tender Discount
                                      ------------------------
                                      [ ][ ][ ][ ][ ][ ][ ][ ]    at a [ 11% ] Tender Discount
                                      ------------------------
                                      [ ][ ][ ][ ][ ][ ][ ][ ]    at a [ 10% ] Tender Discount
 [D]  TOTAL NUMBER OF SHARES          ------------------------
      TENDERED                        [ ][ ][ ][ ][ ][ ][ ][ ]    at a [  9% ] Tender Discount
      Add up the rows in Boxes B      ------------------------
      and C and write that number     [ ][ ][ ][ ][ ][ ][ ][ ]    at a [  8% ] Tender Discount
      in this Box D.                  --------------------------------------------------------
      THE NUMBER OF SHARES IN THIS
      BOX D MUST NOT BE MORE THAN
      THE NUMBER IN BOX A.
     ------------------------
     [ ][ ][ ][ ][ ][ ][ ][ ]
     ------------------------
----------------------------------------------------------------------------------------------
 [E]  Contact details - Please provide your contact details in case we need to speak to you about your Tender:


      ----------------------          ------------------------    ----------
      CONTACT NAME                    CONTACT DAYTIME TELEPHONE   DATE
----------------------------------------------------------------------------------------------
 [F]  Please sign within the appropriate boxes below in accordance with the instructions overleaf.
      INDIVIDUAL OR JOINT
      SHAREHOLDER 1                   JOINT SHAREHOLDER 2         JOINT SHAREHOLDER 3
      -------------------------       ------------------------    --------------------------
       [                     ]         [                    ]      [                      ]
      -------------------------       ------------------------    --------------------------
      SOLE DIRECTOR AND SOLE          DIRECTOR/COMPANY            DIRECTOR
      COMPANY SECRETARY               SECRETARY
----------------------------------------------------------------------------------------------
 [G]  THIS SECTION IS OPTIONAL - EITHER LEAVE IT BLANK OR TICK ONE MINIMUM PRICE ONLY:  You
      should only tick a Minimum Price if you wish to make your Tender conditional on the
      Buy-Back Price being no less than one of the following prices.  You will not receive less than the Minimum Price you tick for your Shares, however, your Shares will not be bought back if the Minimum Price you tick is higher than the Buy-Back Price.

      [ ]  A$30.00      [ ]  A$32.50    [ ]  A$35.00    [ ]  A$37.50   [ ]  A$40.00
----------------------------------------------------------------------------------------------

 TENDER FORMS MUST BE SENT TO YOUR CONTROLLING PARTICIPANT WITHIN SUFFICIENT TIME TO
       ENABLE PROCESSING BY 9PM (MELBOURNE TIME) ON FRIDAY 6 MAY 2005

  [ ] RIO                                                                                 +
----------------------------------------------------------------------------------------------


RIO TINTO LIMITED
ABN 96 004 458 404


HOW TO COMPLETE THIS TENDER FORM
The instructions below are cross-referenced to the relevant section on the front of this form. PLEASE COMPLETE THE FORM USING BLACK INK ONLY.

-------------------------------------------------------------------------------
[A]  This is the total number of shares registered in your name as at 24
     March 2005 that confer an entitlement to participate in the Buy-Back.
     If you wish to participate in the Buy-Back, you can offer to sell up to all of this number of Shares to Rio Tinto Limited (though shareholders with a Small Holding should refer to the instructions for
     Box D below)
-------------------------------------------------------------------------------
[B]  FINAL PRICE TENDER             [C] TENDER DISCOUNT
     Insert the number of Shares        Insert the number of Shares (if any) you
     (if any) you wish to tender        wish to tender at the specified Tender
     as a Final Price Tender.  AND/OR   Discount. You may offer to sell parcels
                                        of Shares at up to 7 different specified
                                        discounts (though shareholders with a
                                        Small Holding should refer to the
                                        instructions for Box D below). Each
                                        parcel is a separate Tender.
-------------------------------------------------------------------------------
[D]  After indicating the number of Shares you wish to tender as a Final
     Price Tender and/or at a specified Tender Discount(s), you need to add up the number of Shares in Boxes B and C and write the total in Box D.

     NOTE THAT THE NUMBER OF SHARES IN BOX D MUST NOT BE MORE THAN THE NUMBER OF SHARES IN BOX A.

     If the number of Shares in Box D is more than the number of Shares in Box A, you will be deemed to have offered only the number of Shares shown in Box A and, if applicable, your Tender will be adjusted in the manner set out in Section 4.13 of the Buy-Back Booklet.

     IF YOU HOLD 200 SHARES OR LESS (ie. a Small Holding), you may only submit one Tender in respect of all of your Shares and such a Tender must be at one of the specified Tender Discounts or as a Final Price Tender.

     IF YOU HOLD MORE THAN 200 SHARES, you may tender different parcels of Shares you wish to sell at one or more Tender Discounts and/or as a
     Final Price Tender.
-------------------------------------------------------------------------------
[E] Please provide your contact details in the event that we need to speak to you about your Tender.
-------------------------------------------------------------------------------
[F] You must sign this form in Box F. By signing and returning this Tender Form, you acknowledge that you have read and understood the accompanying Buy-Back Documents and agree to the terms and conditions set out in the Buy-Back Documents (including the warranties, authorisations and undertakings set out in Section 4.10 of the Buy-Back Booklet).

     INDIVIDUAL HOLDERS        Where a holding is in one name, the registered
                               shareholder must sign.

     JOINT HOLDERS             All holders must sign.

     UNDER POWER OF ATTORNEY   If not already noted by the Registry, an
                               originally certified copy of the power of attorney must be sent to the Registry. Where this form is signed under power of attorney, the attorney declares that the attorney has no notice of revocation of the power or the death of the donor of the power.

     DECEASED ESTATE           All executors should sign and, if not already
                               noted by the Registry, an originally
                               certified copy of Probate or Letters of
                               Administration must be sent to the Registry.

     COMPANY This form must be signed by 2 directors, a director and company secretary or, in the case of a company with a sole director who
                               is also the sole company secretary, the sole
                               director.
-------------------------------------------------------------------------------
[G]  THIS SECTION IS OPTIONAL: You should only tick a Minimum Price if you wish to make your Tender conditional on the Buy-Back Price being no less than one of the specified prices. You will not receive less than the Minimum Price you tick for your Shares, however, if the Minimum
     Price you tick is higher than the Buy-Back Price your Shares will not be bought back. IF YOU COMPLETE BOX G, YOU MUST ALSO COMPLETE BOX B OR
     BOX C.
-------------------------------------------------------------------------------
PAYMENT FOR SHARES BOUGHT BACK
Rio Tinto Limited intends to despatch payment for Shares bought back by no later than 17 May 2005.

SUBMITTING YOUR TENDER FORM
You will need to contact your controlling participant (usually your broker) within sufficient time for your controlling participant to process your acceptance by NO LATER THAN 9PM (MELBOURNE TIME) ON FRIDAY, 6 MAY 2005.

       DO NOT RETURN THIS FORM TO RIO TINTO LIMITED OR THE REGISTRY THIS FORM RELATES TO THE RIO TINTO LIMITED BUY-BACK BOOKLET DATED 4 APRIL 2005 AND SHOULD BE READ IN CONJUNCTION WITH THAT BOOKLET. DEFINED TERMS IN THAT BOOKLET HAVE THE SAME MEANING IN THIS FORM.

IF YOU REQURE FURTHER INFORMATION ON HOW TO COMPLETE THIS FORM PLEASE CONTACT
          THE TOLL FREE RIO TINTO LIMITED BUY-BACK ENQUIRY LINE ON
  1300 657 022 (WITHIN AUSTRALIA) OR +61 3 9415 4137 (OUTSIDE AUSTRALIA).

TENDER FORMS MUST BE SENT TO YOUR CONTROLLING PARTICIPANT WITHIN SUFFICIENT TIME
    TO ENABLE PROCESSING BY 9PM (MELBOURNE TIME) ON FRIDAY, 6 MAY 2005

          RIO
         TINTO                                   TENDER FORM - ISSUER SPONSORED HOLDERS
    RIO TINTO LIMITED                            THIS DOCUMENT IS IMPORTANT.  IF YOU DO NOT
   ABN 96 004 458 404                            UNDERSTAND IT PLEASE CONSULT YOUR PROFESSIONAL
                                                 ADVISER.
                                                 If you do not wish to participate in the Buy-Back
                                                 do not return this form.
                                                 Please refer to the instructions on the back of this form.
                                                 ---------------------------------------------------------
----------------------------------------------

                                                           -------------------------------------------







----------------------------------------------

                                                            ------------------------------------------

 I/we tender the following                       --------------------------------------------------------
 Shares to Rio Tinto Limited at                  [A]     Shares you can tender as at 24 March 2005
 the Tender Discount(s) and/or as                        ---------------------------------------------
 a Final Price Tender, as specified,
 on the terms and conditions in the                      ---------------------------------------------
 Buy-Back Documents:                             --------------------------------------------------------
 ----------------------------------------------------------------------------------------------
 [B]  Insert the number of Shares     [ ][ ][ ][ ][ ][ ][ ][ ]    as a FINAL PRICE TENDER
      (if any) you wish to tender
      as a Final Price Tender.

----------------------------------------------------------------------------------------------
 [C]  Insert the number of Shares     [ ][ ][ ][ ][ ][ ][ ][ ]    at a [ 14% ] Tender Discount
      (if any) you wish to tender     ------------------------
      next to the Tender Discount(s)  [ ][ ][ ][ ][ ][ ][ ][ ]    at a [ 13% ] Tender Discount
      at which you wish to tender     ------------------------
      those Shares.                   [ ][ ][ ][ ][ ][ ][ ][ ]    at a [ 12% ] Tender Discount
                                      ------------------------
                                      [ ][ ][ ][ ][ ][ ][ ][ ]    at a [ 11% ] Tender Discount
                                      ------------------------
                                      [ ][ ][ ][ ][ ][ ][ ][ ]    at a [ 10% ] Tender Discount
 [D]  TOTAL NUMBER OF SHARES          ------------------------
      TENDERED                        [ ][ ][ ][ ][ ][ ][ ][ ]    at a [  9% ] Tender Discount
      Add up the rows in Boxes B      ------------------------
      and C and write that number     [ ][ ][ ][ ][ ][ ][ ][ ]    at a [  8% ] Tender Discount
      in this Box D.                  --------------------------------------------------------
      THE NUMBER OF SHARES IN THIS
      BOX D MUST NOT BE MORE THAN
      THE NUMBER IN BOX A.
     ------------------------
     [ ][ ][ ][ ][ ][ ][ ][ ]
     ------------------------
----------------------------------------------------------------------------------------------
 [E]  Contact details - Please provide your contact details in case we need to speak to you about your Tender:


      ----------------------          ------------------------    ----------
      CONTACT NAME                    CONTACT DAYTIME TELEPHONE   DATE
----------------------------------------------------------------------------------------------
 [F]  Please sign within the appropriate boxes below in accordance with the instructions overleaf.
      INDIVIDUAL OR JOINT
      SHAREHOLDER 1                   JOINT SHAREHOLDER 2         JOINT SHAREHOLDER 3
      -------------------------       ------------------------    --------------------------
       [                     ]         [                    ]      [                      ]
      -------------------------       ------------------------    --------------------------
      SOLE DIRECTOR AND SOLE          DIRECTOR/COMPANY            DIRECTOR
      COMPANY SECRETARY               SECRETARY
----------------------------------------------------------------------------------------------
 [G]  THIS SECTION IS OPTIONAL - EITHER LEAVE IT BLANK OR TICK ONE MINIMUM PRICE ONLY:  You
      should only tick a Minimum Price if you wish to make your Tender conditional on the
      Buy-Back Price being no less than one of the following prices.  You will not receive less than the Minimum Price you tick for your Shares, however, your Shares will not be bought back if the Minimum Price you tick is higher than the Buy-Back Price.

      [ ]  A$30.00      [ ]  A$32.50    [ ]  A$35.00    [ ]  A$37.50   [ ]  A$40.00
----------------------------------------------------------------------------------------------

 TENDER FORMS MUST BE RECEIVED BY BY 9PM (MELBOURNE TIME) ON FRIDAY 6 MAY 2005

  [ ] RIO                                                                                 +
----------------------------------------------------------------------------------------------


RIO TINTO LIMITED
ABN 96 004 458 404


HOW TO COMPLETE THIS TENDER FORM
The instructions below are cross-referenced to the relevant section on the front of this form. PLEASE COMPLETE THE FORM USING BLACK INK ONLY.

-------------------------------------------------------------------------------
[A]  This is the total number of Shares registered in your name as at 24
     March 2005 that confer an entitlement to participate in the Buy-Back.
     If you wish to participate in the Buy-Back, you can offer to sell up to all of this number of shares to Rio Tinto Limited (though shareholders with a Small Holding should refer to the instructions for
     Box D below)
-------------------------------------------------------------------------------
[B]  FINAL PRICE TENDER             [C] TENDER DISCOUNT
     Insert the number of Shares        Insert the number of Shares (if any) you
     (if any) you wish to tender        wish to tender at the specified Tender
     as a Final Price Tender.  AND/OR   Discount. You may offer to sell parcels
                                        of Shares at up to 7 different specified
                                        discounts (though shareholders with a
                                        Small Holding should refer to the
                                        instructions for Box D below). Each
                                        parcel is a separate Tender.
-------------------------------------------------------------------------------
[D]  After indicating the number of Shares you wish to tender as a Final
     Price Tender and/or at a specified Tender Discount(s), you need to add up the number of Shares in Boxes B and C and write the total in Box D.

     NOTE THAT THE NUMBER OF SHARES IN BOX D MUST NOT BE MORE THAN THE NUMBER OF SHARES IN BOX A.

     If the number of Shares in Box D is more than the number of Shares in Box A, you will be deemed to have offered only the number of Shares shown in Box A and, if applicable, your Tender will be adjusted in the manner set out in Section 4.13 of the Buy-Back Booklet.

     IF YOU HOLD 200 SHARES OR LESS (ie. a Small Holding), you may only submit one Tender in respect of all of your Shares and such a Tender must be at one of the specified Tender Discounts or as a Final Price Tender.

     IF YOU HOLD MORE THAN 200 SHARES, you may tender different parcels of Shares you wish to sell at one or more Tender Discounts and/or as a
     Final Price Tender.
-------------------------------------------------------------------------------
[E]  Please provide your contact details in the event that we need to speak to you about your Tender.
-------------------------------------------------------------------------------
[F] You must sign this form in Box F. By signing and returning this Tender Form, you acknowledge that you have read and understood the Buy-Back Documents and agree to the terms and conditions set out in the Buy-Back Documents (including the warranties, authorisations and undertakings set out in Section 4.10 of the Buy-Back Booklet).

    INDIVIDUAL HOLDERS         Where a holding is in one name, the registered
                               shareholder must sign.

    JOINT HOLDERS              All holders must sign.

    UNDER POWER OF ATTORNEY    If not already noted by the Registry, an
                               originally certified copy of the power of attorney must be sent to the Registry. Where this form is signed under power of attorney, the attorney declares that the attorney has no notice of revocation of the power or the death of the donor of the power.

    DECEASED ESTATE            All executors should sign and, if not already
                               noted by the Registry, an originally
                               certified copy of Probate or Letters of
                               Administration must be sent to the Registry.

    COMPANY This form must be signed by 2 directors, a director and company secretary or, in the case of a company with a sole director who
                               is also the sole company secretary, the sole
                               director.
-------------------------------------------------------------------------------
[G] THIS SECTION IS OPTIONAL: You should only tick a Minimum Price if you wish to make your Tender conditional on the Buy-Back Price being no less than one of the specified prices. You will not receive less than the Minimum Price you tick for your Shares, however, if the Minimum
    Price you tick is higher than the Buy-Back Price your Shares will not be bought back. IF YOU COMPLETE BOX G, YOU MUST ALSO COMPLETE BOX B OR
    BOX C.
-------------------------------------------------------------------------------
PAYMENT FOR SHARES BOUGHT BACK
Rio Tinto Limited intends to despatch payment for Shares bought back by no later than 17 May 2005.

SUBMITTING YOUR TENDER FORM
You will need to contact your controlling participant (usually your broker) within sufficient time for your controlling participant to process your acceptance by NO LATER THAN 9PM (MELBOURNE TIME) ON FRIDAY, 6 MAY 2005 at:

IF SENDING BY MAIL                    IF DELIVERING IN PERSON
Rio Tinto Limited Buy-Back            Rio Tinto Limited Buy-Back
C/o Computershare Investor Services   C/o Computershare Investor Services
Pty Limited                           Pty Limited
GPO Box 52                            Yarra Falls
MELBOURNE VIC 8060                    452 Johnston Street
AUSTRALIA                             ABBOTSFORD VIC 3067
                                      AUSTRALIA
IF SENDING BY FACSIMILE
Rio Tinto Limited Buy-Back
+61 3 9473 2472

     THIS FORM RELATES TO THE RIO TINTO LIMITED BUY-BACK BOOKLET DATED 4 APRIL 2005 AND SHOULD BE READ IN CONJUNCTION WITH THAT BOOKLET. DEFINED TERMS IN THAT BOOKLET HAVE THE SAME MEANING IN THIS FORM.

      IF YOU REQURE FURTHER INFORMATION ON HOW TO COMPLETE THIS FORM
            PLEASE CONTACT THE RIO TINTO LIMITED ENQUIRY LINE ON
  1300 657 022 (WITHIN AUSTRALIA) OR +61 3 9415 4137 (OUTSIDE AUSTRALIA).

TENDER FORMS MUST BE RECEIVED BY 9PM (MELBOURNE TIME) ON FRIDAY, 6 MAY 2005.

          RIO                                    WITHDRAWAL/AMENDMENT FORM
         TINTO
    RIO TINTO LIMITED                            THIS DOCUMENT IS IMPORTANT.  IF YOU DO NOT
   ABN 96 004 458 404                            UNDERSTAND IT PLEASE CONSULT YOUR PROFESSIONAL
                                                 ADVISER.  YOU SHOULD ONLY COMPLETE THIS FORM IF
                                                 YOU WISH TO WITHDRAW OR AMEND A PREVIOUSLY
Please insert your Name and Address details      SUBMITTED TENDER FORM.
                                                 PLEASE REFER TO THE INSTRUCTIONS ON THE BACK OF THIS FORM.
-------------------------------------------      ---------------------------------------------------------

-------------------------------------------      Tick one (only): One box must be selected.

-------------------------------------------      [ ] WITHDRAWAL: I/We withdraw my/our previous
                                                     Tender(s) on the conditions in the Buy-Back
-------------------------------------------          Documents (complete Box F).

-------------------------------------------       or

Please insert your Security Holder Reference     [ ] AMENDMENT: I/We withdraw my/our previous
Number (SRN) or Holder Identification                Tender(s) on the conditions in the Buy-Back
Number (HIN)                                         Documents and wish to submit a replacement
-------------------------------------------          Tender(s) as set out below
 [                                       ]           (complete Boxes A to G).
-------------------------------------------


 I/we tender the following                       --------------------------------------------------------
 Shares to Rio Tinto Limited at                  [A]     Shares you can tender as at 24 March 2005
 the Tender Discount(s) and/or as                        ---------------------------------------------
 a Final Price Tender, as specified,
 on the terms and conditions in the                      ---------------------------------------------
 Buy-Back Documents:                             --------------------------------------------------------
 ----------------------------------------------------------------------------------------------
 [B]  Insert the number of Shares     [ ][ ][ ][ ][ ][ ][ ][ ]    as a FINAL PRICE TENDER
      (if any) you wish to tender
      as a Final Price Tender.

----------------------------------------------------------------------------------------------
 [C]  Insert the number of Shares     [ ][ ][ ][ ][ ][ ][ ][ ]    at a [ 14% ] Tender Discount
      (if any) you wish to tender     ------------------------
      next to the Tender Discount(s)  [ ][ ][ ][ ][ ][ ][ ][ ]    at a [ 13% ] Tender Discount
      at which you wish to tender     ------------------------
      those Shares.                   [ ][ ][ ][ ][ ][ ][ ][ ]    at a [ 12% ] Tender Discount
                                      ------------------------
                                      [ ][ ][ ][ ][ ][ ][ ][ ]    at a [ 11% ] Tender Discount
                                      ------------------------
                                      [ ][ ][ ][ ][ ][ ][ ][ ]    at a [ 10% ] Tender Discount
 [D]  TOTAL NUMBER OF SHARES          ------------------------
      TENDERED                        [ ][ ][ ][ ][ ][ ][ ][ ]    at a [  9% ] Tender Discount
      Add up the rows in Boxes B      ------------------------
      and C and write that number     [ ][ ][ ][ ][ ][ ][ ][ ]    at a [  8% ] Tender Discount
      in this Box D.                  --------------------------------------------------------
      THE NUMBER OF SHARES IN THIS
      BOX D MUST NOT BE MORE THAN
      THE NUMBER IN BOX A.
     ------------------------
     [ ][ ][ ][ ][ ][ ][ ][ ]
     ------------------------
----------------------------------------------------------------------------------------------
 [E]  Contact details - Please provide your contact details in case we need to speak to you about your Tender:


      ----------------------          ------------------------    ----------
      CONTACT NAME                    CONTACT DAYTIME TELEPHONE   DATE
----------------------------------------------------------------------------------------------
 [F]  Please sign within the appropriate boxes below in accordance with the instructions overleaf.
      INDIVIDUAL OR JOINT
      SHAREHOLDER 1                   JOINT SHAREHOLDER 2         JOINT SHAREHOLDER 3
      -------------------------       ------------------------    --------------------------
       [                     ]         [                    ]      [                      ]
      -------------------------       ------------------------    --------------------------
      SOLE DIRECTOR AND SOLE          DIRECTOR/COMPANY            DIRECTOR
      COMPANY SECRETARY               SECRETARY
----------------------------------------------------------------------------------------------
 [G]  THIS SECTION IS OPTIONAL - EITHER LEAVE IT BLANK OR TICK ONE MINIMUM PRICE ONLY:  You
      should only tick a Minimum Price if you wish to make your Tender conditional on the
      Buy-Back Price being no less than one of the following prices.  You will not receive less than the Minimum Price you tick for your Shares, however, your Shares will not be bought back if the Minimum Price you tick is higher than the Buy-Back Price.

      [ ]  A$30.00      [ ]  A$32.50    [ ]  A$35.00    [ ]  A$37.50   [ ]  A$40.00
----------------------------------------------------------------------------------------------

    WITHDRAWAL/AMENDMENT FORMS MUST BE RECEIVED BY 9PM (MELBOURNE TIME) ON FRIDAY 6 MAY 2005

  [ ] RIO                                                                                 +
----------------------------------------------------------------------------------------------


RIO TINTO LIMITED
ABN 96 004 458 404

WITHDRAWING OR AMENDING YOUR TENDER(S)
Shareholders who have offered their Shares into the Buy-Back and who now wish to either withdraw or amend their Tender(s) must lodge this Withdrawal/Amendment Form.

HOW TO COMPLETE THE WITHDRAWAL/AMENDMENT FORM
The instructions below are cross-referenced to the relevant section of this form. PLEASE USE BLACK INK ONLY.

MARK ONLY ONE OF THE TWO BOXES
  WITHDRAWAL- Tick the "WITHDRAWAL"   OR      AMENDMENT - Tick the "AMENDMENT"
  Box if you wish to withdraw your            Box if you wish to amend your
  previous Tender(s) and you do not           previous Tender(s) and submit a
  wish to submit a new replacement            new replacement Tender(s).
  Tender(s). PLEASE COMPLETE BOX F.           PLEASE COMPLETE BOX A THROUGH TO
                                              BOX G.
-------------------------------------------------------------------------------
[A] You should insert the total number of Shares registered in your name as at 24 March 2005 that confer an entitlement to participate in the
    Buy-Back. If you wish to participate in the Buy-Back you can offer to sell up to all of this number of Shares to Rio Tinto Limited (though shareholders with a Small Holding should refer to the instructions for
    Box D below). If you need to check the total number of Shares you may tender into the Buy-Back, please call the Buy-Back enquiry line on 1300
    657 022 (from within Australia) or +61 3 9415 4137 (from outside
    Australia).
-------------------------------------------------------------------------------
[B] FINAL PRICE TENDER             [C] TENDER DISCOUNT
    Insert the number of Shares        Insert the number of Shares (if any) you
    (if any) you wish to tender        wish to tender at the specified Tender
    as a Final Price Tender.  AND/OR   Discount. You may offer to sell parcels
                                       of Shares at up to 7 different specified
                                       discounts (though shareholders with a
                                       Small Holding should refer to the
                                       instructions for Box D below). Each
                                       parcel is a separate Tender.
-------------------------------------------------------------------------------
[D] After indicating the number of Shares you wish to tender as a Final Price
    Tender and/or at a specified Tender Discount(s), you need to add up the number of Shares in Boxes B and C and write the total in Box D.
    NOTE THAT THE NUMBER OF SHARES IN BOX D MUST NOT BE MORE THAN THE
    NUMBER OF SHARES IN BOX A.
    If the number of Shares in Box D is more than the number of Shares in
    Box A, you will be deemed to have offered only the number of Shares shown in Box A and, if applicable, your Tender will be adjusted in the manner set out in Section 4.13 of the Buy-Back Booklet.
    IF YOU HOLD 200 SHARES OR LESS (ie. a Small Holding), you may only submit one Tender in respect of all of your Shares and such a Tender must be at one of the specified Tender Discounts or as a Final Price Tender.
    IF YOU HOLD MORE THAN 200 SHARES, you may tender different parcels of Shares you wish to sell at one or more Tender Discounts and/or as a
    Final Price Tender.
-------------------------------------------------------------------------------
[E] Please provide your contact details in the event that we need to speak to you about your Tender.
-------------------------------------------------------------------------------
[F] You must sign this form in Box F. By signing and returning this Withdrawal/Amendment Form, you acknowledge that you have read and understood the Buy-Back Documents and agree to the terms and conditions set out in the Buy-Back Documents (including the warranties, authorisations and undertakings set out in Section 4.10 of the Buy-Back Booklet).

    INDIVIDUAL HOLDERS         Where a holding is in one name, the registered
                               shareholder must sign.

    JOINT HOLDERS              All holders must sign.

    UNDER POWER OF ATTORNEY    If not already noted by the Registry, an
                               originally certified copy of the power of attorney must be sent to the Registry. Where this form is signed under power of attorney, the attorney declares that the attorney has no notice of revocation of the power or the death of the donor of the power.

    DECEASED ESTATE            All executors should sign and, if not already
                               noted by the Registry, an originally
                               certified copy of Probate or Letters of
                               Administration must be sent to the Registry.

    COMPANY This form must be signed by 2 directors, a director and company secretary or, in the case of a company with a sole director who
                               is also the sole company secretary, the sole
                               director.
-------------------------------------------------------------------------------
[G] THIS SECTION IS OPTIONAL: You should only tick a Minimum Price if you wish to make your Tender conditional on the Buy-Back Price being no less than one of the specified prices. You will not receive less than the Minimum Price you tick for your Shares, however, if the Minimum
    Price tick is higher than you the Buy-Back Price your Shares will not be bought back. IF YOU COMPLETE BOX G, YOU MUST ALSO COMPLETE BOX B OR
    BOX C.
-------------------------------------------------------------------------------
PAYMENT FOR SHARES BOUGHT BACK
Rio Tinto Limited intends to despatch payment for Shares bought back by no later than 17 May 2005.

SUBMITTING YOUR WITHDRAWAL/AMENDMENT FORM
The way you submit your withdrawal or amendment of your Tender will depend on the type of holding you have.

ISSUER SPONSORED HOLDINGS               CHESS HOLDINGS
If you have an Issuer Sponsored         If you have a CHESS Holding, you will
Holding, send, fax or hand deliver      need to contact your controlling
your completed Withdrawal/Amendment     participant (usually your broker)
Form TO ENSURE IT WILL BE RECEIVED      WITHIN SUFFICIENT TIME TO ENABLE YOUR
BY NO LATER THAN 9PM (MELBOURNE         CONTROLLING PARTICIPANT TO PROCESS
TIME) ON FRIDAY, 6 MAY 2005 AT:         YOUR WITHDRAWAL/AMENDMENT FORM BY NO
                                        LATER THAN 9PM (MELBOURNE TIME) ON
                                        FRIDAY, 6 MAY 2005.  Do not send your
                                        Withdrawal/Amendment Form to the Rio
                                        Tinto Limited Share Registry.

IF SENDING BY MAIL                    IF DELIVERING IN PERSON
Rio Tinto Limited Buy-Back            Rio Tinto Limited Buy-Back
C/o Computershare Investor Services   C/o Computershare Investor Services
Pty Limited                           Pty Limited
GPO Box 52                            Yarra Falls
MELBOURNE VIC 8060                    452 Johnston Street
AUSTRALIA                             ABBOTSFORD VIC 3067
                                      AUSTRALIA
IF SENDING BY FACSIMILE
Rio Tinto Limited Buy-Back
+61 3 9473 2472

  THIS WITHDRAWAL/AMENDMENT FORM RELATES TO THE RIO TINTO LIMITED BUY-BACK BOOKLET DATED 4 APRIL 2005 AND SHOULD BE READ IN CONJUNCTION WITH THAT BOOKLET.
DEFINED TERMS IN THAT BOOKLET HAVE THE SAME MEANING IN THIS FORM.
IF YOU REQUIRE FURTHER INFORMATION ON HOW TO COMPLETE THIS FORM PLEASE
    CONTACT THE RIO TINTO LIMITED BUY-BACK ENQUIRY LINE ON 1300 657 022
         (WITHIN AUSTRALIA) OR +61 3 9415 4137 (OUTSIDE AUSTRALIA).

[ ]                                                                         +

WITHDRAWAL/AMENDMENT FORM - ADS HOLDERS  Rio Tinto Limited (ABN 96 004 458 404)
-------------------------------------------------------------------------------
    THIS DOCUMENT IS IMPORTANT. IF YOU DO NOT UNDERSTAND IT, YOU SHOULD
             CONSULT YOUR PROFESSIONAL ADVISER WITHOUT DELAY. YOU SHOULD
         ONLY COMPLETE THIS FORM IF YOU WISH TO WITHDRAW OR AMEND
             A PREVIOUSLY SUBMITTED TENDER FORM - ABS HOLDERS
-------------------------------------------------------------------------------

    ---------------------------------------------------------------------------
[A] Holder details (please print in CAPITAL LETTERS in black ink)

    Registered Name:.........................................................

    Registered Address:......................................................

    Insert the total number of ADSs that are registered
    in your name:............................................................
    ---------------------------------------------------------------------------

     TICK ONE (ONLY):

[B] [ ] WITHDRAWAL: I/We withdraw my/our previous Tender(s) on the conditions in the Buy-Back Documents and I/we do not wish to replace it with a new Tender. (Complete Box A and sign at Box F)

    OR

    [ ] AMENDMENT: I/We withdraw my/our previous Tender(s) on the conditions in the Buy-Back Documents and wish to submit a replacement Tender as set out below. (Complete Boxes A to G)

PRICE PER ADS TO BE TENDERED BY THE BANK OF NEW YORK INTO THE BUY-BACK

I/we instruct The Bank of New York to offer to sell the Shares represented by the following ADSs to RIO Tinto Limited at the Tender Discount(s) and/or as a Final Price Tender, as specified, on the terms and conditions in the Buy-Back Documents:

INSERT NUMBER OF ADS:

    ----------------                                                         ---------------------------------------------------
[C]                    ADSs as a FINAL PRICE TENDER [ARROW POINTING LEFT]       Insert in Box C the number of ADSs (if any)
    ----------------                                                            you wish to tender as a Final Price Tender.

[D]                                                                             Insert at Box D the number of ADSs (if any)
    ----------------                                [ARROR POINTING LEFT]       you wish to tender next to the Tender Discount
 +                     ADSs at a 14% Tender Discount per ADS !                     at which you wish to tender those ADSs.
    ----------------                                         !               ---------------------------------------------------
    ----------------                                         !
 +                     ADSs at a 13% Tender Discount per ADS !
    ----------------                                         !
    ----------------                                         !
 +                     ADSs at a 12% Tender Discount per ADS !
    ----------------                                         !
    ----------------                                         !
 +                     ADSs at a 11% Tender Discount per ADS !
    ----------------                                         !
    ----------------                                         !               ---------------------------------------------------
 +                     ADSs at a 10% Tender Discount per ADS !                  Add up all the ADSs in each row of Boxes C
    ----------------                                         !                  and D and write that number in Box E.  That
    ----------------                                         !                  number must not exceed the number of ADSs shown
 +                     ADSs at a 9% Tender Discount per ADS  !                                 in Box A above.
    ----------------                                         !               ---------------------------------------------------
    ----------------                                         !                                   !
 +                     ADSs at a 8% Tender Discount per ADS  !                                   !
    ----------------                                [ARROR POINTING LEFT]                        !
Footnote:  Holders of ADSs will receive the US Dollar equivalient of the                         !
Buy-Back Price based on a prevailing conversion rate and net of conversion                       !
expenses.                                                                                        !
                                                                                        [ARROW POINTING DOWN]
                                                                                        ---------------------
[E]    TOTAL NUMBER OF ADSs                        [C] + [D] = Total ADSs tendered:
                                                                                        ---------------------

[F]    PLEASE SIGN WITHIN THE BOX BELOW AND SUBMIT THIS FORM IN ACCORDANCE
       WITH THE TERMS AND CONDITIONS OVERLEAF.

 Individual, Authorized Signatory        Joint Shareholder 2 (individual)        Joint Shareholder 3 (individual)
     or Joint Shareholder 1
----------------------------------     ------------------------------------    ------------------------------------

----------------------------------     ------------------------------------    ------------------------------------
 AUTHORIZED SIGNATORY:

----------------------------------     ---------------------------
 Name                                   Title
                                                                           ----------------------------------------
ADS HOLDER                                                                  Taxpayer Identification Number
Please provide the following details:
                                                                           ---------------------------

----------------------------------     ----------------------------        ---------------------------       -----/-----/-----
 Contact Name                           Contact daytime telephone                                             Date

[G]  THIS SECTION IS OPTIONAL - EITHER LEAVE IT BLANK OR TICK ONE MINIMUM
     PRICE ONLY: You should only tick a Minimum Price if you wish to make your Tender conditional on the Buy-Back Price being no less than one of the following prices. You will not receive less than this amount for the Shares represented by your ADSs, however the Shares represented by your ADSs will not be bought back if the Minimum Price you tick is higher than the Buy-Back Price

 [ ]A$30.00     [ ] A$32.50     [ ] A$35.00     [ ] A$37.50     [ ] A$40.00


WITHDRAWING OR AMENDING YOUR TENDER FORM

THE INSTRUCTIONS BELOW ARE CROSS-REFERENCED TO EACH SECTION OF THE WITHDRAWAL/AMENDMENT FORM -ADS HOLDER.

[A] You need to provide the details of your ADS holding in Box A. The registered name and registered address details must match exactly the name and address details recorded on the ADS register for that registered holding.

[B] Tick ONE of the two boxes only. Tick the 'Withdrawal' Box if you wish to withdraw your previous Tender Form in its entirety and you do not wish to replace it with a new Tender Form. Tick the 'Amendment' Box if you wish to withdraw your previous Tender form in its entirety and replace it with this new Tender Form. YOU ACKNOWLEDGE THAT YOUR NEW TENDER(S) ARE INSTRUCTIONS TO THE BANK OF NEW YORK TO OFFER TO SELL THE SHARES REPRESENTED BY THE TENDERED ADSS TO RIO TINTO AT THE TENDER DISCOUNT(S) AND/OR AS A FINAL PRICE TENDER, AS SPECIFIED, ON THE TERMS AND CONDITIONS IN THE BUY-BACK DOCUMENTS.

[C]  You may instruct The Bank of New York to tender different parcels of
 &   ADSs at different Tender Discounts. For example, you may instruct The
[D] Bank of New York to tender some ADSs shown on the far right of the label on your original personalised tender form as a Final Price Tender, some ADSs at the specified discount of, say, 10 per cent, and some Shares represented by the ADSs at the specified discount of, say, 12 per cent.

[E] You must add up the number of ADSs inserted in Boxes C and D and write the total number in Box E. This total number must not exceed the number of ADSs you have written in Box A.

[F] Sign and date the Withdrawal/Amendment Form and include your Taxpayer Identification Number at Box F. By signing and returning this Withdrawal/Amendment Form you acknowledge that you have read and understood the Buy-Back Documents and that the Tender(s) specified on this Withdrawal/Amendment Form are instructions to The Bank of New York to offer to sell the tendered shares represented by ADSs to Rio Tinto at the Final Price Tender or Tender Discount(s) specified and on the terms and conditions set out in the Buy-Back Documents.

     If this Withdrawal/Amendment Form is signed by the registered holder(s) of the ADSs tendered hereby, the signature(s) must correspond with the name(s) as written on the face of the cenificate(s) without any change whatsoever.

     If any of the ADSs tendered hereby are owned of record by two or more joint owners, all such persons must sign this Withdrawal/Amendment Form.

     If this Withdrawal/Amendment Form or any certificate or stock power is signed by a trustee, executor, administrator, guardian, attorney-in-fact, officer of a corporation or other person acting in a fiduciary or representative capacity, such person should so indicate when signing, and proper evidence satisfactory to The Bank of New York of the authority of such person so to act must be submitted with this Withdrawal/Amendment Form.

     If this Withdrawal/Amendment Form is signed by the registered owners(s) of the ADSs tendered hereby, no endorsements of certificates or separate stock powers are required unless payment of the Buy-Back Price determined under the tender process is to be made, or certificates for ADSs not tendered or accepted for payment are to be issued, to a person other than the registered owner(s). Signatures on any such certificates or stock powers must be guaranteed by an eligible institution.

     If this Withdrawal/Amendment Form is signed by a person other than the registered owner(s) of the ADSs tendered hereby, the certificate(s) representing such ADSs must be properly endorsed for transfer or accompanied by appropriate stock powers, in either case signed exactly as the name(s) of the registered owner(s) appear(s) on the certificate(s). The signature(s) on any such certificate(s) or stock power(s) must be guaranteed by an eligible institution.

[G] THIS SECTION IS OPTIONAL: You should only tick a Minimum Price if you wish to make your Tender conditional on the Buy-Back Price being no less than one of the specified prices. You will not receive less than this amount for the Shares represented by your ADSs, however if the Minimum Price you select is higher than the Buy-Back Price, the Shares represented by your ADSs will not be bought back. IF YOU COMPLETE BOX G, YOU MUST ALSO COMPLETE BOX C OR BOX D.

SUBMITTING YOUR WITHDRAWAL/AMENDMENT FORM-ADS HOLDERS

Deliver this Withdrawal/Amendment Form: THE BANK OF NEW YORK

     BY MAIL:                             BY HAND OR OVERNIGHT DELIVERY:
     Tender & Exchange Dept.              Tender & Exchange Department
     P.O. Box 11248                       101 Barclay Street, Street Floor
     Church Street Station                Receive and Deliver Window
     New York, NY 10286-1248              New York, NY 10286

At any time, Rio Tinto may (at its sole discretion) accept or reject any Withdrawal/Amendment or Withdrawal/Amendment Form and/or accept or reject a Withdrawal/Amendment not made on the terms and conditions set out in the Buy-Back Documents, or a Withdrawal/Amendment Form not submitted in accordance with the procedures set out in the Buy-Back Documents, including without limitation any Withdrawal/Amendment Forms that are not properly completed. Rio Tinto may do each of these things in relation to all or some of the Withdrawals/Amendments or the Withdrawal/Amendment Form it receives, in its absolute discretion.

   DELIVERY OF THE WITHDRAWAL/AMENDMENT FORM TO AN ADDRESS OTHER THAN AS SET FORTH ABOVE WILL NOT CONSTITUTE A VALID DELIVERY TO THE TENDER AGENT.

Capitalised terms not defined herein have the meaning given to them in the Buy-Back Booklet that accompanies this Withdrawal/Amendment Form.

  THIS WITHDRAWAL/AMENDMENT FORM MUST BE RECEIVED BY THE TENDER AGENT IN PROPER FORM PRIOR TO 5:00PM NEW YORK CITY TIME ON WEDNESDAY, MAY 4, 2005.

                             GENERAL QUESTIONS

    IF YOU HAVE ANY QUESTIONS REGARDING TENDERING ADSs IN THE BUY-BACK, PLEASE CALL THE BANK OF NEW YORK SHAREHOLDER LINE AT 1.800.507.9357